Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180524

PROSPECTUS

NPC International, Inc., NPC Operating Company A, Inc.

and NPC Operating Company B, Inc.

OFFER TO EXCHANGE

$190,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2020,

the issuance of which has been registered under the Securities Act of 1933, as amended,

for

all outstanding 10 1/2% Senior Notes due 2020

We are offering to exchange (such offer, the “Exchange Offer”), upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our new 10 1/2% Senior Notes due 2020 (the “Exchange Notes”) for all of our outstanding 10 1/2% Senior Notes due 2020 (the “Old Notes” and collectively with the Exchange Notes, the “notes”). We are also offering the guarantee of the Exchange Notes, which is described in this prospectus. The terms of the Exchange Notes are substantially identical to the terms of the Old Notes, except that the issuance of the Exchange Notes has been registered pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). We will pay interest on the notes on January 15 and July 15 of each year. The notes will mature on January 15, 2020.

The principal features of the Exchange Offer are as follows:

•	We will exchange all Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer for an equal principal amount of Exchange Notes.

•	You may withdraw tendered Old Notes at any time prior to the expiration of the Exchange Offer.

•	The Exchange Offer expires at 5:00 p.m., New York City time, on May 16, 2012, unless extended. We do not currently intend to extend the expiration date.

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The exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer should not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

•	We will not receive any proceeds from the Exchange Offer.

•	We do not intend to apply for listing of the Exchange Notes on any securities exchange or automated quotation system.

All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Old Notes and in the indenture governing the notes. In general, the Old Notes may not be offered or sold except in a transaction registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the Exchange Offer, we do not currently anticipate that we will register the Old Notes under the Securities Act.

You should consider carefully the risk factors beginning on page 18 of this prospectus before participating in the Exchange Offer.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the Exchange Offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2012.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this Exchange Offer that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are offering to exchange the Old Notes for the Exchange Notes only in places where the Exchange Offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Until July 16, 2012, all dealers that buy, sell or trade the Exchange Notes, whether or not participating in the Exchange Offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

This prospectus contains summaries of certain material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Written or oral requests should be directed to Troy D. Cook, Executive Vice President—Finance and Chief Financial Officer, 7300 W. 129th Street, Overland Park, Kansas 66213. Our telephone number is (913) 327-5555.

NON-GAAP FINANCIAL MEASURES

We refer to the terms EBITDA and Adjusted EBITDA (as defined in “Prospectus Summary—Summary Historical and Unaudited Pro Forma Condensed Financial and Other Data”) in various places in this prospectus. These are supplemental financial measures that are not required by, or prepared in accordance with, generally accepted accounting principles in the United States (“GAAP”).

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Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP.

The Securities and Exchange Commission (the “SEC”) has adopted rules to regulate the use in filings with the SEC and in public disclosures of non-GAAP financial measures such as EBITDA, Adjusted EBITDA and ratios related thereto. These measures are derived on the basis of methodologies other than in accordance with GAAP. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•	if applicable, a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

The rules prohibit, among other things:

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the exclusion of charges or liabilities that require, or will require, cash settlement or would have required cash settlement, absent an ability to settle in another manner, from a non-GAAP liquidity measure; and

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the adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it has occurred in the past two years or is reasonably likely to recur within the next two years.

Our measurements of, and methodology for calculating, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Please see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Condensed Financial and Other Data” for a discussion of our use of EBITDA and Adjusted EBITDA in this prospectus, including the reasons that we believe this information is useful to management and to investors and a reconciliation of EBITDA and Adjusted EBITDA to the most closely comparable financial measure calculated in accordance with GAAP.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We and the guarantor have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantor or the Exchange Notes, we refer you to the registration statement. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Prior to January 3, 2012, we filed reports and other information with the SEC under the Exchange Act as a voluntary filer. As a result of the offering of the Exchange Notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will again file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture relating to the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes the information specified therein in the manner specified therein. See “Description of the Exchange Notes.”

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations and competitive environment. Words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “forecast,” “may,” “should,” “could,” “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	competitive conditions;

•	general economic and market conditions;

•	effectiveness of franchisor advertising programs and the overall success of the franchisor;

•	increases in commodity, labor, fuel and other costs;

•	effectiveness of the hedging program for cheese prices directed by the Unified Foodservice Purchasing Co-op (“UFPC”);

•	significant disruptions in service or supply by any of our suppliers or distributors;

•	changes in consumer tastes, geographic concentration and demographic patterns;

•	consumer concerns about health and nutrition;

•	our ability to manage our growth and successfully implement our business strategy;

•	the effect of disruptions to our computer and information systems;

•	the effect of local conditions, events and natural disasters;

•	general risks associated with the restaurant industry;

•	the outcome of pending or yet-to-be instituted legal proceedings;

•	regulatory factors, including changing laws related to healthcare coverage and menu labeling, which may adversely affect our business;

•	the loss of our executive officers and certain key personnel;

•	our ability to service our substantial indebtedness, including the substantial increase in our indebtedness resulting from the Transactions (as defined below);

•	restrictions contained in our debt agreements, including those related to the Transactions;

•	availability, terms and deployment of capital;

•	our ability to obtain debt or equity financing on reasonable terms or at costs similar to that of the Senior Secured Credit Facilities (as defined below); and

•	various other factors beyond our control.

Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Our forward-looking statements are only made as of the date of this prospectus and we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

TRADEMARKS AND TRADE NAMES

The trade name “Pizza Hut” and all other trade names, trademarks, service marks, symbols, slogans, emblems, logos and designs used in the Pizza Hut system and appearing in this prospectus are owned by Pizza Hut, Inc. (“PHI”) and are licensed to us for use with respect to the operation and promotion of our restaurants. The “WingStreet” name is a trademark of WingStreet, LLC, an entity controlled by Yum! Brands, Inc. (“Yum!”). All other trademarks or trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

MARKET AND INDUSTRY DATA

In this prospectus, we refer to information regarding the U.S. restaurant industry, the quick service restaurant sector, the U.S. pizza category and its channels and competitors (including us) from publicly available market research reports and other publicly available information. Unless otherwise indicated, corporate information regarding PHI in this prospectus has been made publicly available by Yum!. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We have not independently verified such data and we make no representations as to the accuracy of such information. None of the reports referred to in the prospectus were prepared for use in, or in connection with, this prospectus.

Neither Yum! nor PHI has passed upon the adequacy or accuracy of the information contained in this prospectus.

PROSPECTUS SUMMARY

This summary contains basic information about NPC International, Inc. (“NPC”), NPC Operating Company A, Inc. (“NPC Op Co A”) and NPC Operating Company B, Inc. (“NPC Op Co B” and together with NPC and NPC Op Co A, the “Issuers”) and the Exchange Offer. It may not contain all the information that may be important to you. You should carefully read this entire prospectus, including the information set forth under “Risk Factors” and in our consolidated financial statements and related notes, before participating in the Exchange Offer. In this prospectus, the terms the “company,” “we,” “us,” “our,” and other similar terms refer to NPC and its subsidiaries, unless expressly stated otherwise or the context otherwise requires, in particular, with respect to the historical financial information of NPC. NPC Op Co A and NPC Op Co B are NPC’s only subsidiaries.

References in this prospectus to fiscal years are to our fiscal years, which end on the last Tuesday in December. Fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2007, which each included 52 weeks, ended on December 27, 2011, December 28, 2010, December 29, 2009 and December 25, 2007, respectively. Fiscal 2008, which included 53 weeks, ended on December 30, 2008.

Our Company

We are the largest restaurant franchisee and the eighth largest restaurant operator in the United States. As of December 27, 2011, we represented approximately 19% of Pizza Hut’s domestic franchisee base with 1,151 units. We operate in 28 states with a significant presence in the Southeast, Midwest and South. While our restaurants are in markets ranging from large metropolitan areas to small towns, nearly half of our restaurants are located in “1 to 2 Pizza Hut Towns” which have more limited dining alternatives and where Pizza Hut has strong brand recognition through its long history of community involvement. Our executive management team has an average tenure of more than 17 years with NPC and the Pizza Hut brand, which we believe has allowed us consistently to be a top performing franchisee in the system. We have achieved positive comparable store sales growth in 45 of the past 54 quarters, averaging an increase of 2.6% during such period. Total sales (including discontinued operations) have grown from $618 million in 2006 to $981 million in 2011, reflecting a 9.7% compound annual growth rate (“CAGR”) due to a combination of acquisitions and organic growth.

Our operational and managerial focus is on running efficient restaurants that provide excellent customer service and high quality food at attractive price points. We promote a results-oriented and performance-driven culture that emphasizes training and developing our employees’ capabilities. This focus on operational excellence and orientation towards growth and reinvestment has led to NPC’s performance as a best-in-system Pizza Hut franchisee. Our management team holds significant equity in the company and has instilled a performance-driven culture, with option packages, incentive rewards and store-level bonuses that reward year-over-year growth in sales and profits.

We operate three distinct restaurant formats to cater to the needs of customers in different markets:

•	Delivery and Carry-Out units, or “Delcos”: typically located in strip centers. Delcos provide delivery and carry-out service;

•	Restaurant-Based Delivery units or “RBDs”: traditional free-standing restaurants that offer delivery, dine-in, and carry-out service; and

•	Red Roof units, or “RRs”: traditional free-standing restaurants that offer dine-in and carry-out service, and are principally located in “1 to 2 Pizza Hut Towns.”

As of December 27, 2011, we operated 527 RBDs, 447 Delcos, and 177 RRs.

PHI

PHI, a subsidiary of Yum!, is the world’s largest pizza restaurant company with 15% market share of the pizza Quick-Service Restaurant (“QSR”) segment in the United States based on sales as of the fourth quarter of calendar 2011, according to the NPD Group. As of December 27, 2011 the Pizza Hut brand had more than 6,000 restaurants and delivery units in the United States, and approximately 6,100 international units in 97 other countries, excluding licensed units. Pizza Hut is one of the more heavily franchised QSR brands. As of December 31, 2011, PHI operated 479 restaurants, approximately 8% of its domestic units.

Within the PHI franchise system, NPC is the largest player with 1,151 units as of December 27, 2011, more than four times the number of units of the next largest Pizza Hut franchisee. Comparatively, outside the system, NPC operates almost twice as many stores as the franchisors of its two primary QSR pizza competitors, Papa John’s and Domino’s, which operate 598 units and 394 units, respectively.

Industry Overview

Domestic restaurant sales historically have closely tracked several macroeconomic indicators. Accordingly, we believe that “away-from-home” consumption will likely rebound with a macroeconomic recovery. Also, fluctuations in unemployment have historically been inversely related to restaurant sales as employed consumers have both more money available for discretionary spending and occasions for “away-from-home” consumption. National brands have steadily gained market share in both the casual dining and QSR sectors due to new unit construction, large advertising expenditures, food purchasing advantages, improved site selection and other economies of scale, which are less achievable by smaller regional and “mom and pop” operators. The QSR pizza segment is comprised of delivery, dine-in and carryout sales occasions and the QSR pizza chains diversify their menu offerings by adding items such as chicken wings, pasta, salads and desserts, and focus on increased convenience and accessibility, including improving delivery times and online ordering capabilities.

Competitive Strengths

We believe our competitive strengths include:

Largest and Most Geographically Diverse Restaurant Franchisee. As a result of NPC’s scale and long operating history, our management team holds key positions on most PHI operating committees and enjoys strong relationships throughout the Pizza Hut system. NPC’s size makes us a major player in the highly fragmented pizza segment and enables us to achieve certain benefits from economies of scale.

NPC is a strong and geographically expansive restaurant operator, with most of our units strategically located in the Southeast (62%) and Midwest (27%) regions of the United States, where Pizza Hut’s brand recognition is strongest and average labor costs are generally lower. Almost half of our restaurants are located in small towns, or “1 to 2 Pizza Hut Towns,” in which the local Pizza Hut is one of a more limited number of dining and employment alternatives and is a central meeting point for the local community. NPC’s heavier concentration in small and mid-size markets provides us with a number of benefits, including a more cost-effective labor pool, more favorable location economics, and fewer competing concepts. These factors help promote customer and employee loyalty. Additionally, we have a significant presence in more populated communities largely through the Delco format, which targets the delivery and carry-out preference in urban areas with a smaller, more cost-effective format.

Strength of the Pizza Hut Brand. Founded more than 50 years ago, Pizza Hut is one of America’s leading iconic brands and is the largest global restaurant chain focused on ready-to-eat pizza. Pizza Hut leads the domestic pizza QSR segment, with approximately 15% market share as measured by sales as of the fourth quarter of calendar 2011. As of December 27, 2011, the Pizza Hut brand had more than 6,000 restaurants and delivery units in the United States and approximately 6,100 international units in more than 97 other countries, excluding licensed units. The Pizza Hut brand name is widely recognized throughout the restaurant industry and is associated with high quality pizza and other menu items at reasonable prices. Pizza Hut is also recognized as a leader in innovation with a long and successful track record of introducing new products, including “Stuffed Crust Pizza,” “Big Italy Pizza,” “Cheesy Bites Pizza,” “Tuscani Pastas,” and “Dippin’ Strips”.

Demonstrated Strong Historical Performance. NPC’s operational and managerial focus is on running great restaurants. This has led to consistent comparable store sales growth as we have achieved positive comparable store sales in 45 of the past 54 quarters, averaging an increase of 2.6% during such period. We also promote a results-oriented and operationally-focused culture, and utilize the information systems and feedback mechanisms that we have developed to focus on training and building the capabilities of our people. NPC emphasizes recognizing and rewarding operational excellence, while incentivizing our restaurant operators to grow sales and maximize profitability. Our comprehensive information systems, developed by NPC, allow our restaurant managers to manage their businesses in real time, continuously evaluate their performance, and react quickly to solve problems.

As a result of our relative performance and subject to Yum!’s consent, NPC has become a preferred consolidator of underperforming units, refranchised units and units owned by aging franchisees. In addition to demonstrating strong organic growth, we have also grown through acquisitions, having acquired 544 units in nine transactions since 2006 (including the acquisition of 36 units on February 20, 2012).

History of Strong Free Cash Flow and Deleveraging Profile. NPC has a highly variable cost structure and uses strict cost controls, comprehensive labor management tools and proprietary information technology systems to increase free cash flow. NPC believes its success in generating strong cash flow from operations is attributable to the proven success of the Pizza Hut concept, the high degree of customer awareness of the Pizza Hut brand, and the consistent focus on efficient and effective restaurant operations. Our average estimated maintenance capital expenditure level has been approximately $11 million annually since 2006. As a result of NPC’s leadership and rapid adoption of PHI’s required Rebuild the Brand initiative, we have already completed 74% of the asset upgrades required by our franchise agreements. Accordingly, we estimate our contractually-required ongoing annual asset upgrades will average approximately $3 million per year through 2020.

Experienced and Influential Management Team. In contrast to the typical family-run, owner/operator restaurant business model, we have a professional management team, a performance-driven culture and broad access to capital. Our management team has an average tenure of 17 years at NPC and is well-respected in the Pizza Hut system and the restaurant industry. Jim Schwartz, our President and CEO, has been a member of senior management since 1991 and President since 1995. Troy Cook has been our CFO since 1995 and each of our Vice Presidents of Operations and our Territory Vice Presidents of Operations have more than 25 years of experience in the food industry. Our management team members are significant figures in the Pizza Hut system and, through active participation in a number of Pizza Hut and franchisee boards and committees, have been leaders in the most crucial system initiatives, including franchise agreement negotiations, brand rebuilding, brand development, marketing and advertising, purchasing and other key areas. Mr. Schwartz is one of two Pizza Hut franchisee members who serve on the Advertising Committee of Pizza Hut (“AdCom”) and has served in this capacity for 14 years. AdCom is critical to the Pizza Hut brand due to its focus on marketing and advertising strategies, spending and deployment and management of brand image. Mr. Schwartz is also one of two Pizza Hut franchisee members who serve on the UFPC and has served in this capacity since the organization was founded in 1999. The UFPC is responsible for the sourcing and supply of Yum!’s $5 billion in annual supply spend and works to provide significant cost reductions by leveraging the size and scale of the Yum! system. Other members of our management team provide leadership in areas of people capacity, system operations, technology and other important activities.

Business Strategy

We are focused on running great restaurants and employ several strategies to increase our sales, profitability and cash flow, including:

Brand Differentiation and Advertising Drivers

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Fast, Affordable, Quality Food. As a Pizza Hut franchisee, we offer fast, affordable food, using high-quality ingredients. The Pizza Hut brand name is widely recognized throughout the restaurant industry and is associated with high quality pizza and other menu items at attractive prices. We have consistently demonstrated that we can increase positive same store sales by providing value to the customer through our established core pizza offering.

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Innovative New Products and Promotions. We complement our value proposition by constantly seeking to innovate. Product innovations are vital to the continued success of any restaurant system, and PHI has a long and successful track record of introducing new products, including “Stuffed Crust Pizza,” “Big Italy Pizza,” “Cheesy Bites Pizza,” “Tuscani Pastas,” and “Dippin’ Strips.” New product innovation has been a driver of our consistent same store sales and margins. In addition to product innovation, we have experienced success with innovative bundling promotions that increase both customer traffic and our average check, while delivering value to the customer. We also use our knowledge of local markets to develop targeted promotions and work with PHI to develop national promotions.

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Increasing National Media Exposure. Through both national and local initiatives, the Pizza Hut brand enjoys a significant amount of television airtime, including a strong presence in prime time, sports and popular event shows. Effective January 1, 2012, the members of the PHI system agreed to increase the total national advertising budget from 3.25% to 4.00% of member gross sales, and to reduce local advertising from 1.0% to 0.25% of member gross sales. As a result of this shift, we expect to gain greater commercial exposure through prime time national advertising.

Continued Focus on Operational Improvements and Profitability

We promote a results-oriented and operationally-focused culture that emphasizes training and building the capabilities of our people. We believe that by focusing on fundamentals while implementing the best technology and training tools available we will further enhance our core performance metrics and our overall success.

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Focus on Restaurant-Level Service. In addition to product quality, our customers are focused on speed of service and quality of the restaurant experience for dine-in and carry-out traffic. We ensure that all of our employees, from our in-store customer service representatives to our call center representatives, are well-trained and committed to creating an excellent customer experience. The focus on excellence in order fulfillment extends to our online platform which provides a means to receive and process customer orders quickly, efficiently and at a low cost.

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Continual Training of our Employees. Our employees are offered access to PHI developed training programs, which we believe are among the best in our industry. The involvement of our management team in PHI’s People Capability and Training Committee also ensures we play a key role in creating a valuable and robust training environment for our employees.

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Reduce Turnover Among all Restaurant Employees. We continually strive to minimize turnover among our employees at all levels and believe that both our focus on continual training and the positive work environment that we have fostered have contributed to our success in this effort. In addition, our efforts to promote from within and provide employees with an identifiable and long term career path also contribute to both higher average tenure and cohesiveness of our team.

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Proprietary Systems. We currently use proprietary information systems in all of our restaurants. These systems tie our point-of-sale (“POS”) cash register system to our kitchen, the servers and our back office systems, ensuring effective communication as well as seamless integration across back office functions. These systems allow employees down to the store level to have access to real time information to make informed decisions to improve the operations of our business. In addition, members of our management team play key roles on the Pizza Hut Finance and Technology Committee that oversees system technology requirements up to and including web and mobile interfaces, ensuring our ability to implement the latest system-wide technology.

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Focus on Costs Controls. NPC focuses on cost controls at every level of the organization. Our management team leverages our proprietary systems and innovative metrics to strive to achieve best-in-class margins while maximizing the consumer experience.

Significant Operational Initiatives and Migratory Trends Are Expected to Create Cost Savings. We believe there are significant margin improvement opportunities within our business and the Pizza Hut system beyond the pricing benefit that would be expected during a sustained economic recovery. These savings are expected to be derived largely from three areas:

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Sourcing and Procurement: PHI and its franchisees have co-sponsored an initiative led by a third-party consulting group to identify opportunities to implement cost savings initiatives throughout the system’s supply chain. These initiatives are expected to favorably impact most of NPC’s ingredient lines without negatively impacting the quality or quantity of ingredients. These initiatives are currently in various stages with many either already implemented or launch-ready. As of December 27, 2011, the initial stages of this initiative have secured more than $5 million in annualized savings primarily through changes in packaging. Total program savings from this initiative are expected to be realized over the next 18 to 24 months.

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Labor Initiatives: NPC has implemented certain labor optimization strategies and a change in pay practices for certain team members, which we expect will benefit our margins. Total cumulative savings for these initiatives are expected to increase over the next 18 to 24 months due to the normal course attrition of certain employees. Total cost of labor savings from these initiatives were approximately $6 million in fiscal 2011.

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Migratory Ordering Trends: Customer orders are taken and processed via three different methods: in-store, through call centers and online. Online ordering is rapidly growing and comprised 17% of delivery and carry-out orders for the year ended December 27, 2011. The trend of increasing the percentage of orders processed via the online method offers an attractive margin improvement opportunity as the cost for online processing is substantially lower than processing in-store and via call centers. PHI has recently made improvements to its online customer interface that have significantly increased our online ordering volume. In addition, over the past two years, we have experienced a change in mix from delivery to carry-out as customers seek to avoid delivery charges and driver tips. Historically, carry-out has been a higher margin business for NPC since we do not incur expenses for driver or server wages or transportation reimbursement for these orders.

Growth Platform: As a result of our size, diverse geographic presence and established infrastructure, NPC is well positioned to grow organically and through acquisitions.

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Organic Unit Development. NPC plans to execute a new unit expansion initiative utilizing a low-cost-of-entry design into previously untapped markets. PHI has developed and tested a new smaller footprint, lower-cost version of the Delco asset. Called the “Delco-Lite”, this asset is approximately 1,000 square feet of in-line space. The Delco-Lites rolled out in the PHI system have had promising early results, including a heavy mix of higher margin carry-out orders compared to the traditional Delco format. NPC opened an aggregate of 16 Delco-Lite units in 2011.

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Opportunistic Acquisition of Units through Credit Accretive Transactions. As a result of our status as a best-in-system operator, we have been a preferred consolidator of underperforming units, refranchised units and units owned by aging franchisees. We have acquired 544 units in nine transactions since 2006 (including the acquisition of 36 units on February 20, 2012). In addition to being credit accretive, these transactions have served to accelerate our migration to the more efficient Delco asset type due to the heavy concentration of such assets in the acquired market. We expect to maintain an opportunistic posture regarding acquisitions in future years as well.

The Transactions

Acquisition

On November 6, 2011, NPC International Holdings, Inc. (“Purchaser”), an entity formed by an investment group consisting of entities affiliated with Olympus Growth Fund V, L.P. and OGP V, LLC, its general partner (“Olympus” or the “Sponsor”), entered into a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which Purchaser acquired all of the outstanding membership interests of NPC Acquisition Holdings, LLC (“Parent”), which owns all of the outstanding capital stock of NPC, for approximately $755.0 million (the “Acquisition”). The closing of the Acquisition occurred on December 28, 2011.

In connection with the Acquisition, Purchaser repaid or caused to be repaid, on behalf of NPC, all of the outstanding borrowings of NPC under its then-existing senior secured credit facilities which consisted of a seven-year term loan (the “Old Term Loan”) and a $75.0 million six-year revolving credit facility (the “Old Revolving Facility” and together with the Old Term Loan, the “Old Senior Secured Credit Facilities”). In addition, NPC has, as required by the Purchase Agreement, completed, at Purchaser’s request, a cash tender offer (the “Tender Offer”) for NPC’s then-outstanding 9 1/2% Senior Subordinated Notes due 2014 (the “2014 Notes”).

In connection with the Tender Offer, NPC solicited consents (the “Consent Solicitation”) from the holders of the 2014 Notes to adopt amendments to the indenture under which the 2014 Notes were issued (as amended or otherwise modified from time to time, the “2014 Indenture”) that, among other things, eliminated substantially all restrictive covenants and certain event of default provisions and reduced the redemption notice period from 30 days to three days. All of the 2014 Notes have been repurchased or redeemed by NPC.

Financing

To consummate the Acquisition, we entered into new debt financing consisting of (i) a $375.0 million term loan (the “Term Loan”), (ii) a five-year senior secured revolving credit facility that provides for aggregate borrowings of up to $100.0 million (the “Revolving Facility” and together with the Term Loan, the “Senior Secured Credit Facilities”) and (iii) $190.0 million of Old Notes (collectively, all of the transactions described in this paragraph, the “Financing Transactions”). See “Description of Other Indebtedness” for a description of the Senior Secured Credit Facilities.

For ease of reference, we refer to: (i) the Acquisition; (ii) the related repayment of existing indebtedness, including the consummation of the Tender Offer and Consent Solicitation and Old Senior Secured Credit Facilities; (iii) the Financing Transactions; (iv) the establishment of the Senior Secured Credit Facilities; and (v) the payment of fees and expenses related thereto in this prospectus collectively as the “Transactions.”

On March 28, 2012, we refinanced the Senior Secured Credit Facilities. The refinancing resulted in a 125 basis point reduction in the spread over LIBOR on our Term Loan LIBOR borrowings and lowered the Term Loan LIBOR floor by 25 basis points. At prevailing LIBOR rates this refinancing serves to reduce annual interest expense by approximately $5.6 million. We paid a soft call premium of $3.75 million in accordance with the terms of our Senior Secured Credit Facilities plus transaction related expenses of approximately $1.1 million to effectuate the refinancing. No other changes were made to the Senior Secured Credit Facilities in the refinancing.

Our Sponsor

As a result of the Transactions, NPC is indirectly owned by Olympus, along with certain members of NPC’s management. See “Certain Relationships and Related Party Transactions.”

Founded in 1988, Olympus is a Stamford, Connecticut based private equity firm focused on providing equity capital for middle market management buyouts and for companies needing capital for expansion. Olympus is an active, long-term investor across a broad range of industries, including restaurants and consumer products, healthcare services, financial services and business services. Olympus manages in excess of $3 billion on behalf of corporate pension funds, endowment funds and state-sponsored retirement programs. With an average investment horizon of 4 to 7 years, Olympus works diligently with management teams to be a value-added partner, providing expertise in business development, long-term strategic planning, recruiting, capital market decisions, and mergers, acquisitions and divestitures. Olympus is an experienced investor in the restaurant franchisee space, with current and former investments including K-Mac (a large Taco Bell franchisee), Pepper Dining (a large Chili’s Bar & Grill franchisee) and Pennant Foods (a large Wendy’s franchisee).

Corporate Structure

The following chart reflects certain relevant aspects of our corporate structure and principal third-party indebtedness as of December 27, 2011, after giving effect to the Transactions, including the issuance of the Old Notes:

Corporate Information

Our principal executive offices are located at 7300 W. 129th Street, Overland Park, Kansas 66213, and our telephone number at that address is (913) 327-5555.

Summary of Exchange Offer

On December 28, 2011, we sold, through a private placement exempt from the registration requirements of the Securities Act, $190,000,000 of our Old Notes, all of which are eligible to be exchanged for Exchange Notes.

Simultaneously with the private placement, we entered into a registration rights agreement with the Goldman, Sachs & Co. and Barclays Capital Inc. (the “initial purchasers”), the initial purchasers of the Old Notes (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to use commercially reasonable efforts to cause a registration statement for substantially identical Exchange Notes, which will be issued in exchange for the Old Notes, to be filed with the SEC within 210 days of the date of issuance of the Old Notes and to cause such registration statement to become effective within 270 days of the date of issuance of the Old Notes. You may exchange your Old Notes for Exchange Notes in this Exchange Offer. You should read the discussion under the headings “Exchange Offer” and “Description of the Exchange Notes” for further information regarding the Exchange Notes.

Securities Offered	$190,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2020.

Exchange Offer	We are offering to exchange the Old Notes for a like principal amount at maturity of the Exchange Notes. Old Notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Offer is being made pursuant to the Registration Rights Agreement which grants the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This Exchange Offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the Exchange Offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

Expiration Date; Withdrawal of Tender	The Exchange Offer will expire at 5:00 p.m., New York City time, on May 16, 2012, or a later time if we choose to extend this Exchange Offer in our sole and absolute discretion. You may withdraw your tender of Old Notes at any time prior to 5:00 p.m., New York City time on the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the Exchange Offer.

Resales	Based on interpretations by the staff of the SEC set forth in no-action letters issued to unrelated parties, we believe that you can offer for resale, resell and otherwise transfer the Exchange Notes without complying with the registration and prospectus delivery requirements of the Securities Act so long as:

•	you are not an “affiliate” of ours;

•	you are not engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes;

•	you are acquiring the Exchange Notes in your ordinary course of business;

•	you are not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing.

If any of these conditions is not satisfied and you transfer any Exchange Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume, or indemnify you against, any such liability.

Broker-Dealer	Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the Exchange Offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the Exchange Offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Old Notes is subject to certain customary conditions, including our determination that the Exchange Offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests	The Old Notes were issued as global securities and were deposited upon issuance with Wells Fargo Bank, National Association, which issued uncertificated depositary interests in those Old Notes, which represent a 100% interest in those Old Notes, to The Depositary Trust Company (“DTC”).

Beneficial interests in the Old Notes, which are held by direct or indirect participants in DTC, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by DTC.

You may tender your Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the letter of transmittal that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “Exchange Offer.” Your Old Notes must be tendered in minimum denominations of $2,000 and multiples of $1,000 in excess thereof.

In order for your tender to be considered valid, the exchange agent must receive a confirmation of book-entry transfer of your Old Notes into the exchange agent’s account at DTC, under the procedure described in this prospectus under the heading “Exchange Offer,” on or before 5:00 p.m., New York City time, on the expiration date of the Exchange Offer.

United States Federal Income Tax Considerations	The Exchange Offer should not result in any income, gain or loss to the holders of Old Notes or to us for United States federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent for the Exchange Offer.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require us to register their Old Notes under a shelf registration statement. See “Exchange Offer—Shelf Registration.”

Consequences of Not Exchanging Old Notes

If you do not exchange your Old Notes in the Exchange Offer, your Old Notes will continue to be subject to the restrictions on transfer currently applicable to the Old Notes. In general, you may offer or sell your Old Notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Old Notes under the Securities Act. Under some circumstances, however, holders of the Old Notes, including holders who are not permitted to participate in the Exchange Offer or who may not freely resell Exchange Notes received in the Exchange Offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of notes by these holders. For more information regarding the consequences of not tendering your Old Notes and our obligation to file a shelf registration statement, see “Exchange Offer—Consequences of Failure to Exchange” and “The Exchange Offer—Shelf Registration.”

Summary of the Exchange Notes

The following summary is provided solely for your convenience. This summary is a brief summary of certain terms of the Exchange Notes, the guarantees and the related indenture and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read the full text and more specific details contained elsewhere in this prospectus. For a more complete description of the terms of the Exchange Notes, the guarantees and the related indenture, including the definitions of certain terms used in this summary, see “Description of the Exchange Notes.”

Issuers	NPC International, Inc., NPC Op Co A and NPC Op Co B. (collectively, the “Issuers”).

Exchange Notes Offered	$190,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2020, to be issued in exchange for and in replacement of $190,000,000 in aggregate principal amount of Old Notes.

Maturity	January 15, 2020.

Interest Payment Dates	January 15 and July 15, commencing July 15, 2012.

Guarantees	The Exchange Notes will be fully and unconditionally guaranteed on a senior unsecured basis by Parent and each of our future wholly owned subsidiaries that is a guarantor of the Senior Secured Credit Facilities. As of the date hereof, NPC does not have any subsidiaries other than co-issuers NPC Op Co A and NPC Op Co B. As of the date hereof, the Parent’s only material asset is all of the capital stock issued and outstanding of NPC. NPC Op Co A and NPC Op Co B currently do not have material assets. See “Description of the Exchange Notes—Guarantees.”

Ranking	The Exchange Notes will be our senior unsecured obligations. The Exchange Notes will rank pari passu in right of payment with all of our existing and future indebtedness that is not expressly subordinated in right of payment thereto. The Exchange Notes will be senior in right of payment to any future indebtedness that is expressly subordinated in right of payment thereto and effectively junior to our existing and future secured indebtedness, including the Senior Secured Credit Facilities described in this prospectus, to the extent of the value of the collateral securing such indebtedness and to all existing and future liabilities of our non-guarantor subsidiaries.

The guarantees will be the guarantors’ senior unsecured obligations. The guarantees will rank pari passu in right of payment with all existing and future indebtedness of each guarantor that is not expressly subordinated thereto. The guarantees will be senior in right of payment to any future indebtedness of each guarantor that is expressly subordinated in right of payment thereto and effectively junior to all existing and future secured indebtedness of each guarantor to the extent of the value of the collateral securing such indebtedness.

Optional Redemption

At any time prior to January 15, 2015, the Issuers may redeem up to 35% of the aggregate principal amount of the Exchange Notes with the net proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of the Exchange Notes—Optional Redemption.”

At any time prior to January 15, 2016, the Issuers may redeem the Exchange Notes, in whole or in part, at their option, at a redemption price equal to 100% of their principal amount plus a “make-whole premium” and accrued and unpaid interest, if any, to the date of redemption. See “Description of the Exchange Notes—Optional Redemption.”

On and after January 15, 2016, the Issuers may redeem some or all of the Exchange Notes at any time at the redemption prices set forth in the section “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	Upon certain change of control events, each holder of Exchange Notes may require the Issuers to purchase all or a portion of such holder’s Exchange Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control” and the definition of “Change of Control” under “Description of the Exchange Notes.”

Asset Sale Offer	If we sell assets under certain circumstances we must offer to repurchase the Exchange Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the applicable repurchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem or repurchase capital stock or make other restricted payments;

•	make investments;

•	incur additional indebtedness or issue certain preferred equity;

•	create certain liens;

•	incur obligations that restrict the ability of our subsidiaries to make dividend or other payments to us;

•	guarantee indebtedness;

•	enter into transactions with our affiliates;

•	create or designate unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Exchange Notes” in this prospectus.

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.

No Established Trading Market	The Exchange Notes are new issues of securities with no established trading market. We do not intend to apply for the Exchange Notes to be listed on any securities exchange or included in any automated quotation system. We cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider in evaluating whether to participate in the Exchange Offer, in addition to other information included in this prospectus.

Summary Historical and Unaudited Pro Forma Condensed Financial and Other Data

The following table sets forth summary historical and unaudited pro forma condensed financial and other data of our business at the dates and for the periods indicated. The summary historical condensed consolidated statements of operations and condensed consolidated statements of cash flows data for the fiscal years ended December 29, 2009, December 28, 2010 and December 27, 2011 and the summary historical condensed consolidated balance sheet data as of December 28, 2010 and December 27, 2011 has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus.

The summary unaudited pro forma condensed statement of operations information for the 52 weeks ended December 27, 2011 gives effect to the Transactions as if they had occurred on December 29, 2010. The summary unaudited pro forma condensed balance sheet data as of December 27, 2011 gives effect to the Transactions as if they had occurred on December 27, 2011. The pro forma adjustments reflect adjustments required under GAAP for business combinations and are based upon preliminary estimates of fair value and certain assumptions that we believe are reasonable. Revisions to the preliminary estimates of fair value may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, depreciation and amortization, interest expense and income taxes. The summary unaudited pro forma condensed financial data is for informational purposes only and does not purport to represent what our results of operations or financial positions actually would be if the Transactions had occurred at any date, nor does such data purport to project the results of operations for any future period.

	52 Weeks Ended Dec. 29, 2009	52 Weeks Ended Dec. 28, 2010	52 Weeks Ended Dec. 27, 2011	Pro Forma 52 Weeks Ended Dec. 27, 2011
				(unaudited)
(in thousands, except restaurant operating data)
Consolidated Statement of Operating Data:
Sales
Net product sales	$845,074	$934,807	$937,980	$937,980
Fees and other income	37,391	43,477	42,993	42,993

Total sales	882,465	978,284	980,973	980,973
Costs and expenses
Cost of sales	226,676	277,027	284,291	284,291
Direct labor	262,298	280,690	274,216	274,216
Other restaurant operating expenses	291,640	299,721	295,990	295,348
General and administrative expenses	48,883	50,960	60,649	60,649
Corporate depreciation and amortization of intangibles	11,761	11,809	11,808	15,732
Transaction costs(4)	—	—	26,588	—
Other	1,955	1,665	1,027	1,027

Total costs and expenses	843,213	921,872	954,569	931,263

Operating income	39,252	56,412	26,404	49,710
Interest expense	31,266	29,283	25,201	51,162

Income (loss) before income taxes	7,986	27,129	1,203	(1,452)
Income tax (benefit) expense	(2,463)	5,665	(3,503)	(4,565)

Income from continuing operations	10,449	21,464	4,706	3,113
Loss from discontinued operations, net of taxes	(59)	—	—	—

Net income	$10,390	$21,464	$4,706	$3,113

	52 Weeks Ended Dec. 29, 2009	52 Weeks Ended Dec. 28, 2010	52 Weeks Ended Dec. 27, 2011	Pro Forma 52 Weeks Ended Dec. 27, 2011
				(unaudited)
(in thousands, except restaurant operating data)
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$62,674	$76,178	$86,201	$—
Investing activities	(37,789)	(16,213)	(22,782)	—
Financing activities	(15,543)	(30,475)	(29,184)	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$14,669	$44,159	$78,394	$11,962
Working capital	(68,238)	(40,188)	(2,893)	(43,471)
Facilities and equipment (net)	164,413	143,713	131,744	139,153
Franchise rights (net)	408,714	399,248	390,110	551,000
Total assets	829,324	825,228	848,728	1,121,773
Total debt	433,710	402,370	372,700	565,000
Net debt	419,041	358,211	294,306	553,038
Equity	158,575	182,332	201,460	220,715
Sales by occasion:
Delivery	40%	38%	37%	37%
Carry-out	40%	45%	46%	46%
Dine-in	20%	17%	17%	17%

Total	100%	100%	100%	100%
Number of units:
Delco	435	424	447	447
Red Roof	185	180	177	177
Restaurant-Based Delivery	529	532	527	527

Total	1,149	1,136	1,151	1,151
Restaurant Operating Data:
Average unit sales	$739,995	$821,447	$824,235	$824,235
Same store sales	(10.2%)	10.1%	0.4%	0.4%

Other Financial Data:
Adjusted EBITDA(1)	$94,493	$105,461	$108,612	$108,612
Rents	50,784	51,263	51,240	51,240
Capital expenditures	25,457	18,331	23,775	23,775
Adjusted EBITDA Margin(2)	11.2%	11.3%	11.6%	11.6%

Estimated Closing Date Pro Forma Data:
Cash interest expense(3)				$47,111
Senior Secured Debt				375,000
Total Debt				565,000
Ratio of Senior Secured Debt to Adjusted EBITDA				3.5	x
Ratio of total debt to Adjusted EBITDA				5.2	x
Ratio of Adjusted EBITDA to Cash Interest				2.3	x

(1)

We define Adjusted EBITDA as consolidated net income plus interest, income taxes, depreciation and amortization, facility impairment charges, and pre-opening expenses further adjusted to exclude unusual litigation expenses (before partial indemnification offset) and transaction expenses. Adjusted EBITDA is not a measure of financial performance under GAAP. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation from, or as a substitute for analysis of, the company’s financial information reported under generally accepted accounting principles. Adjusted EBITDA as defined above may not be similar to EBITDA measures of other companies. Adjusted EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. We have included Adjusted EBITDA as a supplemental disclosure because we believe that Adjusted EBITDA provides investors a helpful measure for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. We incurred substantial transaction costs in 2011 in connection with the Transactions and prior to the closing of the Transactions had substantial interest expense relating to the financing of the acquisition of us in 2006 and substantial depreciation and amortization expense relating to the acquisition of us in 2006, and have had similar expense relating to our acquisition of units in recent years. We believe that the elimination of these items, as well as taxes, pre-opening and other expenses and facility impairment charges and unusual litigation expenses (before partial indemnification offset) give investors useful information to compare the performance of our core operations over different periods.

The following is a reconciliation of net income to Adjusted EBITDA and pro forma Adjusted EBITDA:

	52 Weeks Ended Dec. 29, 2009	52 Weeks Ended Dec. 28, 2010	52 Weeks Ended Dec. 27, 2011	Pro Forma 52 Weeks Ended Dec. 27, 2011
				(unaudited)
Net income from continuing operations	$10,449	$21,464	$4,706	$3,113
Adjustments:
Interest expense	31,266	29,283	25,201	51,162
Income tax (benefit) expense	(2,463)	5,665	(3,503)	(4,565)
Depreciation and amortization	51,916	46,221	45,049	48,331
Transaction costs(4)	—	—	26,588	—
Litigation costs	—	—	8,000	8,000
Net facility impairment charges	1,368	1,753	1,260	1,260
Pre-opening expenses and other	1,957	1,075	1,311	1,311

Adjusted EBITDA from continuing operations	94,493	105,461	108,612	108,612
Adjusted EBITDA from discontinued operations	142	—	—	—

Adjusted EBITDA	$94,635	$105,461	$108,612	$108,612

(2)	As a percentage of net product sales.
(3)	Pro forma cash interest expense reflects the annual interest that would have been payable on the Old Notes and under our Senior Secured Credit Facilities. A 0.25% change in the weighted average interest rate on our Senior Secured Credit Facilities would change pro forma cash interest expense by $0.9 million for the 52 weeks ended December 27, 2011. A 0.25% change in the weighted average interest rate on the notes would change pro forma interest expense by $0.5 million for the 52 weeks ended December 27, 2011.
(4)	Costs incurred in fiscal 2011 in connection with the Acquisition, consisting largely of stock and other compensation expense, broker fees and legal and professional fees.

RISK FACTORS

You should carefully consider the risk factors set forth below before participating in the Exchange Offer. The risks described below are not the only risks facing the company. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Relating to the Exchange Offer

Because there is no public market for the Exchange Notes, you may not be able to resell your Exchange Notes.

The Exchange Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Exchange Notes; or

•	the price at which the holders would be able to sell their Exchange Notes.

If a trading market were to develop, the Exchange Notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

We understand that the initial purchasers presently intend to make a market in the Exchange Notes. However, they are not obligated to do so and any market making with respect to the Exchange Notes may be discontinued at any time without notice. In addition, market-making will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the Exchange Offer or the effectiveness of the registration statement.

We offered the Old Notes in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the Old Notes may be transferred or resold only in a transaction registered under or exempt from the Securities Act and applicable state securities laws. We are conducting the Exchange Offer pursuant to an effective registration statement, whereby we are offering to exchange the Old Notes for nearly identical Exchange Notes that you will be able to trade without registration under the Securities Act provided you are not one of our affiliates. We cannot assure you that the Exchange Offer will be conducted in a timely fashion. Moreover, we cannot assure you that an active or liquid trading market for the Exchange Notes will develop. For more information, see “Exchange Offer.”

You must comply with the Exchange Offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the Exchange Offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the Exchange Offer, certain registration and other rights under the Registration Rights Agreement will terminate. See “Exchange Offer—Procedures for Tendering Old Notes” and “Exchange Offer—Consequences of Failure to Exchange.”

Holders of Old Notes who fail to exchange their Old Notes in the Exchange Offer will continue to be subject to restrictions on transfer.

If you do not exchange your Old Notes for Exchange Notes in the Exchange Offer, you will continue to be subject to the restrictions on transfer applicable to the Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Old Notes under the Securities Act. For further information regarding the consequences of tendering your Old Notes in the Exchange Offer, see the discussion herein under the caption “Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Relating to the Exchange Notes

Your right to receive payments on the Exchange Notes is effectively junior to those lenders who have a security interest in our assets to the extent of the value of those assets.

Our obligations under the Exchange Notes and any guarantors’ obligations under their guarantees of the Exchange Notes are unsecured, but our obligations under our Senior Secured Credit Facilities and any guarantor’s obligations under its guarantee of our Senior Secured Credit Facilities are secured by a security interest in substantially all of our tangible and intangible assets and those of each such guarantor, respectively, including the stock of certain of our future subsidiaries potentially. If we are declared bankrupt or insolvent, or if we default under our Senior Secured Credit Facilities, the lenders thereunder could declare all of the funds borrowed under our Senior Secured Credit Facilities, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the Exchange Notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the Exchange Notes, then that guarantor will be released from its guarantee of the Exchange Notes automatically and immediately upon such sale. In any such event, because the Exchange Notes will not be secured by any of our or our subsidiaries’ assets, including the equity interests in subsidiary guarantors, if any, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.” As of December 27, 2011, on a pro forma basis after giving effect to the Transactions, we would have had $565.0 million in outstanding indebtedness, of which $375.0 million would have been secured and effectively rank senior to the Exchange Notes. In addition, we would have had approximately $100.0 million of undrawn availability under our Revolving Facility, or $72.3 million of borrowing capacity assuming $27.7 million of letters of credit had been issued and were outstanding as of such date. Any indebtedness outstanding under the Revolving Facility will also be secured and will effectively rank senior to the Exchange Notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the Exchange Notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Secured Credit Facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the Exchange Notes and substantially decrease the market value of the Exchange Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants set forth in the agreements governing our Senior Secured Credit Facilities and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness, including the agreements governing our Senior Secured Credit Facilities and the indenture governing the notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Senior Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Secured Credit Facilities to avoid being in default. If we breach our covenants under the credit agreement governing our Senior Secured Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Senior Secured Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the Exchange Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our or our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Exchange Notes upon a change of control because we may not have sufficient financial resources to purchase all of the Exchange Notes that are tendered upon a change of control. Further, we may be contractually restricted under the terms of the credit agreement governing our Senior Secured Credit Facilities from repurchasing all of the Exchange Notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the Exchange Notes unless we are able to refinance or obtain waivers from the lenders under our Senior Secured Credit Facilities. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross default under our Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

You may not be able to determine when a change of control giving rise to your right to have the Exchange Notes repurchased by us has occurred following a sale of “substantially all” of our assets.

A change of control, as defined in the indenture governing the notes, will require us to make an offer to repurchase all outstanding notes. The definition of change of control includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Exchange Notes to require us to repurchase their Exchange Notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

The lenders under our Senior Secured Credit Facilities will have the discretion to release any guarantors under our Senior Secured Credit Facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the Exchange Notes.

While any obligations under our Senior Secured Credit Facilities remain outstanding, any guarantee of the Exchange Notes may be released without action by, or consent of, any holder of the Exchange Notes or the trustee under the indenture governing the notes, at the discretion of lenders under our Senior Secured Credit

Facilities, if the related guarantor is no longer a guarantor of obligations under our Senior Secured Credit Facilities. See “Description of the Exchange Notes.” The lenders under our Senior Secured Credit Facilities will have the discretion to release the guarantees under our Senior Secured Credit Facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Exchange Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of the Exchange Notes.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully below, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—Under certain circumstances a court could cancel the Exchange Notes or the related guarantees under fraudulent conveyance laws.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the Exchange Notes—Guarantees.”

Under certain circumstances a court could cancel the Exchange Notes or the related guarantees under fraudulent conveyance laws.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Exchange Notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Exchange Notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the Exchange Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the Exchange Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Exchange Notes or the incurrence of the guarantees;

•	the issuance of the Exchange Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the Exchange Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Exchange Notes or such guarantee, or further subordinate the Exchange Notes or such guarantee, to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the Exchange Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Exchange Notes. Further, the voidance of the Exchange Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

Your ability to transfer the Exchange Notes may be limited by the absence of an active trading market, and an active trading market for the Exchange Notes may not develop.

The Exchange Notes are new issues of securities for which there is no established public market. We do not intend to have the Exchange Notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the Exchange Notes, if issued, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the Exchange Notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the Exchange Notes may not develop, and if a market for the Exchange Notes does develop, that market may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. The market, if any, for the Exchange Notes may be subject to similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your Exchange Notes. In addition, the Exchange Notes may trade at a discount from the Old Notes initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

The interests of the Sponsor as our controlling equity holder may conflict with yours as a creditor.

The Sponsor controls the election of our directors and thereby has the power to control our affairs and policies, including the appointment of management, the issuance of additional stock and the declaration and payment of dividends. The Sponsor does not have any liability for any obligations under the Exchange Notes and its interests may be in conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the Sponsor may pursue strategies that favor equity investors over debt investors. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financing or other transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve risk to you as a holder of the Exchange Notes. Additionally, the Sponsor may make investments in businesses that directly or indirectly compete with us, or may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. For information concerning our arrangements with the Sponsor following the Transactions, see “Certain Relationships and Related Party Transactions.”

A lowering, suspension or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt will have a non-investment grade rating, and any rating assigned could be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, warrant such action. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Exchange Notes. Credit ratings are not recommendations to purchase, hold or sell the Exchange Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the Exchange Notes. Any downgrade in ratings by either Standard & Poor’s or Moody’s may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating of the Exchange Notes is subsequently lowered, suspended or withdrawn for any reason, you may not be able to resell your Exchange Notes at a favorable price or at all.

Risks Relating to Our Indebtedness and Certain Other Obligations

Our substantial indebtedness and lease obligations could adversely affect our ability to raise additional capital to fund our operations and make strategic acquisitions, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the Exchange Notes.

We are a highly leveraged company. Our total outstanding indebtedness, giving effect to the Transactions as if they had occurred on December 27, 2011, would be $565.0 million comprised of our Term Loan of $375.0 million and the $190.0 million of notes. We can also borrow secured debt up to $100.0 million under our Revolving Facility. We had $27.7 million of letters of credit issued and outstanding on the closing date, resulting in $72.3 million of borrowing capacity under our Revolving Facility at the closing of the Transactions. See “Description of Other Indebtedness.”

We also have, and will continue to have, significant lease obligations. As of December 27, 2011, our minimum annual rental obligations under long-term operating leases for fiscal 2012 and fiscal 2013 are $45.8 million and $41.9 million, respectively.

Our high degree of leverage and significant lease obligations could have important consequences for you. For example, they could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, research and development, debt service requirements, acquisitions and general corporate or other purposes;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•	limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors who are less highly leveraged;

•	increase our vulnerability to general economic and industry conditions;

•	expose us to the risk of increased interest rates as the borrowings under our Senior Secured Credit Facilities will be at variable rates of interest;

•	make it more difficult for us to make payments on the Exchange Notes; and

•

require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities.

For the fifty-two weeks ended December 27, 2011, on a pro forma basis after giving effect to the issuance of the Old Notes and the consummation of the Transactions as if they had closed on December 29, 2010, our cash interest expense would have been approximately $47.1 million. See “Unaudited Pro Forma Condensed Combined Financial Information.” At December 27, 2011, on a pro forma basis after giving effect to the issuance of the Old Notes and the consummation of the Transactions as if they had closed on December 27, 2011, we would have had approximately $565.0 million of debt outstanding under our Senior Secured Credit Facilities and the Old Notes.

Despite current indebtedness levels and restrictive covenants, we and our subsidiaries may incur additional indebtedness in the future. This could further exacerbate the risks associated with our substantial financial leverage.

The terms of the indenture governing the notes and the credit agreement governing our Senior Secured Credit Facilities permit us to incur a substantial amount of additional debt, including secured debt. Any additional borrowings under our Senior Secured Credit Facilities, and any other secured debt, would be effectively senior to the Exchange Notes and the guarantees thereof to the extent of the value of the assets securing such indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the risks that we now face as a result of our leverage would intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on and to refinance our indebtedness, including the Exchange Notes, and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future. This ability is, to a significant extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available under our Senior Secured Credit Facilities, in an amount sufficient to enable us to pay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. In any such circumstance, we may need to refinance all or a portion of our indebtedness, including the Exchange Notes, on or before maturity. We may not be able to refinance any of our indebtedness, including our Senior Secured Credit Facilities and the Exchange Notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Any such action, if necessary, may not be effected on commercially reasonable terms or at all. The credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes restrict our ability to sell assets and use the proceeds from such sales.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness (including covenants in our Senior Secured Credit Facilities and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Senior Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Secured Credit Facilities to avoid being in default. If we breach our covenants under the credit agreement governing our Senior Secured Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Senior Secured Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flow, including cash available for servicing our indebtedness, will correspondingly decrease. If LIBOR increases above 1.50%, a 0.25% increase in the floating rate applicable to the $375.0 million outstanding under the Term Loan would result in a $0.9 million increase in our annual interest expense. Assuming all revolving loans are drawn under the $100.0 million Revolving Facility, a 0.25% change in the floating rate would result in a $0.3 million change in our annual interest expense. In the future, we may enter into interest rate hedges that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate hedges with respect to all of our variable rate indebtedness, and any hedges we enter into may not fully mitigate our interest rate risk, or may create additional risks.

Risks Relating to Our Business

Changes in consumer discretionary spending and general economic conditions could have a material adverse effect on our business and results of operations.

Purchases at our stores are discretionary for consumers and, therefore, our results of operations are susceptible to economic slowdowns and recessions. Our results of operations are dependent upon discretionary spending by consumers, particularly by consumers living in the communities in which our restaurants are located. A significant portion of our stores are clustered in certain geographic areas. A significant weakening in the local economies of these geographic areas, or any of the areas in which our stores are located, may cause consumers to curtail discretionary spending, which in turn could reduce our store sales and have an adverse effect on our results of operations. Some of the factors that impact discretionary consumer spending include unemployment, disposable income and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales mix, profitability or development plans, which could harm our financial condition and operating results.

The impact of potentially limited credit availability on third-party vendors such as our suppliers cannot be predicted. The inability of our suppliers to access financing, or the insolvency of suppliers, could lead to disruptions in our supply chain which could adversely impact our sales, cost of sales and financial condition.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, including but not limited to, increased food costs, increased labor and employee benefit cost and increased energy costs may adversely affect our operating costs. Additionally, significant increases in gasoline prices could result in a decrease of customer traffic at our units and increased operating costs. Most of the factors affecting cost are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers. Most ingredients used in our pizza, particularly cheese, dough and meat, which are the largest components of our food costs, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. While we have developed strategies to mitigate or partially offset the impact of higher commodity costs, there can be no assurances such measures will be successful. In addition, no assurances can be given that the magnitude and duration of these cost increases or any future cost increases will not have a larger adverse impact on our profitability and consolidated financial position than currently anticipated.

The estimated increase in our food costs from a hypothetical $0.10 adverse change in the average cheese block price per pound would have been approximately $5.4 million in 2011, without giving effect to the UFPC directed hedging programs. In addition, our participation in the food hedging programs directed by the UFPC may hedge less than half of our cheese purchases and therefore may not adequately protect us from price fluctuations.

Wage rates for a substantial number of our employees are at or slightly above the minimum wage. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. Legislation was passed to increase Federal and certain states’ minimum wage rates during 2007 through 2009. Approximately 26% of our units operate in states where the state minimum wage rate exceeds the federal minimum wage rate. We currently expect that 21% of our total units will incur an increase in state minimum wage rates in 2012, while 12% of total units experienced an increase in 2011.

We are highly dependent on the Pizza Hut system and our success is tied to the success of PHI’s brand strength, marketing campaigns and product innovation.

We are a franchisee of PHI and are highly dependent on PHI for our operations. Due to the nature of franchising and our agreements with PHI, our success is, to a large extent, directly related to the success of the

Pizza Hut restaurant system, including the financial condition, management and marketing success of PHI and the successful operation of Pizza Hut restaurants owned by other franchisees. Further, if Yum! Brands Inc. were to reallocate resources away from the Pizza Hut brand in favor of its other brands, the Pizza Hut brand could be harmed, which would have a material adverse effect on our operating results. These strategic decisions and PHI’s future strategic decisions may not be in our best interests and may conflict with our strategic plans.

Our ability to compete effectively depends upon the success of the management of the Pizza Hut system; for example, we depend on PHI’s introduction of innovative products, promotions and advertising to differentiate us from our competitors, drive sales and maintain the strength of the Pizza Hut brand. If PHI fails to introduce successful innovative products and launch effective marketing campaigns, our sales may suffer. As a result, any failure of the Pizza Hut system to compete effectively would likely have a material adverse effect on our operating results.

Under our franchise agreements with PHI, we are required to comply with operational programs and standards established by PHI. In particular, PHI maintains discretion over the menu items that we can offer in our restaurants. If we fail to comply with PHI’s standards of operations, PHI has various rights, including the right to terminate the applicable franchise agreement, redefine the franchise territory or terminate our right to establish additional restaurants in a territory. The franchise agreements may also be terminated upon the occurrence of certain events, such as the insolvency or bankruptcy of the company. If any of our franchise agreements were terminated or any of our franchise rights were limited, our business, financial condition and results of operations would be harmed.

PHI must also approve the acquisition or opening of any new restaurant and the closing of any of our existing restaurants. Therefore, PHI could limit our ability to expand our operations through acquisitions and require us to continue operating underperforming units. In addition, the franchise agreements limit our ability to raise equity capital and require approval to effect a change of control.

The U.S. Quick Service Restaurant market is highly competitive, and that competition could affect our operating results.

We compete on a broad scale with QSRs and other national, regional and local restaurants. The overall food service market generally and the QSR market, in particular, are intensely competitive with respect to price, service, location, personnel and type and quality of food. Other key competitive factors include the number and location of restaurants, quality and speed of service, attractiveness of facilities, effectiveness of advertising and marketing programs, and new product development by PHI and its competitors. In addition, we compete within the food service market and the QSR sector not only for customers, but also for management and hourly employees and suitable real estate sites. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, which would have an adverse effect on our operating results.

We face risks associated with litigation from customers, employees and others in the ordinary course of business.

Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various QSRs alleging, among other things, that they have failed to disclose the health risks associated with high-fat foods and that their marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact Pizza Hut’s brand reputation, hindering our ability to grow our business.

Further, we may be subject to employee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. These types of claims, as well as other types of lawsuits to which we are subject from time to time, can distract our management’s attention from our business operations. We have been subject to these types of claims, and if one or more of these claims were to be successful, or if there is a significant increase in the number of these claims, our business, financial condition and results of operations could be adversely affected.

In addition, since certain of our restaurants serve alcoholic beverages, we are subject to “dram shop” statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because such a plaintiff seeks punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage could have a material adverse effect on our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially affect us and our restaurants.

Incidents involving food-borne illnesses, food tampering or other concerns can cause damage to the Pizza Hut brand and swiftly affect our sales and profitability.

If our customers become ill from food-borne illnesses or as a result of food tampering, we could be forced to temporarily close some restaurants. We cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses and other food safety issues that may affect our restaurants. Incidents involving food-borne illness or food tampering could be caused by food suppliers and transporters and, therefore, would be outside of our control.

We are subject to extensive government and industry regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to extensive federal, state and local laws and regulations, including those relating to:

•	the preparation and sale of food;

•	liquor licenses which allow us to serve alcoholic beverages;

•	building and zoning requirements;

•	environmental protection;

•	minimum wage, overtime and other labor requirements;

•	compliance with the Americans with Disabilities Act of 1990;

•	industry regulation regarding credit card information;

•	reporting of credit card information;

•	working and safety conditions; and,

•	federal and state regulations governing the operations of franchises, including rules promulgated by the Federal Trade Commission.

In recent years there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry, particularly among QSRs. As a result, we may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses. We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. New or changing laws and regulations relating to union organizing rights and activities may impact our operations and increase our cost of labor. If we fail to comply with existing or future regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

Adverse media reports on our restaurant segment or brand, such as incidents involving food-borne illnesses, food tampering or other concerns, whether or not accurate, could damage the Pizza Hut brand and adversely affect consumer demand and our sales and profitability.

Adverse media reports on our segment of the restaurant industry, such as pizza, or restaurants operating under a particular brand, can have an almost immediate and significant adverse impact on companies operating in that segment or restaurants using that brand, even though they have personally not engaged in the conduct being publicized. Such sensationalist media topics could include food borne illness, food contamination, unsanitary conditions or discriminatory behavior. Reports of food-borne illnesses (such as e-coli, mad cow disease, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past severely injured the reputations of participants in the QSR segment and could in the future affect us as well. If such a situation were to arise, consumer demand for the food products we sell and our results of operations could be adversely affected, regardless of our lack of ownership of the relevant locations where the incidents may have occurred.

Our systems may fail, be damaged or be perceived to be insecure. Further, if we do not maintain the security of customer-related information, we could damage our reputation with customers, incur substantial additional costs and become subject to litigation.

Our operations are dependent upon the successful and uninterrupted functioning of our computer and information systems. Our systems could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. System defects, failures and interruptions could result in:

•	additional development costs;

•	diversion of technical and other resources;

•	loss of customers and sales;

•	loss of customer data;

•	negative publicity;

•	harm to our business and reputation; and,

•	exposure to litigation claims, fraud losses or other liabilities.

To the extent we rely on the systems of third parties in areas such as credit card processing, telecommunications and wireless networks, any defects, failures and interruptions in such systems could result in similar adverse effects on our business. Sustained or repeated system defects, failures or interruptions could materially impact our operations and operating results. Also, if we are unsuccessful in updating and expanding our systems, our ability to increase same store sales, improve operations, implement cost controls and grow our business may be constrained.

As do most retailers, we receive certain personal information about our customers. In addition, our online operations at www.pizzahut.com depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. A compromise of our security systems that results in customer personal information being obtained by unauthorized persons could adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our operations. Any well-publicized compromise of either our security or the security of other Pizza Hut operators could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that our facilities and infrastructure remain secure and are perceived to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

We are subject to cybersecurity risks and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business, and to allow our customers to order online and through call centers. Security breaches could expose us to a risk of loss or misuse of our information or that of our customers, litigation, and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at us, our customers, or both. If an actual or perceived breach of our security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and we could lose customers, suppliers or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants.

A person who is able to circumvent our security measures could misappropriate our or our customers confidential information, cause interruption in our operations, damage our computers or those of our customers, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Many of our customers use credit or debit cards to pay for their purchases. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer payment card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues.

Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the payment card issuing banks for their cost of issuing new cards and related expenses. In addition, if we fail to follow payment card industry security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give customers the option of using payment cards to pay for their orders. If we were unable to accept payment cards, our business would be seriously damaged.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including “denial-of-service” type attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of our customer’s personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Our results of operations could be adversely affected by increased costs as a result of changes in laws relating to health care.

The federal government and several state governments have proposed or enacted legislation regarding health care, including legislation that in some cases requires employers to either provide health care coverage to their full-time employees, pay a penalty or pay into a fund that would provide coverage for them. We are currently evaluating the effects on our business of the Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, and the related Health Care and Education Reconciliation Act of 2010, which was signed into law on March 30, 2010 (collectively, the “Federal Health Care Acts”). The provisions of the Federal Health Care Acts having the greatest potential financial impact on us are scheduled to become effective in 2014. Based upon our current evaluation, without taking mitigating steps we expect that the Federal Health Care Acts will likely increase our future costs and could have a material adverse effect on our business, results of operations and financial condition, but we are currently unable to quantify the amount of the impact with any degree of certainty pending resolution of the litigation and proposed new legislation relating to the Federal Health Care Acts and future rulemaking under the Federal Health Care Acts.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications at competitive prices. Shortages or interruptions in the supply of food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our business. In particular, if our distributor fails to meet its service requirements for any reason, it could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business. Likewise, all of our cheese is purchased from a single supplier, the loss of which could have a material adverse effect on our business.

Changing health or dietary preferences may cause consumers to avoid products offered by us in favor of alternative foods.

A significant portion of our sales is derived from products, including pizza, which can contain high levels of fat, carbohydrates, and sodium. The foodservice industry is affected by consumer preferences and perceptions. If prevailing health or dietary preferences and perceptions cause consumers to avoid pizza and other products we offer in favor of foods perceived to be healthier, demand for our products may be reduced and our business would be harmed. If PHI does not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if we do not timely capitalize on new products, our operating results will suffer.

Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do.

Failure to successfully implement our growth strategy could harm our business.

We may continue to grow our business by opening and selectively acquiring Pizza Hut restaurants. We may not be able to achieve our growth objectives and these new restaurants may not be profitable. The opening and success of restaurants we may open or acquire in the future depends on various factors, including:

•	our ability to obtain the necessary approvals from PHI;

•	our ability to obtain or self-fund adequate development financing;

•	competition from other QSRs in current and future markets;

•	our degree of saturation in existing markets;

•	the identification and availability of suitable and economically viable locations;

•	our ability to successfully integrate acquired locations;

•	sales levels at existing restaurants;

•	the negotiation of acceptable lease or purchase terms for new locations;

•	permitting and regulatory compliance;

•	the ability to meet construction schedules;

•	our ability to hire and train qualified management and other personnel; and

•	general economic and business conditions.

In addition, the QSR pizza market is mature with limited opportunity for unit growth. If we are unable to successfully implement our growth strategy, our revenue growth and profitability may be adversely affected.

Some restaurants constructed or acquired in the future may be located in areas where we have little or no meaningful operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets or to incur losses. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby adversely affecting our operating results.

Local conditions, events, and natural disasters could adversely affect our business.

Certain of the regions in which our units are located have been, and may in the future be, subject to adverse local conditions, events or natural disasters, such as earthquakes and hurricanes. Depending upon its magnitude, a natural disaster could severely damage our stores or call centers, which could adversely affect our business, financial condition and operations. We currently maintain property and business interruption insurance through our aggregate property policy for each of our stores. However, in the event of a significant natural disaster or other cataclysmic occurrence, our coverage may not be sufficient to offset all property damages and lost sales. In addition, upon the expiration of our current policies, adequate coverage may not be available at economically justifiable rates, if at all.

Changes in geographic concentration and demographic patterns may negatively impact our operations.

The success of any restaurant depends in substantial part on its location. There can be no assurance that our current locations will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where restaurants are located could change in the future, thus resulting in potentially reduced sales in those locations.

A significant number of our restaurants are located in the Midwest, South and Southeast and in non-metro and mid-metro areas. As a result, a severe or prolonged economic recession or changes in demographic mix, employment levels, population density, weather patterns, real estate market conditions or other factors unique to those geographic regions may adversely affect us more than some of our competitors that are located in other regions or in more urban areas.

Counterparties to our Revolving Facility may not be able to fulfill their obligations due to disruptions in the global credit markets.

In borrowing amounts under our Revolving Facility, we are dependent upon the ability of participating financial institutions to honor draws on the facility. Although we do not currently have amounts drawn on our Revolving Facility, we have utilized this facility in the past to fund acquisitions or working capital needs. The disruptions in the global credit markets may impede the ability of financial institutions syndicated under our Revolving Facility to fulfill their commitments.

We could incur substantial losses if one of the third party depository institutions we use in our operations would happen to fail or if the money market funds in which we hold cash were to incur losses.

As part of our business operations, we maintain cash balances at third party depository institutions and in money market funds. The balances held in the money market funds are not insured or guaranteed by the FDIC or any other governmental agency. The balances held in third party depository institutions, to the extent in interest bearing accounts, may exceed the FDIC insurance limits or, with respect to non-interest-bearing transaction deposit accounts, may be held in banks which have opted out of the FDIC’s Temporary Liquidity Guarantee Program. We could incur substantial losses if the underlying financial institutions fail or are otherwise unable to return our deposits or if the money market funds in which we hold cash were to incur losses.

We are subject to all of the risks associated with owning and leasing real estate.

As of December 27, 2011, we owned the land and/or the building for 18 restaurants and leased the land and/or building for 1,133 restaurants. Accordingly, we are subject to all of the risks generally associated with owning and leasing real estate, including changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, as well as potential liability for environmental contamination.

The majority of our existing lease terms end within the next two to six years. We have the ability to exercise lease options to extend the terms at virtually all of these locations. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed restaurants could have a material adverse effect on our business and results of operations. In addition, as each of our leases expires, we may be subject to increased rental costs or may fail to negotiate renewals, either on commercially acceptable terms or at all. If we are unable to renew our restaurant leases, we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business and results of operations.

We depend on the services of key individuals, the loss of which could materially harm our business.

Our success will depend, in part, on the efforts of our executive officers and other key employees. In addition, the market for qualified personnel is competitive and our future success will depend on our ability to attract and retain these personnel. We do not have employment agreements with any of our executive officers, other than our chief executive officer and our chief financial officer, and we do not maintain key-person insurance for any of our officers, employees or members of our Board of Directors. The loss of the services of any of our key employees or the failure to attract and retain employees could have a material adverse effect on our business, results of operations and financial condition.

Our current insurance policies may not provide adequate levels of coverage against all claims.

We believe that we maintain insurance coverage that is customary for businesses of our size and type. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future, our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms or at all. Moreover, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure such as trade name restoration coverage associated with losses like food borne illness and Avian flu. Any such inadequacy of or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

In addition, we self-insure a significant portion of expected losses under our workers’ compensation, employee medical, general liability, auto and non-owned auto programs. Reserves are recorded based on our estimates of the ultimate costs to resolve or settle incurred claims, both reported and unreported. If our reserves were inadequate to cover costs associated with resolving or settling claims associated with these programs, or if a judgment substantially in excess of our insurance coverage is entered against us, our financial condition and cash flow could be adversely affected.

Our annual and quarterly financial results may fluctuate depending on various factors, including seasonality of the business, many of which are beyond our control.

Our sales and operating results can vary from quarter to quarter and year to year depending on various factors, which include:

•	variations in timing and volume of our sales;

•	sales promotions by us and our competitors;

•	changes in average same store sales and customer visits;

•	variations in the price, availability and shipping costs of our supplies;

•	timing of holidays or other significant events; and

•	changes in competitive and economic conditions generally.

Certain of the foregoing events may directly and immediately decrease demand for our products, and therefore, may result in an adverse affect on our results of operations and cash flow.

In addition, the company typically experiences higher net sales in the first half of the year. As a result of these seasonal fluctuations, our operating results may vary substantially between fiscal quarters.

PHI may not be able to adequately protect its intellectual property, which could harm the value of the Pizza Hut brand and branded products and adversely affect our business.

The success of our business depends on our continued ability to use PHI’s existing trademarks, service marks and other components of the Pizza Hut brand in order to increase brand awareness and further develop our branded products. We have no control over the Pizza Hut brand. If PHI does not adequately protect the Pizza Hut brand, our competitive position and operating results could be harmed.

We are not aware of any assertions that the trademarks or menu offerings we license from PHI infringe upon the proprietary rights of third parties, but third parties may claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business and operating results.

Failure by us to maintain effective disclosure controls and procedures and internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business.

As a voluntary filer prior to January 3, 2012, we were required to maintain effective disclosure controls and procedures and internal control over financial reporting and conduct an annual assessment of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act. Although we will not be required to provide management’s annual assessment of our internal control over financial reporting until our annual year report on Form 10-K for fiscal year 2013, we intend to continue to maintain our internal control over financial reporting following the exchange offer in connection with our filing of periodic reports with the SEC under the Exchange Act. We will also be required to maintain effective disclosure controls and procedures in connection with such filings. Failure to maintain effective disclosure controls and procedures and internal control over financial reporting or to comply with Section 404, or the report by us of a material weakness, may cause investors to lose confidence in our financial statements. If we fail to remedy any material weakness, our financial statements may be inaccurate and we may face restricted access to the capital markets.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Senior Secured Credit Facilities and the indenture governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments;

•	create certain liens;

•	sell certain assets;

•	incur obligations that restrict the ability of our subsidiaries to make dividend or other payments to us;

•	guarantee indebtedness;

•	enter into transactions with affiliates;

•	create or designate unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, under our Senior Secured Credit Facilities, we are required to satisfy and maintain specified amortizing financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those ratios and tests. A breach of any of these covenants could result in a default under our Senior Secured Credit Facilities. Upon the occurrence of an event of default under our Senior Secured Credit Facilities, the lenders could elect to declare all amounts outstanding under our Senior Secured Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Senior Secured Credit Facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our Senior Secured Credit Facilities. See “Description of Other Indebtedness.”

Future acquisitions, depending on the size, may require borrowings beyond those available on our Revolving Facility and therefore may require utilization of the additional term loan borrowing capacity under our Senior Secured Credit Facility as well as other sources of debt or additional equity capital. Recent changes in the financial and credit markets may impair our ability to obtain additional debt financing at costs similar to that of our Senior Secured Credit Facilities, if at all. If the company were to access additional debt financing beyond our Senior Secured Credit Facilities to sustain our capital resource growth, it is anticipated that any such additional financing may be at higher costs than the company’s currently outstanding borrowings. In addition any utilization of the remaining additional term loan borrowing capacity under our Senior Secured Credit Facilities may result in a reset of the interest rate on our term loan borrowings, which may increase our borrowing costs based on current market conditions.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission, release and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission, release and disposal of hazardous materials. We own and lease numerous parcels of real estate on which our restaurants are located.

Failure to comply with environmental laws could result in the imposition of penalties or restrictions on operations that could adversely affect our operations. Also, if contamination is discovered on properties owned or operated by us, including properties we owned or operated in the past, we could be held liable for damages and the costs of remediation. Such damages and costs could adversely affect our operations.

We may experience difficulties implementing our new enterprise resource planning system, which could adversely affect our ability to operate our business and adversely affect our financial condition, results of operations and cash flows.

We recently acquired and plan to implement a new enterprise resource planning (“ERP”) system in fiscal year 2012. We are not replacing our point of sale system described under “Business—Information Technology.” Our new ERP system will be critical to our ability to accurately maintain books and records, record transactions, prepare our financial statements and operate our business. The design and implementation of the new ERP system will require the investment of significant financial and human resources and the attention of a number of employees who would otherwise be focused on other aspects of our business. Any disruptions, delays, or deficiencies in the design and implementation of the new ERP system could result in potentially much higher costs than we have anticipated and could adversely affect our ability to operate our business, and could adversely impact our internal controls, disclosure controls and procedures and our ability to file SEC reports in a timely manner.

EXCHANGE OFFER

Purpose of the Exchange Offer

The Exchange Offer is designed to provide holders of Old Notes with an opportunity to acquire Exchange Notes which, unlike the Old Notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

The Old Notes were originally issued and sold on December 28, 2011, to the initial purchasers, pursuant to the purchase agreement dated December 8, 2011. The Old Notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the Old Notes by the initial purchasers to investors was done in reliance upon the exemptions provided by Rule 144A and Regulation S promulgated under the Securities Act. The Old Notes may not be reoffered, resold or transferred other than (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person in a transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available), (v) in accordance with another exemption from the registration requirements of the Securities Act or (vi) pursuant to an effective registration statement under the Securities Act.

In connection with the original issuance and sale of the Old Notes, we entered into the Registration Rights Agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the Exchange Notes for the Old Notes, pursuant to the Exchange Offer. The Registration Rights Agreement provides that we will file with the SEC an Exchange Offer registration statement on an appropriate form under the Securities Act and offer to holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for Exchange Notes.

Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the Exchange Notes. We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

We do not intend to seek our own interpretation regarding the Exchange Offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes that were acquired pursuant to Rule 144A or Regulation S validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in minimum principal amounts of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the outstanding Old Notes except that:

•	the Exchange Notes will be registered under the Securities Act and will not have legends restricting their transfer; and

•	the Exchange Notes will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes.

The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral (promptly confirmed in writing) or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of specified other events set forth in this prospectus, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.

Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See “Fees and Expenses” and “Transfer Taxes” below.

The Exchange Offer will remain open for at least 20 full business days. The term “expiration date” will mean 5:00 p.m., New York City time, on May 16, 2012, unless we extend the Exchange Offer, in which case the term “expiration date” will mean the latest date and time to which the Exchange Offer is extended.

To extend the Exchange Offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

•	notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice, and

•	mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.

We reserve the right:

•

if any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied, to delay accepting any Old Notes in connection with the extension of the Exchange Offer, to extend the Exchange Offer, or to terminate the Exchange Offer, or

•

to amend the terms of the Exchange Offer in any manner, provided however, that if we amend the Exchange Offer to make a material change, including the waiver of a material condition, we will extend the Exchange Offer, if necessary, to keep the Exchange Offer open for at least five business days after such amendment or waiver; provided further, that if we amend the Exchange Offer to change the percentage of Notes being exchanged or the consideration being offered, we will extend the Exchange Offer, if necessary, to keep the Exchange Offer open for at least ten business days after such amendment or waiver.

Any delay in acceptance, extension, termination or amendment will be followed promptly by oral notice (promptly confirmed in writing) or written notice by us to the registered holders and the exchange agent.

Deemed Representations

To participate in the Exchange Offer, we require that you represent to us, among other things, that:

•	you are not an “affiliate” of ours, or if you are, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	you are not engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes;

•	you are acquiring the Exchange Notes in your ordinary course of business;

•

if you are a broker-dealer that holds notes that were acquired for your own account as a result of market-making activities or other trading activities (other than notes acquired directly from us), you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Notes received in the Exchange Offer;

•	if you are a broker-dealer, that you did not purchase the Old Notes from us or any of our affiliates; and

•	you are not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing.

BY TENDERING YOUR OLD NOTES YOU ARE DEEMED TO HAVE MADE THESE REPRESENTATIONS.

Broker-dealers who cannot make the representations above cannot use this prospectus in connection with resales of the Exchange Notes issued in the Exchange Offer.

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that Exchange Notes issued in the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Exchange Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such Exchange Notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such Exchange Notes.

Any holder who tenders in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, who is an affiliate of ours or who is a broker or dealer who acquired Old Notes directly from us:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

With regard to broker-dealers, only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of Exchange Notes only as specifically set forth in this prospectus.

Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of Exchange Notes.

Procedures for Tendering Old Notes

Since the Old Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for Exchange Notes. Therefore, to tender Old Notes subject to this Exchange Offer and to obtain Exchange Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this Exchange Offer.

YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR OLD NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON MAY 16, 2012.

You may tender some or all of your Old Notes in this Exchange Offer. However, your Old Notes may be tendered only in minimum principal amounts of $2,000 and integral multiples of $1,000 in excess thereof.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes. We reserve the absolute right to:

•	reject any and all tenders of any particular Old Note not properly tendered;

•	refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

•	waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes before the expiration of the offer.

Our interpretation of the terms and conditions of the Exchange Offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this Exchange Offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Although delivery of the outstanding Old Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an Agent’s Message is received by the exchange agent in compliance with ATOP procedures, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below prior to 5:00 p.m., New York City time on to the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant has received the letter of transmittal and this prospectus and agrees to be bound by the terms of the letter of transmittal and the Exchange Offer set forth in this prospectus and that we may enforce such agreement against the participant.

Each Agent’s Message must include the following information:

•	name of the beneficial owner tendering such Old Notes;

•	account number of the beneficial owner tendering such Old Notes;

•	principal amount of Old Notes tendered by such beneficial owner; and

•	a confirmation that the beneficial holder of the Old Notes tendered has made the representations for our benefit set forth under “Deemed Representations” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of Old Notes through DTC, delivery of a letter of transmittal, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO THE EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Acceptance of Outstanding Old Notes for Exchange; Delivery of Exchange Notes

We will accept validly tendered Old Notes when the conditions to the Exchange Offer have been satisfied or we have waived them. We will have accepted your validly tendered Old Notes when we have given oral (promptly confirmed in writing) or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us. If we do not accept any tendered Old Notes for exchange by book-entry transfer because of an invalid tender or other valid reason, we will credit such unaccepted Old Notes to an account maintained with DTC promptly after the Exchange Offer terminates or expires.

Guaranteed Delivery Procedures

If you desire to tender Old Notes pursuant to the Exchange Offer and (1) time will not permit your letter of transmittal and all other required documents to reach the exchange agent on or prior to the expiration date, or (2) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date, you may nevertheless tender such Old Notes with the effect that such tender will be deemed to have been received on or prior to the expiration date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution”;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the expiration date as provided below; and

•

a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above, together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of outstanding Old Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send a telegram, telex, letter or facsimile transmission notice of withdrawal (or in the case of outstanding Old Notes transferred by book-entry transfer, an electronic ATOP transmission notice of withdrawal) so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

•	specify the name of the person that tendered the Old Notes to be withdrawn;

•

identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited;

•

if applicable, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender; and

•	specify the name in which any such notes are to be registered, if different from that of the registered holder.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any outstanding Old Notes and may terminate the Exchange Offer (whether or not any Old Notes have been accepted for exchange) or amend the Exchange Offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us, prior to the expiration date:

•

there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1)	seeking to restrain or prohibit the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result of this transaction; or

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes in the Exchange Offer; or

(3)	any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any governmental authority, domestic or foreign; or

•

any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that would, directly or indirectly, result in any of the consequences referred to in clauses (1), (2) or (3) above or would result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretation of the SEC referred to above; or

•	any of the following has occurred:

(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2)	any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the Exchange Offer; or

(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of these calamities; or

•

any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the Old Notes or the Exchange Notes; or

•

there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

•	any law, statute, rule or regulation shall have been adopted or enacted which would impair our ability to proceed with the Exchange Offer; or

•

a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval necessary for the consummation of the Exchange Offer as contemplated hereby has not been obtained; or

•

we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the Exchange Offer.

If any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the Exchange Offer (whether or not any Old Notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes and will extend the Exchange Offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, provided that we will not waive any condition with respect to an individual holder of Old Notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the Exchange Offer.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as the exchange agent for the Exchange Offer. You should direct questions with respect to the Exchange Offer procedures, and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Delivery to: Wells Fargo Bank, National Association

By Registered or Certified Mail: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	By Regular Mail or Overnight Courier: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	In Person by Hand: Wells Fargo Bank, National Association 12th Floor-Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479
By Facsimile: (612) 667-6282 For Information or Confirmation by Telephone: (800) 344-5128

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provisions of these services, including attorneys’ fees and expenses, and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer except for reimbursement of mailing expenses.

Additional solicitations may be made by telephone, facsimile or in person by our and our affiliates’ officers employees and by persons so engaged by the exchange agent.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the Exchange Offer will be capitalized and expensed over the term of the Exchange Notes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if you Fail to Exchange Outstanding Old Notes

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreement and described above, and your Old Notes will continue to be subject to the provisions of the indenture governing the notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of the Old Notes imposed by the Securities Act and states securities law when we complete the Exchange Offer. These transfer restrictions are required because the Old Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your Old Notes in the Exchange Offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the Exchange Offer, holders who have not tendered Old Notes will not continue to be entitled to any increase in interest rate that the indenture governing the notes provides for if we do not complete the Exchange Offer.

Consequences of Failure to Exchange

The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Shelf Registration

The Registration Rights Agreement also requires that we use commercially reasonable efforts to file a shelf registration statement, no later than 30 days after the time obligation to file arises, if:

(1) because of any change in applicable law or in currently prevailing interpretations of the staff of the SEC, the issuer is not permitted to effect the Exchange Offer; or

(2) upon receipt of a written notification from any holder prior to the 20th business day following the consummation of the Exchange Offer representing that:

(i)	it is prohibited by law or SEC policy from participating in the Exchange Offer;

(ii)	it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer registration statement is not appropriate or available for such resales; or

(iii)	it is a broker-dealer that acquired Old Notes directly from the Issuers or an affiliate of the Issuers.

We will also register the Exchange Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register Exchange Notes in any jurisdiction unless a holder requests that we do so.

Old Notes may be subject to restrictions on transfer until:

(1) a person other than a broker-dealer has exchanged the Old Notes in the Exchange Offer;

(2) a broker-dealer has exchanged the Old Notes in the Exchange Offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3) the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4) the Old Notes are sold to the public under Rule 144 of the Securities Act.

USE OF PROCEEDS

This Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. The Old Notes properly tendered and exchanged for Exchange Notes will be retired and cancelled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the Exchange Offer.

THE TRANSACTIONS

Acquisition

On November 6, 2011, Purchaser entered into the Purchase Agreement with Parent, Merrill Lynch Global Private Equity, Inc., as seller representative and the equity holders of Parent to acquire all of the outstanding membership interests of Parent for approximately $755.0 million.

At the closing of the Acquisition, which occurred on December 28, 2011, Parent was acquired by Purchaser, which is owned by Olympus and certain members of our management team.

In connection with the Acquisition, Purchaser repaid or caused to be repaid, on behalf of the company, all of the outstanding borrowings of the company under its Old Senior Secured Credit Facilities. In addition, as required by the Purchase Agreement, on December 28, 2011, NPC completed, at Purchaser’s request, a Tender Offer and Consent Solicitation relating to the 2014 Notes that adopted amendments to the 2014 Indenture that, among other things, eliminated substantially all restrictive covenants and certain event of default provisions and reduced the redemption notice period from 30 days to three days. All of the 2014 Notes have been repurchased or redeemed by the company.

Financing

To consummate the Acquisition, including the repayment of the Old Senior Secured Credit Facilities and repurchase or redemption of the 2014 Notes and payment of costs and expenses relating to the Acquisition, we entered into the Senior Secured Credit Facilities and issued $190.0 million of Old Notes. See “Description of Other Indebtedness” for a description of the Senior Secured Credit Facilities.

As a result of the Transactions, Parent became a wholly-owned direct subsidiary of Purchaser.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 27, 2011 on an actual basis and on a pro forma basis to give effect to the Transactions as if such transactions were completed on that date.

You should read this table together with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. Amounts in the table below have been calculated based on unrounded numbers. Accordingly, certain amounts may not add to the totals due to the effect of rounding.

	As of December 27, 2011
	Actual	Pro Forma
	(in millions)
	(unaudited)	(unaudited)
Cash and cash equivalents(1)	$78.4	$12.0

Debt:
Old revolving facility(2)	—	—
Old term loan(3)	$197.7	$—
2014 Notes(4)	175.0	—
Senior secured credit facilities:
Revolving facility(5)	—	—
Term loan(6)	—	375.0
Old Notes(7)	—	190.0

Total debt	$372.7	$565.0
Stockholders’ equity:
Total stockholders’ equity	201.5	235.3

Total capitalization	$574.2	$800.3

(1)	Represents cash and cash equivalents on the balance sheet as of December 27, 2011. Upon the closing of the Transactions, $12.0 million of cash held by NPC at restaurants and in local depository accounts was retained by NPC.
(2)	No amounts were outstanding under our Old Revolving Facility at December 27, 2011. Our Old Revolving Facility was terminated at the closing of the Transactions.
(3)	At December 27, 2011, $197.7 million was outstanding under our Old Term Loan, which was terminated at the closing of the Transactions.
(4)	At December 27, 2011, $175.0 million aggregate principal amount of our 2014 Notes were outstanding. We completed the Tender Offer for any and all 2014 Notes at the closing of the Transactions and redeemed the 2014 Notes not tendered on January 3, 2012.
(5)	Our Revolving Facility provides for aggregate borrowings of up to $100.0 million. We had $27.7 million of letters of credit issued and outstanding on the closing date, resulting in $72.3 million of borrowing capacity at the closing of the Transactions. We did not draw on our Revolving Facility at the closing of the Transactions.
(6)	Our Term Loan provides for an aggregate principal amount of $375.0 million, all of which was drawn at the closing of the Transactions.
(7)	Represents the aggregate principal amount of the indebtedness on the Old Notes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Combined Financial Information has been derived by the application of pro forma adjustments to our historical consolidated financial statements appearing elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that the company believes are reasonable. The Unaudited Pro Forma Condensed Combined Financial Information is for informational purposes only and does not purport to represent what our results of operations, balance sheet position or financial information would have been if the Transactions had occurred at any date, nor does such information purport to project the results of operations for any future period.

The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they had occurred on December 27, 2011. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 27, 2011 give effect to the Transactions as if they had occurred on December 29, 2010.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared to give effect to the Transactions, including the accounting for the acquisition of our business as a purchase business combination in accordance with ASC 805, Business Combinations. The pro forma adjustments related to the purchase price allocation and financing of the Transactions are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The total purchase price was allocated to our net assets based upon preliminary estimates of fair value. The final purchase price allocation will be based on a formal valuation analysis and may include an adjustment to the amounts recorded for the value of property and equipment, other identifiable intangible assets and goodwill and other pro forma adjustments. A final valuation of the completed Acquisition is still in process and is expected to be completed within the next three months. Revisions to the preliminary purchase price allocation and financing of the Transactions may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, depreciation and amortization, interest expense and income taxes. The result of the final allocation could be materially different from the preliminary allocation set forth in this prospectus.

The unaudited pro forma condensed combined statements of operations do not reflect non-recurring charges that have been or will be incurred in connection with the Transactions, including legal fees, broker fees and accounting fees.

The unaudited pro forma financial statements should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

NPC International, Inc.

Unaudited Pro Forma Combined Balance Sheet

As of December 27, 2011

(in thousands)

	Historical	Adjustments		Pro forma
Assets
Current assets:
Cash and cash equivalents	$78,394	$(66,432	)(c)	$11,962
Accounts receivable	8,041	—		8,041
Inventories	7,296	—		7,296
Prepaid expenses and other current assets	3,139	45	(c)	3,184
Assets held for sale	260	—		260
Deferred income taxes	16,369	—		16,369

Total current assets	113,499	(66,387)		47,112

Facilities and equipment, net	131,744	7,409	(e)	139,153
Franchise rights, net	390,110	160,890	(e)	551,000
Goodwill	191,701	142,362	(e)	334,063
Other assets, net	21,674	(1,915	)(a)	50,445
		6,730	(e)
		27,685	(c)
		(3,729	)(c)

Total assets	$848,728	$273,045		$1,121,773

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$24,631	$—		$24,631
Accrued liabilities	62,893	(8,839	)(c)	49,996
		(4,058	)(d)
Accrued interest	3,122	(3,122	)(c)	—
Income taxes payable	2,516	—		2,516
Current portion of insurance reserves	9,690	—		9,690
Current portion of debt	13,540	(13,540	)(c)	3,750
		3,750	(b)

Total current liabilities	116,392	(25,809)		90,583

Long-term debt	359,160	(359,160	)(c)	561,250
		561,250	(b)
Other deferred items	34,013	(1,915	)(a)	47,785
		15,687	(e)
Insurance reserves	13,969	—		13,969
Deferred income taxes	123,734	63,737	(e)	187,471

Total long-term liabilities	530,876	279,599		810,475

Commitments and contingencies
Stockholders’ equity:
Paid in capital	176,668	235,320	(b)	235,320
		4,058	(d)
		(180,726	)(e)
Retained earnings (deficit)	24,792	(3,729	)(c)	(14,605)
		(4,156	)(c)
		(14,605	)(c)
		(16,907	)(e)

Total stockholders’ equity	201,460	19,255		220,715

Total liabilities and stockholders’ equity	$848,728	$273,045		$1,121,773

(a)	Represents the payment of deferred compensation amounts triggered or accelerated by the change of control provisions contained in the non-qualified Deferred Compensation Plan. These amounts are funded from the non-qualified plan.
(b)	Represents the sources of funds from borrowings under the Senior Secured Credit Facilities, the issuance of the Old Notes and the purchase of common stock by NPC International Holdings, Inc. and contributions by management:

Senior Secured Credit Facilities:
Revolving Facility	$—
Term Loan	375,000
10.5% Old Notes	190,000
Equity contribution by NPC International Holdings, Inc.	231,270
Management contribution	4,050

Total net sources	$800,320

In connection with the Transactions, the company terminated our Old Senior Secured Credit Facilities and entered into the Senior Secured Credit Facilities that provided a $100.0 million Revolving Facility, with a $50.0 million letter of credit sub limit, and a $375.0 million Term Loan, of which $3.8 million is reflected in current liabilities in accordance with the amortization schedule. The company had $27.7 million of letters of credit issued and outstanding on the closing date, resulting in $72.3 million of borrowing capacity available under our Revolving Facility at the closing of the Transactions.

(c)	Reflects the use of the net proceeds from the financing as follows:

Purchase NPC International, Inc. common stock and payment to extinguish option interests	$435,601
Repayment of existing debt and other obligations(i)	322,384
Net due to buyer(ii)	45
Estimated fees and expenses(iii)	42,290

Total net uses	$800,320

(i)	Represents $175.0 million of indebtedness under our 2014 Notes and $197.7 million aggregate principal outstanding under our Old Term Loan, the related accrued interest of $3.1 million and the tender premium of $4.2 million. Also includes $8.8 million of seller transaction expenses including broker fees and legal and professional fees. This figure is net of $66.4 million of cash used to pay down debt.
(ii)	Represents the net purchase price due to buyer consisting of $4.3 million for indemnification of the litigation settlement less $4.3 million due to sellers for the post-closing purchase price adjustment.
(iii)	Represents the buyer fees and expenses associated with the Transactions. Approximately $27.7 million of transaction costs are reflected as deferred debt issue cost and amortized over the weighted average life of the Financing Transactions. The remaining $14.6 million of these costs are transaction expenditures incurred in the execution of the Transactions.

The company also wrote off $3.7 million of deferred debt issue costs associated with the extinguishment of debt.

(d)	Represents the reimbursement by the majority selling member for transaction bonuses paid to certain members of management. These amounts were accrued and expensed as transaction costs in fiscal 2011.

(e)

The Acquisition was accounted for as a purchase in accordance with the Financial Accounting Standards Board Accounting Standards Codification (ASC) 805, Business Combinations. The pro forma adjustments reflect the preliminary calculation of the excess of purchase price over book value of net assets acquired and the allocation of excess purchase price first to our tangible and intangible assets with the remainder allocated to goodwill. The goodwill will not be deductible for income tax purposes, will not be amortized and will be evaluated for impairment on an annual basis. The preliminary purchase price allocation is subject to adjustment and such adjustments may be material:

As of December 27, 2011
Total payments to stockholders	$435,601
Less: Historical net assets acquired as adjusted for seller transaction costs	(197,633)

Excess of purchase price over book value of net assets acquired	$237,968

Adjustments
Write up of Facilities & Equipment(i)	$7,409
Write up of Franchise Rights(ii)	160,890
Write up of net Unfavorable Leases(iii)	(8,956)
Long-term deferred income tax liability(iv)	(63,737)
Residual Goodwill	142,362

Total	$237,968

(i)	Represents adjustments resulting from an estimated increase in the fair value of depreciable property and equipment of approximately $7.4 million with an estimated weighted-average remaining useful life of eight years.
(ii)	Represents adjustments resulting from the estimated increase in the fair value of our franchise rights. Franchise rights are amortized on a straight line basis over the remaining life of the agreement of 41 years.
(iii)	Represents the estimated purchase accounting adjustments to net favorable/(unfavorable) lease values. The favorable/(unfavorable) lease amounts are amortized over the remaining estimated economic life of the lease agreements.
(iv)	Represents the estimated purchase accounting adjustments to the deferred tax liabilities as a result of purchase accounting adjustments to Facilities & Equipment, Net Unfavorable Lease Liabilities and Franchise Rights at the statutory rate of 40%.

NPC International, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the 52 Weeks Ended December 27, 2011

(in thousands)

	Historical	Adjustments		Pro forma
Sales:
Net product sales	$937,980	$—		$937,980
Fees and other income	42,993	—		42,993

Total sales	980,973	—		980,973
Costs and expenses:
Cost of sales	284,291	—		284,291
Direct labor	274,216	—		274,216
Other restaurant operating expenses	295,990	926	(a)	295,348
		(1,568	)(b)
General and administrative expenses	60,649	—		60,649
Corporate depreciation and amortization of intangibles	11,808	3,924	(c)	15,732
Transaction costs	26,588	(26,588	)(d)	—
Other	1,027	—		1,027

Total costs and expenses	954,569	(23,306)		931,263

Operating income	26,404	23,306		49,710
Interest expense	25,201	25,961	(e)	51,162

Income (loss) before income taxes	1,203	(2,655)		(1,452)
Income tax (benefit)	(3,503)	(1,062	)(f)	(4,565)

Net income (loss)	$4,706	$(1,593)		$3,113

(a)	Represents adjustments resulting from the estimated increase in the fair value of depreciable property and equipment of approximately $7.4 million with an estimated weighted-average remaining useful life of 8 years.
(b)	Represents adjustments resulting from the estimated increase in the fair value of favorable leases of approximately $6.7 million with an estimated weighted average remaining life of approximately 10 years and adjustments resulting from the estimated increase in the fair value of unfavorable leases of approximately $15.7 million with an estimated weighted average remaining useful life of 7 years.
(c)	Represents adjustments resulting from the estimated increase in fair value of our franchise rights of approximately $160.9 million. Franchise rights are amortized on a straight line basis over the remaining life of the agreement of 41 years.
(d)	Represents the elimination of expenses directly related to the Transactions recorded in the 52 weeks ended December 27, 2011.
(e)	Represents the additional interest expense required to adjust interest expense to the appropriate amounts after giving effect to the Transactions. Following is a summary of pro forma interest expense:

52 Weeks Ended December 27, 2011
Revolving Facility	$—
Term Loan	25,313
10.5% Old Notes	19,950
Letter of credit fees	1,487
Commitment fees	362
Amortization of deferred debt issue costs	4,052

Total pro forma interest expense on new debt	51,162
Less: historical interest expense on refinanced debt	(25,201)

Total pro forma adjustment to interest expense	$25,961

Interest was calculated on the $375.0 million Term Loan and Revolving Facility based upon the current LIBOR floor rate of 1.5% plus 5.25% (6.75%) and at 0.5% on the unused portion ($57.3 million) of the Revolving Facility. The letter of credit fees on $27.7 million issued and outstanding letters of credit was calculated at 5.38%. The effect of a 0.125% increase or decrease in interest rates under the Senior Secured Credit Facilities would have increased or decreased annual pro forma interest expense under the Senior Secured Credit Facilities by approximately $0.6 million.

Interest was calculated on the Old Notes at an annual rate of 10.5%. The effect of a 0.125% increase or decrease in interest rates would increase or decrease annual pro forma interest expense related to the Old Notes by approximately $0.2 million.

(f)	Represents the income tax benefit calculated at an estimated effective rate of 40% and assumes the tax benefit is realizable.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for the periods ended and at the dates indicated below. Our selected historical consolidated financial data as of December 28, 2010 and December 27, 2011 and for fiscal 2009, 2010 and 2011 presented in this table has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus.

All amounts are in thousands, except restaurant operating data, and all periods have been adjusted to reflect the effect of discontinued operations, unless otherwise noted. See Note 4 to the Notes to Consolidated Financial Statements presented elsewhere in this prospectus.

Our selected historical consolidated financial data as of fiscal 2007 and fiscal 2008 presented in the table has been derived from our historical audited consolidated financial statements not included in this prospectus.

The following information should be read in conjunction with the sections entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

In thousands, except restaurant operating data	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011
Consolidated Statement of Operating Data:
Sales
Net product sales	$594,634	$666,829	$845,074	$934,807	$937,980
Fees and other income	16,620	22,860	37,391	43,477	42,993

Total sales	611,254	689,689	882,465	978,284	980,973
Costs and expenses
Cost of sales	160,862	188,703	226,676	277,027	284,291
Direct labor	168,445	189,002	262,298	280,690	274,216
Other restaurant operating expenses	194,017	216,465	291,640	299,721	295,990
General and administrative expenses	37,131	40,991	48,883	50,960	60,649
Corporate depreciation and amortization of intangibles	9,279	9,753	11,761	11,809	11,808
Transaction costs	—	—	—	—	26,588
Other	(16)	773	1,955	1,665	1,027

Total costs and expenses	569,718	645,687	843,213	921,872	954,569

Operating income	41,536	44,002	39,252	56,412	26,404
Interest expense	38,015	33,850	31,266	29,283	25,201
Miscellaneous	3	—	—	—	—

Income before income taxes	3,524	10,152	7,986	27,129	1,203
Income tax (benefit) expense	(360)	2,628	(2,463)	5,665	(3,503)

Income from continuing operations	3,884	7,524	10,449	21,464	4,706
Income (loss) from discontinued operations, net of taxes	3,886	(25,578)	(59)	—	—

Net income (loss)	$7,770	$(18,054)	$10,390	$21,464	$4,706

Cash Flow Data:(1)
Cash flows provided by (used in):
Operating activities	$61,283	$72,906	$62,674	$76,178	$86,201
Investing activities	(63,683)	(112,286)	(37,789)	(16,213)	(22,782)
Financing activities	720	37,098	(15,543)	(30,475)	(29,184)

In thousands, except restaurant operating data	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011
Balance Sheet Data (at end of period):(1)
Cash and cash equivalents	$7,609	$5,327	$14,669	$44,159	$78,394
Working capital	(40,844)	(42,532)	(68,238)	(40,188)	(2,893)
Facilities and equipment (net)	146,460	169,114	164,413	143,713	131,744
Franchise rights (net)	433,073	407,915	408,714	399,248	390,110
Total assets	829,959	839,515	829,324	825,228	848,728
Total debt	430,500	453,804	433,710	402,370	372,700
Net debt	422,891	448,477	419,041	358,211	294,306
Equity	168,340	147,432	158,575	182,332	201,460
Sales by occasion:
Delivery	34%	35%	40%	38%	37%
Carry-out	41%	41%	40%	45%	46%
Dine-in	25%	24%	20%	17%	17%

Total	100%	100%	100%	100%	100%
Number of units:(2)
Delco	202	372	435	424	447
Red Roof	155	188	185	180	177
Restaurant-Based Delivery	420	496	529	532	527

Total	777	1,056	1,149	1,136	1,151
Restaurant Operating Data:
Average unit sales	$790,737	$827,331	$739,995	$821,447	$824,235
Same store sales	3.5%	2.0%	(10.2%)	10.1%	0.4%

Other Financial Data:
Total sales, including discontinued operations	$697,845	$782,690	$884,474	$978,284	$980,973
Adjusted EBITDA (4)	79,017	81,146	94,493	105,461	108,612

Rents	32,411	36,164	50,784	51,263	51,240
Capital Expenditures(1)	33,281	33,908	25,457	18,331	23,775
Ratio of earnings to fixed charges(3)	1.1	x	1.2	x	1.2	x	1.6	x	1.0	x

(1)	Amounts were not adjusted for discontinued operations.
(2)	At December 30, 2008, 42 units were held for sale and not included in unit count as they were treated as discontinued operations. We acquired 76 units during 2007, acquired 288 units and sold 70 units during the fourth quarter of 2008, and acquired 105 units and sold 42 units during the first quarter of 2009.
(3)	For purposes of computing ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the interest component of lease interest expense. The ratio of earnings to fixed charges for fiscal 2011, on a pro forma basis after giving effect to the Transactions, would have been 0.0x.
(4)

We define Adjusted EBITDA as consolidated net income plus interest, income taxes, depreciation and amortization, facility impairment charges, and pre-opening expenses further adjusted to exclude unusual litigation expenses (before partial indemnification offset) and expenses related to the acquisition of the company by Olympus. Adjusted EBITDA is not a measure of financial performance under GAAP. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation from, or as a substitute for analysis of, the company’s financial information reported under generally accepted accounting principles. Adjusted EBITDA as defined above may not be similar to EBITDA measures of other companies. Adjusted EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. We have included Adjusted EBITDA as a supplemental disclosure because we believe that Adjusted EBITDA provides investors a helpful measure for comparing our operating performance with the performance of other companies that have different financing and capital structures or tax rates. We incurred substantial transaction costs in 2011 in connection with the Transactions and prior to the closing of the Transactions had substantial interest expense relating to the financing of the acquisition of us in 2006 and substantial depreciation and amortization expense relating to the acquisition of us in 2006, and have had similar expense relating to our acquisition of units in recent years. We believe that the elimination of these items, as well as taxes, pre-opening and other expenses and facility impairment charges and unusual litigation expenses (before partial indemnification offset) give investors useful information to compare the performance of our core operations over different periods.

The following table provides a reconciliation of Adjusted EBITDA to net income:

	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011
Net income from continuing operations	$3,884	$7,524	$10,449	$21,464	$4,706
Adjustments:
Interest expense	38,015	33,843	31,266	29,283	25,201
Income tax (benefit) expense	(360)	2,628	(2,463)	5,665	(3,503)
Depreciation and amortization	35,618	35,155	51,916	46,221	45,049
Transaction costs	—	—	—	—	26,588
Litigation expenses	—	—	—	—	8,000
Net facility impairment charges	669	631	1,368	1,753	1,260
Pre-opening expenses and other	1,191	1,365	1,957	1,075	1,311

Adjusted EBITDA from continuing operations	79,017	81,146	94,493	105,461	108,612
Adjusted EBITDA from discontinued operations	12,774	12,906	142	—	—

Adjusted EBITDA	$91,791	$94,052	$94,635	$105,461	$108,612

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Acquisition. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Acquisition and related Transactions will have on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” and the historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. Forward-looking statements are only made as of the date of this prospectus and we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

Overview

Who We Are. We are the largest Pizza Hut franchisee and the largest franchisee of any restaurant concept in the United States according to the 2011 “Top 200 Restaurant Franchisees” by Franchise Times. We were founded in 1962 and, as of December 27, 2011 we operated 1,151 Pizza Hut units in 28 states with significant presence in the Midwest, South and Southeast. As of December 27, 2011, our operations represented approximately 19% of the domestic Pizza Hut restaurant system and 21% of the domestic Pizza Hut franchised restaurant system as measured by number of units, excluding licensed units which operate with a limited menu and no delivery in certain of our markets.

2006 Transaction. On May 3, 2006, our former stockholders completed the sale of all our outstanding shares of capital stock to Parent, a company then controlled by BAML Capital Partners, or “BAML,” (formerly Merrill Lynch Global Private Equity) and its affiliates. We refer to the acquisition of all of our capital stock by Parent, a company then controlled by BAML Capital Partners, and the related financing as the “2006 Transaction” in this prospectus.

Our Fiscal Year. We operate on a 52- or 53-week fiscal year ending on the last Tuesday in December. Fiscal years 2011, 2010 and 2009 each contained 52 weeks.

Our Sales

Net Product Sales. Net product sales are comprised of sales of food and beverages from our restaurants, net of discounts. In fiscal 2011, pizza sales accounted for approximately 78% of net product sales. Sales of alcoholic beverages are less than 1% of our net product sales. Various factors influence sales at a given unit, including customer recognition of the Pizza Hut brand, our level of service and operational effectiveness, pricing, marketing and promotional efforts and local competition. Several factors affect our sales in any period, including the number of stores in operation, comparable store sales and seasonality. “Comparable store sales” refer to period-over-period net product sales comparisons for stores under our operation for at least 12 months.

Fees and Other Income. Fees and other income are comprised primarily of delivery fees charged to customers, vending receipts and other fee income and are not included in our comparable store sales metric.

Store Openings and Closures. Store openings, acquisitions, divestitures, relocations and closures affect period-over-period comparisons. In addition to growth through new store openings and acquisitions, stores that do not meet our operating performance or image criteria are either rebuilt, relocated or closed without replacement. The table below shows unit activity during the 52 weeks ended December 27, 2011.

	52 Weeks Ended December 27, 2011	52 Weeks Ended December 28, 2010	52 Weeks Ended December 29, 2009
Beginning of period	1,136	1,149	1,098
Sold	—	—	(42)
Developed(1)	22	1	5
Acquired(2)	—	—	105
Closed(1)(2)	(7)	(14)	(17)

End of period	1,151	1,136	1,149

(1)	For fiscal 2011, five units were relocated or rebuilt and are included in both the developed and closed total above. For fiscal 2009, four units were relocated or rebuilt, and are included in both the developed and closed totals above.
(2)	Includes one unit acquired that was closed immediately upon purchase.

Comparable Store Sales/Sales Growth. The primary driver of sales growth in fiscal 2011 was an increase in comparable store sales of 0.4%.

The following table summarizes the quarterly comparable store sales results for fiscal years 2011, 2010 and 2009 for stores in continuing operations:

Comparable Store Sales Growth / (decline)	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Fiscal Year
2011	(4.7)%	(2.8)%	0.4%	9.7%	0.4%
2010	10.2%	10.4%	10.9%	8.8%	10.1%
2009	(5.0)%	(12.6)%	(12.9)%	(10.5)%	(10.2)%

Seasonality. Our business is seasonal in nature with net product sales and operating income typically being higher in the first half of the fiscal year. Sales are largely driven by product innovation, value pricing strategies, advertising and promotional activities and can be adversely impacted by holidays and economic times that generally negatively impact consumer discretionary spending, such as the back to school season. As a result of these seasonal fluctuations, our operating results may vary substantially between fiscal quarters. Further, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Restaurant formats. We operate our Pizza Hut restaurants through three different formats to cater to the needs of our customers in each respective market. Delivery units, or “Delcos,” are typically located in strip centers and provide delivery and carry-out. Red Roof units, or “RRs,” are traditional free-standing, dine-in restaurants which offer on-location dining room service as well as carry-out service, and are principally located in “1 to 2 Pizza Hut Towns.” Restaurant-Based Delivery units, or “RBDs,” conduct delivery, dine-in, and carry-out operations from the same location. Approximately 46% of our units include the WingStreet™ product line at December 27, 2011. The WingStreet™ menu includes bone-in and bone-out fried chicken wings which are tossed in one of eight sauces and are available for dine-in, carry-out and delivery.

The following table sets forth certain information with respect to each fiscal period:

	December 27, 2011	December 28, 2010	December 29, 2009
Average annual revenue per restaurant(1)	$824,235	$821,447	$739,995
Sales by occasion:
Carryout	46%	45%	40%
Delivery	37%	38%	40%
Dine-in	17%	17%	20%
Number of restaurants open at the end of the period:
RBD	527	532	529
Delco	447	424	435
RR	177	180	185

	1,151 (2)	1,136 (2)	1,149 (2)

(1)	In computing these averages, total net product sales for the fiscal periods were divided by “equivalent units” which represents the number of units open at the beginning of a given period, adjusted for units opened, closed, acquired or sold during the period on a weighted average basis. Equivalent units were 1,138, 1,138 and 1,142 in 2011, 2010 and 2009, respectively.
(2)	Includes 531, 512 and 513 units offering the WingStreet™ product line, as of fiscal year end 2011, 2010 and 2009, respectively.

Our Costs

Our operating costs and expenses are comprised of cost of sales, direct labor, other restaurant expenses and general and administrative expenses. Our cost structure is highly variable with approximately 70% of operating costs variable to sales and volume of transactions.

Cost of Sales. Cost of sales includes the cost of food and beverage products sold, less rebates from suppliers, as well as paper and packaging, and is primarily influenced by fluctuations in commodity prices. Historically, our cost of sales has primarily been comprised of the following: cheese: 30-35%; dough: 16-20%; meat: 16-20%; and packaging: 8-10%. These costs can fluctuate from year-to-year given the commodity nature of the cost category, but are constant across regions. We are a member of the UFPC, a cooperative designed to operate as a central procurement service for the operators of Yum! restaurants, and participate in various cheese hedging and procurement programs that are directed by the UFPC for cheese, meat and certain other commodities to help reduce the price volatility of those commodities from period-to-period. Based on information provided by the UFPC, the UFPC expects to hedge approximately 30% to 50% of the Pizza Hut system’s anticipated cheese purchases for fiscal year 2012 through a combination of derivatives taken under the direction of the UFPC.

Direct Labor. Direct labor includes the salary, payroll taxes, fringe benefit costs and workers’ compensation expense associated with restaurant based personnel. Direct labor is highly dependent on federal and state minimum wage rate legislation given that the vast majority of our workers are hourly employees. To control labor costs, we are focused on proper scheduling and adequate training and testing of our store employees, as well as retention of existing employees.

Other Restaurant Operating Expenses. Other restaurant operating expenses include all other costs directly associated with operating a restaurant facility, which primarily represents royalties, advertising, rent and depreciation (facilities and equipment), utilities, delivery expenses, supplies, repairs, insurance, and other restaurant related costs.

Included within other restaurant operating expenses are royalties paid to PHI, which are impacted by changes in royalty rates under the company’s existing franchise agreements. For delivery units currently operating under the company’s existing franchise agreements, royalty rates increased by 0.5% of sales to 4.5% effective January 1, 2010, resulting in $0.7 million of additional royalty expense for fiscal 2010. Effective January 1, 2020, royalty rates for these delivery units are scheduled to increase to 4.75% and, effective January 1, 2030, these rates will increase to 5.0%.

Our blended average royalty rate as a percentage of total net sales was 4.8% for fiscal 2011, 4.9% for fiscal 2010 and 4.8% for fiscal 2009.

General and Administrative Expenses. General and administrative expenses include field supervision and personnel costs and the corporate and administrative functions that support our restaurants, including employee wages and benefits, bank service and credit card transaction fees, legal and professional fees, travel, information systems, recruiting and training costs, supplies, and insurance.

Trends and Uncertainties Affecting Our Business

We believe that as a franchisee of such a large number of Pizza Hut restaurants, our financial success is driven less by variable factors that affect regional restaurants and their markets, and more by trends affecting the food purchase industry – specifically the QSR industry. The following discussion describes certain key factors that may affect our future performance.

General Economic Conditions and Consumer Spending

Continued high unemployment rates, lower home values and sales, the negative impact of changes in the credit markets, and low consumer confidence as a result of the changes within the economic environment have caused the consumer to experience a real and perceived reduction in disposable income which has negatively impacted consumer spending in most segments of the restaurant industry, including the segment in which we compete.

Competition

The restaurant business is highly competitive. The QSR industry is a fragmented market, with competition from national and regional chains, as well as independent operators, which affects pricing strategies and margins. Additionally, the frozen pizza and take-and-bake alternatives are becoming an increasingly intrusive competitive threat in the pizza segment. Limited product variability within our segment can make differentiation among competitors difficult. Thus, companies in the industry continuously promote and market new product introductions, price discounts and bundled deals, and rely heavily on effective marketing and advertising to drive sales.

Commodity Prices

Commodity prices of packaging products (liner board) and ingredients such as cheese, dough (wheat), and meat, can vary. The prices of these commodities can fluctuate throughout the year due to changes in supply and demand. Our costs can also fluctuate as a result of changes in ingredients or packaging instituted by Pizza Hut.

During fiscal 2011 we experienced ingredient inflation. The block cheese price for fiscal 2011 averaged $1.81 per pound, an increase of $0.31 or 21% versus the average price for fiscal year 2010. Additionally, our average cost of meat increased during fiscal 2011 by 8%, as compared to the prior year. The Pizza Hut system has undertaken a significant cost savings initiative with the assistance of a third party consultant focused upon reducing the brand’s ingredient and operating costs. This initiative is expected to reduce costs through a combination of sourcing and ingredient specification changes without negatively impacting the quality or quantity of our ingredients. For fiscal 2011, the initial stages of this initiative have secured over $5.0 million in annual savings primarily through changes in the brand’s packaging platform. Total program savings from this initiative are expected to be realized over the next 18 to 24 months and could materially benefit our cost of sales. Based upon current market conditions, we expect that our cost saving initiatives will more than offset anticipated commodity inflation for fiscal 2012.

Labor Costs

The restaurant industry is labor intensive and known for having a high level of employee turnover given low hourly wages and the part-time composition of the workforce. To the extent that our delivery sales mix increases due to acquisition of units or customer preference, our labor costs would be expected to increase due to the more labor intensive nature of the delivery transaction. Direct labor is highly dependent on federal and state minimum wage rate legislation given the vast majority of workers are hourly employees whose compensation is either determined or influenced by the minimum wage rate. Approximately 26% of our units operate in states where the state minimum wage rate exceeds the federal minimum wage rate. We currently expect that 21% of our total units will incur an increase in state minimum wage rates, while 12% of total units experienced an increase in 2011. We have implemented certain labor optimization strategies and a change in pay practices for certain team members that benefited cost of labor by approximately $6.0 million in fiscal 2011. Total cumulative savings for these initiatives are expected to increase over the next 18 to 24 months due to the normal course attrition of certain employees.

The federal government and several state governments have proposed or enacted legislation regarding health care, including legislation that in some cases requires employers to either provide health care coverage to their full-time employees, pay a penalty or pay into a fund that would provide coverage for them. We are currently evaluating the effects on our business of the Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, and the related Health Care and Education Reconciliation Act of 2010, which was signed into law on March 30, 2010 (collectively, the “Federal Health Care Acts”). The provisions of the Federal Health Care Acts having the greatest potential financial impact on us are scheduled to become effective in 2014. Based upon our current evaluation, without taking mitigating steps we expect that the Federal Health Care Acts will likely increase our future costs and could have a material adverse effect on our business, results of operations and financial condition, but we are currently unable to quantify the amount of the impact with any degree of certainty pending resolution of the litigation and proposed new legislation relating to the Federal Health Care Acts and future rulemaking under the Federal Health Care Acts.

Additionally, potential changes in federal labor laws and regulations relating to union organizing rights and activities could result in portions of our workforce being subjected to greater organized labor influence, thereby potentially increasing our labor costs, and could have a material adverse effect on our business, results of operations and financial condition.

Inflation and Deflation

Inflationary factors, such as increases in food and labor costs, directly affect our operations. Because most of our employees are paid on an hourly basis, changes in rates related to federal and state minimum wage and tip credit laws will affect our labor costs. We currently estimate the increases in state minimum wage rates will increase direct labor expense by approximately $1.3 million in fiscal 2012. We experienced three Federal minimum wage rate increases since 2007, which impacted 93% of our units, including some of the states with indexed minimum wage rates. The federal minimum wage increases effective July 24, 2009 and July 24, 2008 increased our direct labor costs by $3.9 million during fiscal 2009. The year-over-year impact of the July 24, 2009 increase was $3.1 million during fiscal 2010.

Significant increases in average gasoline prices in the regions in which we operate could increase our delivery driver reimbursement costs. We estimate that every $0.25 per gallon change in average gas prices in our markets impacts our annual operating results by approximately $0.8 million. However, as gas prices increase, the impact upon our operations is somewhat mitigated by a transfer of sales from the delivery occasion to the carry-out access mode, which is perceived as a higher value by consumers and benefits us with lower labor costs for the transaction.

If the economy experiences deflation, which is a persistent decline in the general price level of goods and services, we may suffer a decline in revenues as a result of the falling prices. In that event, given our fixed costs and minimum wage requirements, it is unlikely that we would be able to reduce our costs at the same pace as any declines in revenues. Consequently, a period of prolonged or significant deflation would likely have a material adverse effect on our business, results of operations and financial condition. Similarly, if we reduce the prices we charge for our products as a result of continuing declines in same store sales or competitive pressures, we may suffer decreased revenues, margins, income and cash flow from operations.

Results of Operations-Adjusted for Discontinued Operations

The table below presents selected restaurant operating results as a percentage of net product sales for the 52 weeks ended December 27, 2011, December 28, 2010 and December 29, 2009:

	52 Weeks Ending Dec. 27, 2011	52 Weeks Ending Dec. 28, 2010	52 Weeks Ending Dec. 29, 2009
Net product sales	100.0%	100.0%	100.0%
Direct restaurant costs and expenses:
Cost of sales	30.3%	29.6%	26.8%
Cost of labor	29.2%	30.0%	31.0%
Other restaurant operating expenses	31.6%	32.1%	34.5%

Fiscal 2011 Compared to Fiscal 2010

Net Product Sales. Net product sales for fiscal 2011 compared to fiscal 2010 were $938.0 million and $934.8 million, respectively, an increase of $3.2 million or 0.3% resulting largely from a comparable store sales increase of 0.4% for fiscal 2011, rolling over last year’s comparable store sales increase of 10.1%.

Fees and Other Income. Fees and other income were $43.0 million for fiscal 2011, compared to $43.5 million for the prior year, for a decrease of $0.5 million or 1.1%. The decrease was due to lower customer delivery charge income from decreased delivery transactions.

Cost of Sales. Cost of sales was $284.3 million for fiscal 2011 compared to $277.0 million for the prior year, for an increase of $7.3 million or 2.6%. Cost of sales increased 70 basis points, as a percentage of net product sales, to 30.3%, compared to 29.6% in the prior year. This increase was largely due to higher ingredient costs, primarily cheese, dough and meats partially offset by cost savings initiatives, primarily lower packaging costs.

Direct Labor. Direct labor costs were $274.2 million for fiscal 2011, compared to $280.7 million for the prior year, a decrease of $6.5 million or 2.3%. Direct labor costs as a percentage of net product sales were 29.2% for fiscal 2011, an 80 basis point decrease compared to the prior year. The favorable variance was primarily due to lower average wage rates realized from the labor optimization strategies and changes in pay practices of certain team members implemented at the beginning of fiscal 2011 and improved labor efficiencies.

Other Restaurant Operating Expenses. Other restaurant operating expenses for fiscal 2011 were $296.0 million compared to $299.7 million for the prior year, a decrease of $3.7 million or 1.2%. Other restaurant operating expenses decreased 50 basis points as a percent of net product sales, to 31.6% for fiscal 2011 compared to 32.1% for the prior year.

The changes in other restaurant operating expenses as a percentage of net product sales are explained as follows:

Other restaurant operating expenses as a percentage of net product sales for the 52 weeks ended December 28, 2010	32.1%
Depreciation expense	(0.2)
Rent and occupancy costs	(0.1)
Advertising expense	(0.1)
Royalty expense	(0.1)

Other restaurant operating expenses as a percentage of net product sales for the 52 weeks ended December 27, 2011	31.6%

The favorable variance was largely due to lower expenses, primarily depreciation, occupancy costs, advertising and royalty expense.

Depreciation expense for store operations was $31.3 million or 3.3% of net product sales for the 52 weeks ended December 27, 2011 compared to $32.7 million or 3.5% of net product sales for the prior year. The decrease in depreciation expense as compared to the prior year is largely due to assets valued during the 2006 Transaction becoming fully depreciated.

General and Administrative Expenses. General and administrative (“G&A”) expenses for fiscal 2011 were $60.6 million compared to $51.0 million for the prior year, an increase of $9.6 million or 19.0%. The increase in G&A expense for fiscal 2011 was driven primarily by unusual litigation expenses (before partial indemnification offset) and higher field personnel and training costs.

Corporate Depreciation and Amortization. Corporate depreciation and amortization costs for both fiscal 2011 and fiscal 2010 were $11.8 million.

Transaction costs. During fiscal 2011, we recorded $26.6 million for costs incurred in connection with the Acquisition of the company by Olympus on December 28, 2011. These costs consisted largely of stock and other compensation expense, broker fees and legal and professional expenses.

Other. We recorded $1.0 million and $1.7 million for other expenses for the fiscal periods of 2011 and 2010, respectively. Included in this category for fiscal 2011 were facility impairment charges of $1.3 million compared to charges of $1.8 million for the same period of the prior year. Partially offsetting this expense for fiscal 2011 was the gain on disposition of assets for $0.2 million.

Interest Expense. Interest expense was $25.2 million for fiscal 2011 compared to $29.3 million for the prior year, a decrease of $4.1 million, largely due to lower average outstanding debt balances as compared to the prior year. Our average outstanding debt balance decreased $32.8 million to $377.4 million in fiscal 2011 as compared to the prior year, while our average cash borrowing rate decreased by 50 basis points to 5.95%. Interest expense included $2.5 million and $2.6 million for amortization of deferred debt issuance costs for fiscal 2011 and fiscal 2010, respectively.

Income Taxes. For fiscal 2011, we recorded income tax benefit of $3.5 million compared to tax expense of $5.7 million for the prior year. For fiscal 2011, the lower than statutory rate was primarily attributable to various federal employment related tax credits which were partially offset by non-deductible transaction costs related to the Acquisition. Dependent upon legislation to extend the employment credits, the company anticipates that it will receive comparable federal employment related tax credits in the future that would continue to favorably impact its overall effective tax rate. For fiscal 2010, the lower than statutory rate was primarily attributable to tax credits and the net tax benefit of $1.1 million associated with the change in the liability for uncertain tax positions consisting of the release of liabilities due to the lapse of applicable statutes of limitations which was partially offset by additional interest and penalties accrued. The change in effective tax rate from 2010 to 2011 is primarily attributable to the increase in current year employment related tax credits compared to 2010 and the relative impact of the credits on the tax rate given the lower 2011 book income.

Net Income. Net income for fiscal 2011 was $4.7 million, compared to $21.5 million for the prior year. The decrease was largely due to transaction expenses of $26.6 million, increased G&A expenses and higher cost of sales due to ingredient inflation which were partially offset by lower expenses for income taxes, direct labor, interest, and other restaurant operating spending.

Fiscal 2010 Compared to Fiscal 2009-Adjusted for Discontinued Operations

Net Product Sales. Net product sales for fiscal 2010 compared to fiscal 2009 were $934.8 million and $845.1 million, respectively, an increase of $89.7 million or 10.6% resulting largely from a comparable store sales increase of 10.1% for fiscal 2010, rolling over last year’s comparable store sales decline of 10.2%. The improved comparable store sales results for fiscal 2010 were largely a result of our continued sales momentum associated with our value pricing strategies.

Fees and Other Income. Fees and other income were $43.5 million for fiscal 2010, compared to $37.4 million for the prior year, for an increase of $6.1 million or 16.3%. The increase was due to higher customer delivery charge income from increased delivery transactions.

Cost of Sales. Cost of sales was $277.0 million for fiscal 2010 compared to $226.7 million for the prior year, for an increase of $50.3 million or 22.2%. Cost of sales increased 280 basis points, as a percentage of net product sales, to 29.6%, compared to 26.8% in the prior year. This increase was largely due to lower net pricing and product mix changes due to the value pricing strategies, as well as increased meat costs. With the value pricing strategies, we realized a shift in both pizza size and toppings, which resulted in a higher level of sales of large and multi-topping pizzas when compared to the prior year. Because our net selling price is significantly less than the prior year, it has resulted in a higher cost of sales percentage.

Direct Labor. Direct labor costs were $280.7 million for fiscal 2010, compared to $262.3 million for the prior year, an increase of $18.4 million or 7.0%. Direct labor costs as a percentage of net product sales were 30.0% for fiscal 2010, a 100 basis point decrease compared to the prior year. The favorable variance was primarily due to the sales leveraging impact on fixed and semi-fixed labor costs, improved productivity and decreased health insurance costs (approximately 30 basis points) due to favorable claims experience as compared to the prior year which were partially offset by increased average wage rates (approximately 30 basis points) related to the July 2009 minimum wage increase.

Other Restaurant Operating Expenses. Other restaurant operating expenses for fiscal 2010 were $299.7 million compared to $291.6 million for the prior year, an increase of $8.1 million or 2.8%. Other restaurant operating expenses decreased 240 basis points as a percent of net product sales, to 32.1% for fiscal 2010 compared to 34.5% for the prior year.

The changes in other restaurant operating expenses as a percentage of net product sales are explained as follows:

Other restaurant operating expenses as a percentage of net product sales for the 52 weeks ended December 29, 2009	34.5%
Depreciation expense	(1.1)
Rent and occupancy costs	(0.9)
Advertising expense	(0.3)
Telephone expense	(0.2)
Outsourced call center costs brought in-house	(0.2)
Delivery driver reimbursements	0.3
Restaurant manager bonuses	0.3
Other, net	(0.3)

Other restaurant operating expenses as a percentage of net product sales for the 52 weeks ended December 28, 2010	32.1%

The favorable variance was largely due to the sales leveraging impact on fixed and semi-fixed costs, primarily depreciation, occupancy costs and advertising, lower telephone expense and outsourced call center expenses for a certain acquisition market in the prior year which was brought in-house in late third quarter 2009. These decreases were partially offset by higher restaurant manager bonuses due to improved financial results and increased delivery driver reimbursement expenses due to increased delivery transactions and higher fuel costs.

Depreciation expense for store operations was $32.7 million or 3.5% of net product sales for the 52 weeks ended December 28, 2010 compared to $39.1 million or 4.6% of net product sales for the prior year. The decrease in depreciation expense as compared to the prior year is largely due to short-lived assets from the 2008 and 2009 unit acquisitions becoming fully depreciated.

General and Administrative Expenses. General and administrative expenses for fiscal 2010 were $51.0 million compared to $48.9 million for the prior year, an increase of $2.1 million or 4.2%. The increase was largely due to discretionary bonus and certain profit sharing contributions reinstated as a result of improved 2010 operating results and increased credit card transaction fees from higher sales volume in fiscal 2010. These increases were partially offset by lower salaries expense as a result of targeted headcount reductions and non-recurring acquisition integration costs incurred in the first half of 2009.

Corporate Depreciation and Amortization. Corporate depreciation and amortization costs for both fiscal 2010 and fiscal 2009 were $11.8 million.

Other. We recorded $1.7 million and $2.0 million for other expenses for the fiscal periods of 2010 and 2009, respectively. Included in this category for fiscal 2010 were facility impairment charges of $1.8 million compared to charges of $1.4 million for the same period of the prior year. The prior year also included direct acquisition costs of $0.6 million.

Interest Expense. Interest expense was $29.3 million for fiscal 2010 compared to $31.3 million for the prior year, a decrease of $2.0 million, largely due to lower average outstanding debt balances as compared to the prior year. Our average outstanding debt balance decreased $35.5 million to $410.2 million in 2010 as compared to the prior year, while our average cash borrowing rate remained flat. Interest expense included $2.6 million and $2.1 million for amortization of deferred debt issuance costs for fiscal 2010 and fiscal 2009, respectively.

Income Taxes. For fiscal 2010, we recorded income tax expense of $5.7 million or 20.9% compared to a tax benefit of $2.5 million or (30.8)% for the prior year. For fiscal 2010, the lower than statutory rate was primarily attributable to tax credits and the net tax benefit of $1.1 million associated with the change in the liability for uncertain tax positions consisting of the release of liabilities due to the lapse of applicable statutes of limitations which was partially offset by additional interest and penalties accrued.

During 2009, we recorded a net tax benefit of $1.9 million associated with the change in the liability for uncertain tax positions consisting of the release of liabilities due to the lapse of applicable statutes of limitations which was partially offset by additional interest and penalties accrued. Additionally, we recorded $0.6 million of income tax benefit related to state tax rate changes. Excluding the favorable impact of these items our effective tax rate would have been 0.5% for fiscal 2009. In addition to these items the significantly lower than statutory rate is related to the impact of higher jobs related tax credits in 2009 in relation to net income.

Income from Continuing Operations, net of taxes. Income from continuing operations for fiscal 2010 was $21.5 million, compared to $10.4 million for the prior year. The increase was primarily due to the benefit of a 10.6% increase in net product sales, increased customer delivery charge income and lower interest expense. These increases were partially offset by increases in cost of sales, restaurant operating expenses, direct labor and G&A expense and higher income tax expense.

Liquidity and Sources of Capital

Historical

Our working capital was a deficit of $2.9 million, including cash of $78.4 million at December 27, 2011. Like many other restaurant companies, we are able to operate and generally do operate with a working capital deficit because (i) restaurant revenues are received primarily in cash or by credit card with a low level of accounts receivable; (ii) rapid turnover results in a limited investment in inventories; and (iii) cash from sales is usually received before related liabilities for food, supplies and payroll become due. Because we are able to operate with minimal working capital or a deficit, we have historically utilized excess cash flow from operations and our revolving line of credit for debt reduction, capital expenditures and acquisitions, and to provide liquidity for our working capital needs. At December 27, 2011, we had $57.3 million of borrowing capacity available under our revolving line of credit net of $17.7 million of outstanding letters of credit.

Cash flows from operating activities, inclusive of discontinued operations

Cash from operations is our primary source of funds. Changes in earnings and working capital levels are the two key factors that generally have the greatest impact on cash from operations. Cash provided by operating activities in fiscal 2011 was $86.2 million and consisted of (i) net income of $4.7 million, (ii) adjustments to net income of $53.4 million, and (iii) positive changes in operating assets and liabilities of $28.1 million due primarily to increases in accrued liabilities for transaction expenses related to the Acquisition (approximately $13.0 million) and accrued litigation fees, income taxes, accounts payable and other deferred liabilities, partially offset by increases in accounts receivable and lower accrued interest.

Cash provided by operating activities in fiscal 2010 was $76.2 million and consisted of (i) net income of $21.5 million, (ii) adjustments to net income of $53.5 million, and (iii) positive changes in operating assets and liabilities of $1.2 million due primarily to increases in accrued payroll and income taxes, partially offset by decreases in accounts payable and other deferred liabilities.

Cash provided by operating activities in fiscal 2009 was $62.7 million and consisted of (i) net income of $10.4 million, (ii) adjustments to net income of $52.8 million, and (iii) negative changes in operating assets and liabilities of $0.6 million.

Cash flows from investing activities

Cash flows used in investing activities were $22.8 million during fiscal 2011 compared to $16.2 million during fiscal 2010 and $37.8 million for fiscal 2009. For the 52 weeks ended December 27, 2011, we invested $23.8 million in capital expenditures and received proceeds of $1.0 million from asset sales. For the 52 weeks ended December 28, 2010, we invested $18.3 million in capital expenditures. Additionally, we received proceeds of $2.1 million from asset sales as PHI exercised its option to purchase five assets which were part of the fiscal 2008 and 2009 sale transactions.

During 2009, we completed an asset purchase and sale transaction in which we purchased 55 units for $18.7 million and sold 42 units for $19.5 million, and also completed an acquisition of 50 units for $14.1 million. During 2009 we invested $25.5 million in capital expenditures, consisting of approximately $19.9 million invested in our existing operations (including approximately $1.9 million for WingStreet™ development at 41 units) and $5.6 million invested for acquisition related information technology (“IT”) equipment. Proceeds from asset sales were $1.0 million for fiscal 2009.

Our franchise agreements require us to perform asset actions such as rebuild, remodel or relocate. A remodel of an existing asset entails a total interior and exterior refurbishment, completely upgrading the asset to the latest PHI standards. Under our 2003 franchise agreements, all rebuild, remodel and relocation activities must be completed by the extended deadline of December 31, 2015. We expect to incur capital expenditures of approximately $14.7 million over the remaining four years to meet these requirements in addition to normal recurring maintenance capital expenditures.

Additionally, as part of our 2008 location and TFA’s that were effective with the December 2008 and first quarter 2009 acquisitions of units from PHI, we are required to complete certain major asset actions (as defined as a rebuild, relocate, or remodel) within 11 years of the acquisition date, or by December 2019 through February 2020. We expect to incur approximately $8.1 million over the next eight years to meet these requirements.

We are significantly ahead of schedule on our major asset action requirements and have the option to reduce capital expenditures at management’s discretion to increase free cash flow and remain comfortably in compliance with our franchise agreements.

We currently expect our capital expenditure investment to be approximately $36.0 million to $40.0 million in fiscal 2012. This estimate includes the development of 40 Delco units for approximately $12.0 million and the incremental capital expenditures related to the February 2012 Jacksonville acquisition. See Note 16 to the Notes to Consolidated Financial Statements).

Cash flows from financing activities

Net financing cash outflows were $29.2 million for fiscal 2011 compared to $30.5 million for fiscal 2010 and $15.5 million for fiscal 2009. During fiscal 2011 we paid our mandatory excess cash flow prepayment of $29.7 million on our Old Senior Secured Credit Facilities utilizing cash reserves. This compares to $31.3 million in fiscal 2010 and $17.1 million in fiscal 2009. We had no net activity on our Old Revolving Facility during fiscal 2011 and 2010. Net repayments under the Old Revolving Facility were $3.0 million for the 52 weeks ended December 29, 2009 despite borrowing approximately $14.2 million to fund our acquisition of 50 units in February 2009 and $15.0 million to partially fund our mandatory excess cash flow prepayment during the second quarter of 2009.

During fiscal 2011, we completed a sale-leaseback transaction on one fee owned property for $0.5 million compared to $0.9 million in fiscal 2010 for a sale-leaseback on one fee owned property. During the first half of 2009 we completed sale-leaseback transactions for six properties acquired in Virginia during the fourth quarter of 2008 for $2.9 million and completed sale-leaseback transactions on two formerly leased properties (purchased in 2008) for $0.9 million. Additionally, during the third quarter of 2009, we completed sale-leaseback transactions for two properties constructed in 2009 for $2.6 million. During 2009, we paid debt issue costs of $1.9 million for legal and recording fees for leasehold mortgages as required by our Old Senior Secured Credit Facilities.

Liquidity after the Transactions

As part of the Transactions, we incurred substantial indebtedness. We issued $190.0 million principal amount of Old Notes and entered into the $475.0 million Senior Secured Credit Facilities. The Senior Secured Credit Facilities consists of the $375.0 million Term Loan due 2018 and the $100.0 million Revolving Facility due 2016 which was not drawn at close. As of December 27, 2011, after giving effect to the Transactions, we had $72.3 million of borrowing capacity available under our Revolving Facility net of $27.7 million of outstanding letters of credit. Although not required, we currently pay the next day for certain of our supply purchases in order to take advantage of a prompt-payment discount from our distributor. If we were to utilize the 30 day term of trade credit, it would increase our cash position by approximately $20.0 million but would have no impact on our working capital.

Our short-term and long-term liquidity needs will arise primarily from: (1) interest and principal payments related to our Senior Secured Credit Facilities and the notes; (2) capital expenditures, including new unit development, asset development including those for our re-imaging plan, and maintenance capital expenditures;

(3) opportunistic acquisitions of Pizza Hut restaurants or other acquisition opportunities; and (4) working capital requirements as may be needed to support our business. We intend to fund our operations, interest expense, capital expenditures, acquisitions and working capital requirements principally from cash from operations, cash reserves and borrowings on our Revolving Facility. Future acquisitions, depending on the size, may require borrowings beyond those available on our Revolving Facility and therefore may require further utilization of the additional remaining Term Loan borrowing capacity under our Senior Secured Credit Facilities as well as other sources of debt or additional equity capital.

Based upon current operations, we believe that our cash flows from operations, together with borrowings that are available under the Revolving Facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, and scheduled principal and interest payments through the next 12 months. Furthermore, after the refinancing of the Senior Secured Credit Facilities on March 28, 2012, we now have additional liquidity due to reduced interest payments through the maturity period of the Senior Secured Credit Facilities.

Contractual Obligations and Off Balance Sheet Arrangements

The following table discloses aggregate information about our contractual cash obligations as of December 27, 2011, pro forma long-term debt after giving effect to the consummation of the Transactions, including our entering into the Senior Secured Credit Facilities and the issuance of the Old Notes and the periods in which payments are due:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Other
	(in millions)
Long-term debt	$565.0	$3.8	$7.5	$7.5	$546.2	$—
Operating leases(1)	262.8	45.8	79.3	59.2	78.5	—
Interest payments	339.0	46.9	93.0	91.9	107.2	—
Facility upgrades(2)	22.7	0.5	9.1	8.9	4.2	—
Unrecognized tax benefits(3)	9.5	—	—	—	—	9.5
Purchase and other obligations(4)	1.8	1.8	—	—	—	—

	$1,200.8	$98.8	$188.9	$167.5	$736.1	$9.5

(1)	The majority of our leases contain renewal options for one to five years. The remaining leases may be renewed upon negotiations, which could increase total lease payments. The above table does not include amounts related to unexercised lease renewal option periods. Total minimum lease payments have been reduced by aggregate minimum sublease rentals of $0.7 million under operating leases due in the future under non-cancelable subleases.
(2)	Includes capital expenditure requirements under our franchise agreements for remodeling and re-imaging our assets, as well as WingStreet™ conversion and development requirements (see “Business—Franchise Agreements”). Amounts are presented under the timeline as currently planned by us, however, we have the discretion to apportion these expenditures into future years at a slower rate and remain in compliance.
(3)	The amount and timing of liabilities for unrecognized tax benefits cannot be reasonably estimated and is shown in the “Other” column.
(4)	Purchase and other obligations primarily include amounts for obligations under service agreements.

Based on current unit counts, we expect to incur between $11.5 million and $13.5 million in annual capital expenditures to maintain the company’s assets in accordance with our standards. These amounts are not included in the above table.

Letters of Credit. As of December 27, 2011, after giving effect to the Transactions, we had letters of credit, in the amount of $27.7 million, issued under our Revolving Facility primarily in support of self-insured risks and pursuant to our franchise agreements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We do not enter into derivative or other financial instruments for trading or speculative purposes.

Commodity Prices. Commodity prices such as cheese can vary. The price of this commodity can change throughout the year due to changes in supply and demand. Cheese has historically represented approximately 30% to 35% of our cost of sales. We are a member of the UFPC, and participate in cheese hedging programs that are directed by the UFPC to help reduce the volatility of this commodity from period-to-period. Based on information provided by the UFPC, the UFPC expects to hedge approximately 30% to 50% of the Pizza Hut system’s anticipated cheese purchases for fiscal year 2012 through a combination of derivatives taken under the direction of the UFPC.

The estimated increase in our food costs from a hypothetical 10% adverse change in the average cheese block price per pound (approximately $0.18 for fiscal 2011 and $0.15 for fiscal 2010) would have been approximately $9.8 million and $7.0 million for the 52 weeks ended December 27, 2011 and December 28, 2010, respectively, without giving effect to the UFPC directed hedging programs.

Interest Rate Risk. Our primary market risk exposure is interest rate risk. All of our borrowings under our Senior Secured Credit Facilities bear interest at a floating rate. After giving effect to the Transactions, as of December 27, 2011, we would have had $375.0 million in funded floating rate debt outstanding under our Senior Secured Credit Facilities. A100 basis point increase in this floating rate would increase annual interest expense by approximately $3.8 million.

Critical Accounting Policies and Estimates

Certain accounting policies require us to make subjective or complex judgments about matters that are uncertain and may change in subsequent periods, resulting in changes to reported results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies could be deemed critical and require us to make judgments and estimates.

Long-lived Assets. We review long-lived assets related to each unit quarterly for impairment or whenever events or changes in circumstances indicate that the carrying amount of a unit’s leasehold improvements may not be recoverable. Based on the best information available, impaired leasehold improvements are written down to estimated fair market value, which becomes the new cost basis. Personal property is reviewed for impairment using the closure of the unit as an indicator of impairment. Additionally, when a commitment is made to close a unit beyond the quarter, any remaining leasehold improvements and all personal property are reviewed for impairment and depreciable lives are adjusted.

Intangible Assets. Franchise rights and other intangible assets with finite lives are amortized over their useful lives using the straight-line method. Each reporting period we evaluate whether events and circumstances warrant a revision to the remaining estimated useful life of each intangible asset. If we determine that a revision is necessary, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life. As of December 27, 2011 we had $394.3 million in intangible assets. See Note 6 of the Notes to Consolidated Financial Statements – Goodwill and Other Intangible Assets) of which $390.1 million were franchise rights.

Additionally, if an indicator of impairment exists, the results of the designated marketing area (DMA) that supports the franchise rights are reviewed to determine whether the carrying amount of the asset is recoverable based on an undiscounted cash flow method. The underlying estimates of cash flows are developed using historical results projected over the remaining term of the agreements. The estimate of fair value is highly subjective and requires significant judgment related to the estimate of the magnitude and timing of future cash flows. A change in events or circumstances, including a decision to hold an asset or group of assets for sale, a change in strategic direction, or a change in the competitive environment could adversely affect the fair value of the business, which could have a material impact on our results of operations and financial condition.

Goodwill. We have one operating segment and reporting unit for purposes of evaluating goodwill for impairment. Goodwill was $191.7 million as of both December 27, 2011 and December 28, 2010.

Goodwill primarily originated with the 2006 Transaction. Additional goodwill was recorded in connection with multiple acquisitions by us of Pizza Hut units since 2006.

We evaluate goodwill for impairment annually and at any other date when events or changes in circumstances indicate that potential impairment is more likely than not and that the carrying amount of goodwill may not be recoverable. Management judgment is a significant factor in determining whether an indicator of impairment has occurred. Management relies on estimates in determining the fair value of our reporting unit, including estimates of economic and market conditions over the projected period that impact anticipated future cash flow and the terminal value of our reporting unit and selection of an appropriate discount rate. Changes in the inputs and assumptions used could impact the calculation of fair value of our reporting unit, which if material, could adversely impact our results of operation and financial condition.

We completed our annual impairment testing during the second quarter of 2011 and determined that goodwill was not impaired.

Business Combinations. We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

We use all available information to estimate fair values including the fair value determination of identifiable intangible assets such as franchise rights, and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date when information that is known to be available or obtainable is obtained.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies. See Note 3 of the Notes to Consolidated Financial Statements for a discussion of the allocation of the purchase price for acquisitions in fiscal year 2009.

Self-insurance Accruals. We operate with a significant self-insured retention of expected losses under our workers’ compensation, employee medical, general liability, auto, and non-owned auto programs. We purchase third party coverage for losses in excess of the normal expected levels. Liabilities for insurance reserves have been recorded based on our estimates of the ultimate costs to settle incurred claims, both reported and unreported, subject to the company’s retentions. Provisions for losses expected under the workers’ compensation, general liability and auto programs are recorded based upon estimates of the aggregate liability for claims incurred utilizing independent actuarial calculations based on historical results. However, if actual settlements or resolutions under our insurance program are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

A 10% change in our self-insured liabilities estimates would have affected net earnings by approximately $2.4 million for the fiscal year ended December 27, 2011.

Accounting for Derivatives. We participate in interest rate related derivative instruments to manage our exposure on our debt instruments. We record all derivative instruments on the balance sheet as either assets or liabilities measured at fair value adjusted for counterparty credit risk. The calculation of the fair value of the interest rate related derivative instruments is based on estimates of future interest rates and consideration of risk of nonperformance, which may change based on economic or other factors. Changes in the fair value of these derivative instruments are recorded either through current earnings or as other comprehensive income, depending on the type of hedge designation. Gains and losses on derivative instruments designated as cash flow hedges are reported in other comprehensive income and reclassified into earnings in the periods in which earnings are impacted by the hedged item. All of our interest rate swap agreements expired during fiscal 2011.

Recently Issued Accounting Statements and Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires reporting of all non owner changes in stockholders’ equity either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the reclassification requirement within the new standard was indefinitely deferred. ASU 2011-05 is effective for reporting periods beginning after December 15, 2011 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. The provisions of ASU 2011-05 will not have an effect on the financial position, results of operations or cash flows of the company.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment (“ASU 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step quantitative goodwill impairment test that is currently in place. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, however early adoption is permitted. The company does not currently expect the provisions of ASU 2011-08 to have a material effect on the financial position, results of operations or cash flows of the company.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The provisions of ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The company does not currently expect the provisions of ASU 2011-11 to have a material effect on the financial position, results of operations or cash flows of the company.

BUSINESS

Our Company

We are the largest restaurant franchisee and the eighth largest restaurant operator in the United States. As of December 27, 2011, we represented approximately 19% of Pizza Hut’s domestic franchisee base with 1,151 units. We operate in 28 states with a significant presence in the Southeast, Midwest and South. While our restaurants are in markets ranging from large metropolitan areas to small towns, nearly half of our restaurants are located in “1 to 2 Pizza Hut Towns” which have more limited dining alternatives and where Pizza Hut has strong brand recognition through its long history of community involvement. Our executive management team has an average tenure of more than 17 years with NPC and the Pizza Hut brand, which we believe has allowed us consistently to be a top performing franchisee in the system. We have achieved positive comparable store sales growth in 45 of the past 54 quarters, averaging an increase of 2.6% during such period. Total sales (including discontinued operations) have grown from $618 million in 2006 to $981 million in 2011, reflecting a 9.7% CAGR due to a combination of acquisitions and organic growth.

Our operational and managerial focus is on running efficient restaurants that provide excellent customer service and high quality food at attractive price points. We promote a results-oriented and performance-driven culture that emphasizes training and developing our employees’ capabilities. This focus on operational excellence and orientation towards growth and reinvestment has led to NPC’s performance as a best-in-system Pizza Hut franchisee. Our management team holds significant equity in the company and has instilled a performance-driven culture, with option packages, incentive rewards and store-level bonuses that reward year-over-year growth in sales and profits.

We operate three distinct restaurant formats to cater to the needs of customers in different markets:

•	Delivery and Carry-Out units, or “Delcos”: typically located in strip centers. Delcos provide delivery and carry-out service;

•	Restaurant-Based Delivery units or “RBDs”: traditional free-standing restaurants that offer delivery, dine-in, and carry-out service; and

•	Red Roof units, or “RRs”: traditional free-standing restaurants that offer dine-in and carry-out service, and are principally located in “1 to 2 Pizza Hut Towns.”

As of December 27, 2011, we operated 527 RBDs, 447 Delcos, and 177 RRs.

	December 27, 2011	December 28, 2010	December 29, 2009
Average annual revenue per restaurant(1)	$824,235	$821,447	$739,995

Sales by occasion:
Carryout	46%	45%	40%
Delivery	37%	38%	40%
Dine-in	17%	17%	20%
Number of restaurants open at the end of the period:
RBD	527	532	529
Delco	447	424	435
RR	177	180	185

	1,151 (2)	1,136 (2)	1,149 (2)

(1)	In computing these averages, total net product sales for the fiscal periods were divided by “equivalent units” which represents the number of units open at the beginning of a given period, adjusted for units opened, closed, acquired or sold during the period on a weighted average basis. Equivalent units were 1,138, 1,138 and 1,142 in 2011, 2010 and 2009, respectively.
(2)	Includes 531, 512 and 513 units offering the WingStreet™ product line, as of fiscal year end 2011, 2010 and 2009, respectively.

Approximately 18%, or $136.5 million, of our fiscal 2011 delivery and carry-out sales were processed by our customer service representatives in four call centers. As of December 27, 2011, substantially all of the delivery and carry-out sales for 216 restaurants were processed by these call centers. In addition, these call centers process overflow delivery and carry-out orders for approximately 800 units. Internet and mobile ordering are becoming an increasingly popular access mode with our consumers with approximately 17% of our delivery and carry-out orders being placed via the internet in fiscal 2011 compared to 16% in 2010.

PHI

PHI, a subsidiary of Yum!, is the world’s largest pizza restaurant company with 15% market share of the pizza QSR segment in the United States based on sales as of the fourth quarter of calendar 2011, according to the NPD Group. As of December 27, 2011 the Pizza Hut brand had more than 6,000 restaurants and delivery units in the United States, and approximately 6,100 international units in 97 other countries, excluding licensed units. Pizza Hut is one of the more heavily franchised QSR brands. As of December 31, 2011, PHI operated 479 restaurants, approximately 8% of its domestic units.

Within the PHI franchise system, NPC is the largest player with 1,151 units as of December 27, 2011, more than four times the number of units of the next largest Pizza Hut franchisee. Comparatively, outside the system, NPC operates almost twice as many stores as the franchisors of its two primary QSR pizza competitors, Papa John’s and Domino’s, which operate 598 units and 394 units, respectively.

Industry Overview

Domestic restaurant sales historically have closely tracked several macroeconomic indicators. Accordingly, we believe that “away-from-home” consumption will likely rebound with a macroeconomic recovery. Also, fluctuations in unemployment have historically been inversely related to restaurant sales as employed consumers have both more money available for discretionary spending and occasions for “away-from-home” consumption. National brands have steadily gained market share in both the casual dining and QSR sectors due to new unit construction, large advertising expenditures, food purchasing advantages, improved site selection and other economies of scale, which are less achievable by smaller regional and “mom and pop” operators. The QSR pizza segment is comprised of delivery, dine-in and carryout sales occasions and the QSR pizza chains diversify their menu offerings by adding items such as chicken wings, pasta, salads and desserts, and focus on increased convenience and accessibility, including improving delivery times and online ordering capabilities.

Competitive Strengths

We believe our competitive strengths include:

Largest and Most Geographically Diverse Restaurant Franchisee. As a result of NPC’s scale and long operating history, our management team holds key positions on most PHI operating committees and enjoys strong relationships throughout the Pizza Hut system. NPC’s size makes us a major player in the highly fragmented pizza segment and enables us to achieve certain benefits from economies of scale.

NPC is a strong and geographically expansive restaurant operator, with most of our units strategically located in the Southeast (62%) and Midwest (27%) regions of the United States, where Pizza Hut’s brand recognition is strongest and average labor costs are generally lower. Almost half of our restaurants are located in small towns, or “1 to 2 Pizza Hut Towns,” in which the local Pizza Hut is one of a more limited number of dining and employment alternatives and is a central meeting point for the local community. NPC’s heavier concentration in small and mid-size markets provides us with a number of benefits, including a more cost-effective labor pool, more favorable location economics, and fewer competing concepts. These factors help promote customer and employee loyalty. Additionally, we have a significant presence in more populated communities largely through the Delco format, which targets the delivery and carry-out preference in urban areas with a smaller, more cost-effective format.

Strength of the Pizza Hut Brand. Founded more than 50 years ago, Pizza Hut is one of America’s leading iconic brands and is the largest global restaurant chain focused on ready-to-eat pizza. Pizza Hut leads the domestic pizza QSR segment, with approximately 15% market share as measured by sales as of the fourth quarter of calendar 2011. As of December 27, 2011, the Pizza Hut brand had more than 6,000 restaurants and delivery units in the United States and approximately 6,100 international units in more than 97 other countries, excluding licensed units. The Pizza Hut brand name is widely recognized throughout the restaurant industry and is associated with high quality pizza and other menu items at reasonable prices. Pizza Hut is also recognized as a leader in innovation with a long and successful track record of introducing new products, including “Stuffed Crust Pizza,” “Big Italy Pizza,” “Cheesy Bites Pizza,” “Tuscani Pastas,” and “Dippin’ Strips”.

Demonstrated Strong Historical Performance. NPC’s operational and managerial focus is on running great restaurants. This has led to consistent comparable store sales growth as we have achieved positive comparable store sales in 45 of the past 54 quarters, averaging an increase of 2.6% during such period. We also promote a results-oriented and operationally-focused culture, and utilize the information systems and feedback mechanisms that we have developed to focus on training and building the capabilities of our people. NPC emphasizes recognizing and rewarding operational excellence, while incentivizing our restaurant operators to grow sales and maximize profitability. Our comprehensive information systems, developed by NPC, allow our restaurant managers to manage their businesses in real time, continuously evaluate their performance, and react quickly to solve problems.

As a result of our relative performance and subject to Yum!’s consent, NPC has become a preferred consolidator of underperforming units, refranchised units and units owned by aging franchisees. In addition to demonstrating strong organic growth, we have also grown through acquisitions, having acquired 544 units in nine transactions since 2006 (including the acquisition of 36 units on February 20, 2012).

History of Strong Free Cash Flow and Deleveraging Profile. NPC has a highly variable cost structure and uses strict cost controls, comprehensive labor management tools and proprietary information technology systems to increase free cash flow. NPC believes its success in generating strong cash flow from operations is attributable to the proven success of the Pizza Hut concept, the high degree of customer awareness of the Pizza Hut brand, and the consistent focus on efficient and effective restaurant operations. Our average estimated maintenance capital expenditure level has been approximately $11 million annually since 2006. As a result of NPC’s leadership and rapid adoption of PHI’s required Rebuild the Brand initiative, we have already completed 74% of the asset upgrades required by our franchise agreements. Accordingly, we estimate our contractually-required ongoing annual asset upgrades will average approximately $3 million per year through 2020.

Experienced and Influential Management Team. In contrast to the typical family-run, owner/operator restaurant business model, we have a professional management team, a performance-driven culture and broad access to capital. Our management team has an average tenure of 17 years at NPC and is well-respected in the Pizza Hut system and the restaurant industry. Jim Schwartz, our President and CEO, has been a member of senior management since 1991 and President since 1995. Troy Cook has been our CFO since 1995 and each of our Vice Presidents of Operations and our Territory Vice Presidents of Operations have more than 25 years of experience in the food industry. Our management team members are significant figures in the Pizza Hut system and, through active participation in a number of Pizza Hut and franchisee boards and committees, have been leaders in the most crucial system initiatives, including franchise agreement negotiations, brand rebuilding, brand development, marketing and advertising, purchasing and other key areas. Mr. Schwartz is one of two Pizza Hut franchisee members who serve on the Advertising Committee of Pizza Hut (“AdCom”) and has served in this capacity for 14 years. AdCom is critical to the Pizza Hut brand due to its focus on marketing and advertising strategies, spending and deployment and management of brand image. Mr. Schwartz is also one of two Pizza Hut franchisee members who serve on the UFPC and has served in this capacity since the organization was founded in 1999. The UFPC is responsible for the sourcing and supply of Yum!’s $5 billion in annual supply spend and works to provide significant cost reductions by leveraging the size and scale of the Yum! system. Other members of our management team provide leadership in areas of people capacity, system operations, technology and other important activities.

Business Strategy

We are focused on running great restaurants and employ several strategies to increase our sales, profitability and cash flow, including:

Brand Differentiation and Advertising Drivers

•

Fast, Affordable, Quality Food. As a Pizza Hut franchisee, we offer fast, affordable food, using high-quality ingredients. The Pizza Hut brand name is widely recognized throughout the restaurant industry and is associated with high quality pizza and other menu items at attractive prices. We have consistently demonstrated that we can increase positive same store sales by providing value to the customer through our established core pizza offering.

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Innovative New Products and Promotions. We complement our value proposition by constantly seeking to innovate. Product innovations are vital to the continued success of any restaurant system, and PHI has a long and successful track record of introducing new products, including “Stuffed Crust Pizza,” “Big Italy Pizza,” “Cheesy Bites Pizza,” “Tuscani Pastas,” and “Dippin’ Strips.” New product innovation has been a driver of our consistent same store sales and margins. In addition to product innovation, we have experienced success with innovative bundling promotions that increase both customer traffic and our average check, while delivering value to the customer. We also use our knowledge of local markets to develop targeted promotions and work with PHI to develop national promotions.

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Increasing National Media Exposure. Through both national and local initiatives, the Pizza Hut brand enjoys a significant amount of television airtime, including a strong presence in prime time, sports and popular event shows. Effective January 1, 2012, the members of the PHI system agreed to increase the total national advertising budget from 3.25% to 4.00% of member gross sales, and to reduce local advertising from 1.0% to 0.25% of member gross sales. As a result of this shift, we expect to gain greater commercial exposure through prime time national advertising.

Continued Focus on Operational Improvements and Profitability

We promote a results-oriented and operationally-focused culture that emphasizes training and building the capabilities of our people. We believe that by focusing on fundamentals while implementing the best technology and training tools available we will further enhance our core performance metrics and our overall success.

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Focus on Restaurant-Level Service. In addition to product quality, our customers are focused on speed of service and quality of the restaurant experience for dine-in and carry-out traffic. We ensure that all of our employees, from our in-store customer service representatives to our call center representatives, are well-trained and committed to creating an excellent customer experience. The focus on excellence in order fulfillment extends to our online platform which provides a means to receive and process customer orders quickly, efficiently and at a low cost.

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Continual Training of our Employees. Our employees are offered access to PHI developed training programs, which we believe are among the best in our industry. The involvement of our management team in PHI’s People Capability and Training Committee also ensures we play a key role in creating a valuable and robust training environment for our employees.

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Reduce Turnover Among all Restaurant Employees. We continually strive to minimize turnover among our employees at all levels and believe that both our focus on continual training and the positive work environment that we have fostered have contributed to our success in this effort. In addition, our efforts to promote from within and provide employees with an identifiable and long term career path also contribute to both higher average tenure and cohesiveness of our team.

•	Proprietary Systems. We currently use proprietary information systems in all of our restaurants. These systems tie our POS cash register system to our kitchen, the servers and our back office systems, ensuring effective communication as well as seamless integration across back office functions. These systems allow employees down to the store level to have access to real time information to make informed decisions to improve the operations of our business. In addition, members of our management team play key roles on the Pizza Hut Finance and Technology Committee that oversees system technology requirements up to and including web and mobile interfaces, ensuring our ability to implement the latest system-wide technology.

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Focus on Cost Controls. NPC focuses on cost controls at every level of the organization. Our management team leverages our proprietary systems and innovative metrics to strive to achieve best-in-class margins while maximizing the consumer experience.

Significant Operational Initiatives and Migratory Trends Are Expected to Create Cost Savings. We believe there are significant margin improvement opportunities within our business and the Pizza Hut system beyond the pricing benefit that would be expected during a sustained economic recovery. These savings are expected to be derived largely from three areas:

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Sourcing and Procurement: PHI and its franchisees have co-sponsored an initiative led by a third-party consulting group to identify opportunities to implement cost savings initiatives throughout the system’s supply chain. These initiatives are expected to favorably impact most of NPC’s ingredient lines without negatively impacting the quality or quantity of ingredients. These initiatives are currently in various stages with many either already implemented or launch-ready. As of December 27, 2011, the initial stages of this initiative have secured more than $5 million in annualized savings primarily through changes in packaging. Total program savings from this initiative are expected to be realized over the next 18 to 24 months.

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Labor Initiatives: NPC has implemented certain labor optimization strategies and a change in pay practices for certain team members, which we expect will benefit our margins. Total cumulative savings for these initiatives are expected to increase over the next 18 to 24 months due to the normal course attrition of certain employees. Total cost of labor savings from these initiatives were approximately $6 million in fiscal 2011.

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Migratory Ordering Trends: Customer orders are taken and processed via three different methods: in-store, through call centers and online. Online ordering is rapidly growing and comprised 17% of delivery and carry-out orders for the year ended December 27, 2011. The trend of increasing the percentage of orders processed via the online method offers an attractive margin improvement opportunity as the cost for online processing is substantially lower than processing in-store and via call centers. PHI has recently made improvements to its online customer interface that have significantly increased our online ordering volume. In addition, over the past two years, we have experienced a change in mix from delivery to carry-out as customers seek to avoid delivery charges and driver tips. Historically, carry-out has been a higher margin business for NPC since we do not incur expenses for driver or server wages or transportation reimbursement for these orders.

Growth Platform: As a result of our size, diverse geographic presence and established infrastructure, NPC is well positioned to grow organically and through acquisitions.

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Organic Unit Development. NPC plans to execute a new unit expansion initiative utilizing a low-cost-of-entry design into previously untapped markets. PHI has developed and tested a new smaller footprint, lower-cost version of the Delco asset. Called the “Delco-Lite”, this asset is approximately 1,000 square feet of in-line space. The Delco-Lites rolled out in the PHI system have had promising early results, including a heavy mix of higher margin carry-out orders compared to the traditional Delco format. NPC opened an aggregate of 16 Delco-Lite units in 2011.

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Opportunistic Acquisition of Units through Credit Accretive Transactions. As a result of our status as a best-in-system operator, we have been a preferred consolidator of underperforming units, refranchised units and units owned by aging franchisees. We have acquired 544 units in nine transactions since 2006

(including the acquisition of 36 units on February 20, 2012). In addition to being credit accretive, these transactions have served to accelerate our migration to the more efficient Delco asset type due to the heavy concentration of such assets in the acquired market. We expect to maintain an opportunistic posture regarding acquisitions in future years as well.

Our Products

Pizza Hut restaurants generally provide full table service, carry-out and delivery and a menu featuring pizza, pasta, buffalo wings, salads, soft drinks and, in some restaurants, sandwiches and beer. Pizza sales account for approximately 78% of our net product sales. Sales of alcoholic beverages are less than 1% of our net product sales.

Most dough products are made fresh daily and we use only 100% Real cheese products. All product ingredients are of a high quality and are prepared in accordance with proprietary formulas established by PHI. We offer a variety of pizzas in multiple sizes with a variety of crust styles and different toppings. With the exception of food served at the luncheon buffet, food products are prepared at the time of order.

The WingStreet™ menu includes bone-in and bone-out fried chicken wings which are tossed in one of eight sauces and are available for dine-in, carry-out and delivery, and is already the largest dedicated wing brand in the U.S., based on number of units. Approximately 46% of our units operated with the WingStreet™ format at December 27, 2011.

New product innovations are vital to the continued success of any restaurant system and PHI maintains a research and development department which develops new products and recipes, tests new procedures and equipment and approves suppliers for Pizza Hut products. All new products are developed by PHI and franchisees are prohibited from offering any other products in their restaurants unless approved by PHI.

Franchise Agreements

On January 1, 2003, we began operating under new franchise agreements with PHI, pursuant to two types of agreements: territory franchise agreements (“TFA’s”) and location franchise agreements (“LFA’s”). TFA’s govern the franchise relationship between PHI and us with respect to a specific geographical territory, while LFA’s govern the franchise relationship between PHI and us with respect to specified restaurants.

We operate approximately 52% of our units under TFA’s, with the remaining units operating under LFA’s.

Territory franchise agreements. Our TFA’s provide us with the exclusive right to develop and operate Pizza Hut restaurants and delivery units within a defined geographic territory, such as a county. We also have the right to develop additional Pizza Hut restaurants and delivery units within our franchise territory. If we fail to develop a franchise territory or provide adequate delivery service as required under our franchise agreements, PHI would have the right to operate or franchise Pizza Hut restaurants in that area. As of December 27, 2011, we had no commitments for future development under any TFA. Pursuant to our TFA’s, we were required to pay a royalty rate of 4.0% of sales, as defined in the franchise agreements. The royalty rate for delivery units increased to 4.5% as of January 1, 2010 and will increase to 4.75% as of January 1, 2020 and to 5.0% as of January 1, 2030.

Location franchise agreements. Our LFA’s provide us with the right to operate a Pizza Hut restaurant at a specific location. For dine-in restaurants, PHI may not develop or franchise a new dine-in restaurant in a geographical circle centered on the restaurant containing 15,000 households and with a radius of at least one mile and no more than ten miles. For Delcos, as long as we provide adequate delivery service to our delivery area, PHI may not provide or license delivery service to any point within the delivery area. If PHI identifies an opportunity to open a new restaurant, within a Site Specific Market (no Territorial franchisees and no PHI-owned units), and we operate the closest Pizza Hut restaurant, PHI must first offer the new opening opportunity to us. Under our

2003 LFA, we are required to pay a royalty rate of 6.5% of sales, as defined in the franchise agreements. Completion of a remodel of a dine-in restaurant results in a 1.5% royalty rate reduction. Rebuilds and relocations qualify for a 2.5% reduction of the royalty rate at that location.

Other terms of franchise agreements. The TFA’s are effective until December 31, 2032 and contain perpetual 20-year renewal terms subject to certain criteria. The LFA’s are also effective until December 31, 2032 at which time we may renew them at our option for a 20-year term. Pursuant to our franchise agreements, PHI must approve our opening of any new restaurant and the closing of any of our existing restaurants. In addition, the franchise agreements limit our ability to raise equity capital and require approval to effect a change of control. PHI has a right of first refusal to acquire existing Pizza Hut restaurants which we may seek to acquire. The franchise agreements also govern the operation of their respective franchises with respect to issues such as restaurant upkeep, advertising, purchase of equipment, the use of Pizza Hut trademarks and trade secrets, training and assistance, advertising, the purchase of supplies, books and records and employee relations. If we fail to comply with PHI’s standards of operations, PHI has various rights, including the right to terminate the applicable franchise agreement, redefine the franchise territory or terminate our right to establish additional restaurants in a territory. The franchise agreements may also be terminated upon the occurrence of certain events, such as the insolvency or bankruptcy of the company. At no time during our history has PHI sought to terminate any of our franchise agreements, redefine our territories or otherwise limit our franchise rights.

Franchise agreement asset upgrade requirements. The 2003 LFA’s and TFA’s require us to perform facility upgrades to dine-in restaurants constructed before 1998; however, there is no specific provision under the franchise agreements related to required asset activity with respect to our Delco’s. All rebuild, remodel and relocation activities must be completed by December 31, 2015. Estimated costs to complete the asset upgrade requirements for all franchise agreements are included in Note 12 of the Notes to Consolidated Financial Statements – Commitments and Contingencies and the Off Balance Sheet Arrangements and Contractual Obligations table included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The 2006 LFA that we executed in conjunction with our acquisition in October 2006 of 39 units from PHI in and around Nashville, Tennessee requires us to bring all assets, including Delco’s in that market, in compliance with PHI’s minimum asset standards. We have one remaining dine-in asset that is required to have a major asset action (defined as a rebuild, relocate, or remodel) completed by October 2018. We were in full compliance with the upgrade requirements defined in the agreement as of December 27, 2011.

Between December 2008 and February 2009, the company acquired 294 units under the 2008 LFA which was amended effective with the acquisition of the units primarily as follows:

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Kansas City. This agreement for 51 units was amended to be substantially similar (including royalty rates) to the 2003 TFA. This agreement expires December 31, 2032 and contains perpetual 20-year renewal terms subject to certain criteria. This agreement, as amended, does not require any future development activity but does require that we complete five major asset actions by December 2019 on certain qualifying dine-in assets in the market.

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Florida, Georgia, Iowa, and St. Louis. These agreements were amended to be substantially similar to the 2006 LFA executed in the Nashville acquisition for the 138 units acquired in Florida, Georgia, and Iowa as a part of the December 9, 2008 acquisition and for the 50 units acquired in St. Louis as a part of the February 17, 2009 acquisition. These agreements expire December 31, 2032 and contain a 20-year renewal term subject to certain criteria with no opportunity for royalty reduction for major asset actions, except for four assets paying royalties of 6.5% that can realize a royalty reduction of 2.5% for a rebuild or relocation or 1.5% for a major remodel if completed by January 1, 2016. These agreements, as amended, do not require any future development activity but do require that we complete 13 major asset actions by December 2019 and 10 by February 2020, on certain qualifying dine-in assets in the market.

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Denver. Two agreements for 55 units were executed as part of the January 20, 2009 acquisition, which expire December 31, 2032 and contain perpetual 20-year renewal terms subject to certain criteria. For 25 units in the market, an agreement was amended to be substantially similar to the 2006 location franchise agreement executed in the Nashville acquisition. We are required to pay a royalty rate of 6.0% of sales for all asset types during the original term of the agreement with no opportunity for royalty reduction for major asset actions. The agreement for the remaining 30 units was amended to be substantially similar to the 2003 TFA, paying a royalty rate between 4.0%-4.6% of sales for all asset types. This agreement, as amended, does not require any future development activity but does require that we complete three major asset actions by January 2020 on certain qualifying dine-in assets in the market.

WingStreet™ agreement. Effective December 25, 2007, the company entered into a new agreement (the “WingStreet™ agreement”) with PHI that terminated its prior WingStreet™ franchise agreement addendum, which the company had operated under since December 16, 2005. This agreement identifies the WingStreet™ concept as a Pizza Hut product line or menu extension that is to be incorporated under the company’s existing franchise agreements with PHI. The royalty rate paid on WingStreet™ sales is the same as Pizza Hut product sales. The WingStreet™ agreement provides that the maximum royalty fee to be charged to a unit that incorporates the WingStreet™ product line should not exceed 6.25% of sales, as defined in the franchise agreements. This rate was a reduction from the exiting royalty rate of 6.5% that was being paid on certain units operating under our location franchise agreements.

Our blended average royalty rate as a percentage of total net sales was 4.8% for fiscal 2011, 4.9% for fiscal 2010 and 4.8% for fiscal 2009.

Promotion and Advertising

We spend on average 6% of net product sales on local and national advertising activities. We are required under our franchise agreements to be a member of the International Pizza Hut Franchise Holder’s Association (“IPHFHA”), an independent association of substantially all Pizza Hut franchisees. IPHFHA requires its members to pay dues, which are spent primarily for national advertising and promotion. Dues are 2.5% of gross sales, as defined in the franchise agreement. AdCom, a joint advertising committee, consisting of representatives from PHI and IPHFHA, directs the national advertising campaign. PHI is not a member of IPHFHA, but has agreed to make contributions with respect to those restaurants it owns on a per-restaurant basis to AdCom at the same rate as its franchisees.

In addition, each Pizza Hut restaurant is required pursuant to franchise agreements to contribute dues of 1.75% of gross sales, as defined in the franchise agreement, to advertising cooperatives (“co-op’s”). The advertising co-op’s control the advertising within designated market areas (“DMA’s”). As the major operator in most of the DMA’s in which we operate, 81% of our units are in marketing areas in which we control the majority of the advertising co-op’s in which we participate. The advertising co-op’s are required to use their funds to purchase broadcast media advertising within the designated marketing areas. All advertisements must be approved by PHI.

For 2008 through 2011, the advertising co-op’s agreed to transfer amounts equal to 0.75% of member gross sales from local advertising to the AdCom for its national advertising campaign, bringing the total national advertising budget to 3.25%.

Effective 2012 and continuing through 2014, the advertising co-op’s agreed to transfer amounts equal to 1.50% of member gross sales from local advertising to the Adcom for its national advertising campaign, bringing the total national advertising budget to 4.00%. Also during this term, each advertising co-op has the option to rebate the remaining contribution of 0.25% of gross sales back to co-op members if not used to fund local media initiatives.

The remainder of our total advertising expenditures was utilized within our discretion for local print marketing, including coupon distribution as well as telephone directory advertising, point of purchase materials, local store marketing and sponsorships.

Supplies and Distribution

We purchase substantially all equipment, supplies and food products required in the operation of our restaurants from suppliers who have been quality assurance approved and audited by PHI. Purchasing is substantially provided by the Unified Foodservice Purchasing Co-op LLC (“UFPC”), a cooperative set up to act as a central procurement service for the operators of Yum! franchises.

Under our direction, our distributor will purchase all products under terms negotiated by the UFPC or another cooperative designated by us. If the product is not available through a UFPC agreement, then our distributor may purchase from another Yum! approved source. Our restaurants take delivery of food supplies one to two times a week.

Information Technology

Our restaurants have a point-of-sale, or “POS,” cash register system. The POS system provides effective communication between the kitchen and the server, allowing employees to serve customers in a quick and consistent manner while maintaining a high level of control. It includes a back office system that provides support for inventory, payroll, accounts payable, cash management, and management reporting functions. The system also helps dispatch and monitor delivery activities in the store. The POS system is fully integrated with order entry systems in our call centers, as well as Pizza Hut’s online ordering site – www.pizzahut.com. In over 700 of our units, the POS system includes a kitchen management system, which automatically displays recipes, preparation and cooking instructions for all food items. We plan to add the kitchen management system to approximately 300 qualifying units by 2014.

Product sales and most expenses are captured through the back office system and transferred directly to our general ledger system for accurate and timely reporting. Management and support personnel have access to on-line reporting systems which provide extensive time critical management data. All corporate computer systems, including laptops, restaurant computers, call centers, and administrative support systems are connected using a wide-area network. This network supports an internal web site, or “Portal”, for daily administrative functions, allowing us to eliminate paperwork from many functions and accelerate response time.

We are in the process of acquiring and implementing a new ERP system for fiscal 2012.

Competition

The restaurant business is highly competitive with respect to price, service, location, convenience, food quality and presentation, and is affected by changes in local and national economic conditions, taste and eating habits of the public and population and traffic patterns. We compete with a variety of restaurants offering moderately priced food to the public, including other large, national QSRs. Within the QSR pizza segment, we compete directly with Domino’s Pizza, Papa John’s, Little Caesars, Cici’s and numerous locally owned restaurants which offer similar pizza, pasta and sandwich products. We do not compete with other operators in the Pizza Hut system. More broadly, we also compete in the food purchase industry against supermarkets and others such as Papa Murphy’s who offer “take and bake” pizza products. Consumers have become more value conscious and have reduced discretionary spending in response to high levels of unemployment and other factors. As a result, the frozen pizza and take and bake alternatives are an increasingly intrusive competitive threat in the pizza segment. We believe that other companies can easily enter our market segment, which could result in the market becoming saturated, thereby adversely affecting our revenues and profits. There is also active competition for competent employees and for the type of real estate sites suitable for our restaurants.

Intellectual Property

The trade name “Pizza Hut®,” and all other trademarks, service marks, symbols, slogans, emblems, logos and design used in the Pizza Hut system are owned by PHI. The “WingStreet™” name is a trademark of WingStreet, LLC. All of the foregoing are of material importance to our business and are licensed to us under our franchise agreements for use with respect to the operation and promotion of our restaurants.

Government Regulation

We are subject to various federal, state and local laws affecting our business. Each of our restaurants must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the restaurant is located. To date, we have not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

A small portion of our net product sales are attributable to the sale of beer. A license is required for each site that sells alcoholic beverages (in most cases, with renewal on an annual basis) and licenses may be revoked or suspended for cause at any time.

Regulations governing the sale of alcoholic beverages relate to many aspects of restaurant operations, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages.

We are subject to federal and state laws governing such matters as employment and pay practices, overtime, tip credits and working conditions. The bulk of our employees are paid on an hourly basis at rates related to the federal and state minimum wages. We are also subject to federal and state child labor laws, which, among other things, prohibit the use of certain hazardous equipment by employees 18 years of age or younger. We have not, to date, been materially adversely affected by such laws.

We are also subject to the Americans with Disabilities Act of 1990, or “ADA.” The ADA is a federal law which prohibits discrimination against people with disabilities in employment, transportation, public accommodation, communications and activities of government. In part, the ADA requires that public accommodations, or entities licensed to do business with the public, such as restaurants, are accessible to those with disabilities.

Locations

The following table sets forth certain information regarding restaurants operated by the company as of December 27, 2011.

Units in Operation Dec. 27, 2011
Alabama	102
Arkansas	62
Colorado	54
Delaware	10
Florida	132
Georgia	83
Idaho	33
Illinois	52
Indiana	4
Iowa	59
Kansas	32
Kentucky	23
Louisiana	15
Maryland	2
Minnesota	5
Mississippi	70
Missouri	81
North Carolina	43
North Dakota	14
Oklahoma	24
Oregon	26
South Carolina	5
South Dakota	21
Tennessee	91
Texas	16
Virginia	87
Washington	4
West Virginia	1

1,151

As of December 27, 2011, we leased approximately 98% of our restaurant properties, as indicated below. The majority of our existing lease terms end within the next two to six years. We have the ability to exercise lease extension options, which exist in a majority of our leases, for a period of generally one to five years. All leased properties are owned by unaffiliated entities. Our 2011 base rent for continuing operations was approximately $50.0 million and contingent rents were approximately $1.2 million.

Restaurants in Operation as of December 27, 2011
	Own	Lease	Total
Red Roof	13	164	177
RBD	5	522	527
Delco and other	—	447	447

	18	1,133	1,151

The company operated 1,151 restaurants as of December 27, 2011, located in buildings either leased or owned by us. The distinctive Pizza Hut red roof is the identifying feature of Pizza Hut restaurants throughout the world. Pizza Hut restaurants historically have been built according to identification specifications established by PHI relating to exterior style and interior décor. Variations from such specifications are permitted only upon request and if required by local regulations or to take advantage of specific opportunities in a market area. Property sites range from 10,000 to 80,000 square feet. Typically, Red Roof and RBD units range from 1,800 to 5,000 square feet, including a kitchen area, and have seating capacity for 70 to 125 persons. Delco units range from 1,000 to 3,000 square feet.

We own our restaurant service center office in Pittsburg, Kansas, containing approximately 46,000 square feet of commercial office space. We also own our 12,000 square foot principal executive office building in Overland Park, Kansas. We currently lease from third parties office space for eleven of our regional offices (which includes shared space with one territory office), one territory office, one training office and four call centers.

Legal Proceedings

NPC is a defendant in a lawsuit entitled Jeffrey Wass and Mark Smith, et al. v. NPC International, Inc., Case No. 2:09-CV-2254-JWL-KGS, in the United States District Court for the District of Kansas. The lawsuit alleges a collective action under the Fair Labor Standards Act on behalf of plaintiffs and similarly situated workers employed by NPC in 28 states, and a class action under Rule 23 of the Federal Rules of Civil Procedure on behalf of Plaintiff Smith and similarly situated workers employed in states in which the state minimum wage is higher than the federal minimum wage. The lawsuit alleges among other things that NPC deprived plaintiffs and other NPC delivery drivers of minimum wages by providing insufficient reimbursements for automobile and other job-related expenses incurred for the purposes of delivering NPC’s pizza and other food items.

On March 7, 2012, the parties orally agreed to settle the lawsuit on terms that are not material to the company. The settlement is subject to execution of mutually agreeable written terms and releases, and, preliminary and final approval by the district court. Although the full amount of the settlement to be paid under the settlement agreement was recorded as an expense and accrued as a liability on the company’s consolidated financial statements as of and for the fiscal year ended December 27, 2011, approximately 55% of the settlement will be paid from an indemnification escrow account in which a portion of the purchase price paid by Olympus in the Acquisition was deposited. The expense associated with the settlement is excluded for purposes of determining the company’s compliance with financial ratios in the credit agreement governing the Senior Secured Credit Facilities and from certain covenants in the indenture governing the notes relating to incurrence of additional indebtedness.

Seasonality

Our business is seasonal in nature with net product sales typically being higher in the first half of the fiscal year. As a result of these seasonal fluctuations, our operating results may vary substantially between fiscal quarters. Further, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Working Capital Practices

Our working capital was a deficit of $2.9 million as of December 27, 2011, including the benefit of $78.4 million in cash. Like many other restaurant companies, we are able to operate and generally do operate with a working capital deficit because (i) restaurant revenues are received primarily in cash or by credit card with a low level of accounts receivable; (ii) rapid turnover results in a limited investment in inventories; and (iii) cash from sales is usually received before related liabilities for food, supplies and payroll become due. Because we are able to operate with a working capital deficit, we have historically utilized excess cash flow from operations and our revolving line of credit for debt reduction, capital expenditures and acquisitions, and to provide liquidity for our working capital needs. Although not required, we currently pay the next day for certain of our supply purchases in order to take advantage of a prompt-payment discount from our distributor. If we were to utilize the 30 day term of trade credit for this distributor, it would increase our cash position by approximately $20.0 million; however this would not impact our working capital.

Employees

As of December 27, 2011, we had approximately 27,000 employees, of which approximately 95% were employed on an hourly basis. We are not a party to any collective bargaining agreements and believe our employee relations are satisfactory.

Community activities

NPC Disaster Relief Fund

The NPC Disaster Relief fund was established in 2005 following Hurricane Katrina. Contributions from the company, NPC employees, and other business partners have allowed NPC to provide financial support to our employees affected by significant disasters. Over $208,000 has been distributed since 2005. In addition, NPC has made contributions from the fund to support relief efforts around the world including the victims of the tsunami in Japan and the earth quake in Haiti.

World Hunger Relief

During 2011, the NPC system directly contributed as well as helped raise over $741,000 in support of World Hunger through the Friends of the World Food Program. World Hunger Relief is the preferred charity for the YUM! system, and it represents the world’s largest private sector hunger relief initiative. The World Food Program supports international food programs and addresses hunger through awareness, volunteerism and fundraising. The money we contributed and raised provided nearly three million meals in the most impoverished parts of the world.

Additionally, we contributed or helped raise an additional $95,000 in support of various regional charities.

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of March 1, 2012.

Name	Age	Position
Paul A. Rubin	49	Director
Robert Morris	57	Director
Louis J. Mischianti	52	Director
Evan Eason	37	Director
Charles W. Peffer	64	Director
James K. Schwartz	50	Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer
Troy D. Cook	49	Executive Vice President—Finance and Chief Financial Officer
D. Blayne Vaughn	55	Senior Vice President—Head of Operations
Linda L. Sheedy	43	Senior Vice President of Marketing
Lavonne K. Walbert	48	Senior Vice President of People Leadership
Michael J. Woods	50	Vice President of Information Technology
Kirby W. Mynier	54	Territory Vice President—East
Tracy A. Armentrout	51	Territory Vice President—West
Thomas D. White	52	Territory Vice President—South

Paul A. Rubin became a director upon the closing of the Acquisition. Mr. Rubin has been with Olympus since 1995 and became a Partner in 1996. Prior to joining Olympus, Mr. Rubin served as a Vice President of Summit Partners from 1990 to 1995 where he was responsible for buyouts and growth company investments. Mr. Rubin received a B.S. from Tufts University and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Rubin’s qualification to serve on the Board is based on his knowledge of the company and its business and industry, his expertise and experience in finance, capital markets and acquisitions and his designation to serve as a representative of Olympus.

Robert Morris became a director upon the closing of the Acquisition. Mr. Morris founded Olympus in 1988 and serves as its Managing Partner. From 1978 to 1988, Mr. Morris held a variety of management positions in various manufacturing and financial services businesses at General Electric Corporation, the last of which was Senior Vice President of General Electric Investment Corporation, where he managed General Electric Pension Trust’s $1.6 billion private equity portfolio. Mr. Morris is a Trustee of Hamilton College and serves on the Board of Directors of Hamilton College Endowment Fund, is Chairman of the Board of The Waterside School, and heads The Polio Foundation’s research efforts in regeneration medicine. Mr. Morris received an A.B. from Hamilton College and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. Mr. Morris’s qualification to serve on the Board is based on his knowledge of the company and its business and industry, his expertise and experience in finance, capital markets and acquisitions and his designation to serve as a representative of Olympus.

Louis Mischianti became a director on January 18, 2012. Mr. Mischianti joined Olympus as a Partner in 1994. Mr. Mischianti serves as a director of several Olympus portfolio companies. Mr. Mischianti received an A.B. from Yale University. Mr. Mischianti’s qualification to serve on the Board is based on his knowledge of the company and its business and industry, his expertise and experience in finance, capital markets and acquisitions and his designation to serve as a representative of Olympus.

Evan Eason became a director upon the closing of the Acquisition. Mr. Eason has been with Olympus since 2006 where he is a Partner. Prior thereto, Mr. Eason served as a Vice President at American Capital where he focused on leveraged buyouts and financings of middle market companies. Prior thereto, Mr. Eason worked as an Associate at FdG Associates, a middle market private equity firm, and as an investment banker and equity research analyst at Montgomery Securities. Mr. Eason received an A.B. from Harvard University and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Eason’s qualification to serve on the Board is based on his knowledge of the company and its business and industry, his expertise and experience in finance, capital markets and acquisitions and his designation to serve as a representative of Olympus.

Charles W. Peffer became a director on January 18, 2012. Mr. Peffer initially became a director upon closing of the 2006 Transaction but resigned from our Board upon the closing of the Acquisition. Mr. Peffer was a partner in KPMG LLP from 1979 until his retirement in 2002. During that period, Mr. Peffer was the audit partner for many public and private companies and served as Managing Partner of KPMG LLP’s Kansas City office from 1993 to 2000. Mr. Peffer has been a Certified Public Accountant and member of the American Institute of Certified Public Accountants and Kansas and Missouri Societies of CPAs. Mr. Peffer is a director of the Commerce Funds, a family of six funds with approximately $1.5 billion in assets, Garmin Ltd, a NASDAQ 100 company in the technology and consumer electronics industries, and Sensata Technologies Holding N.V., a global industrial technology company specializing in sensors and controls. Mr. Peffer earned a B.S. in Business Administration from the University of Kansas and an M.B.A. from Northwestern University. Mr. Peffer’s qualification to serve on the Board is based on his expertise and experience in financial and accounting matters, his knowledge of the company’s business and its industry gained while previously serving as lead outside auditor for the company and while subsequently serving as a director of the company, the fact that he qualifies as an independent director under the standards of the NASDAQ Global Market, and that he possesses the qualifications and experience needed to constitute an Audit Committee Financial Expert.

James K. Schwartz joined us in 1991 as Vice President of Accounting and Administration. He was promoted to Vice President Finance, Treasurer and Chief Financial Officer in 1993. In 1995, he was promoted to President and Chief Operating Officer and then to Chief Executive Officer in 2004. Upon the 2006 Transaction, he was given the additional responsibility of Chairman of the Board of Directors. Mr. Schwartz is a Director of the Unified Foodservice Purchasing Co-op Board and served as its Chairman since 2004. He is actively involved in the Pizza Hut system and is serving on the Pizza Hut Advertising Committee and was Chairman of the Franchisee Board in 2009. In 2004, Mr. Schwartz was inducted into the Pizza Hut Franchisee Hall of Fame. Mr. Schwartz is a certified public accountant and earned a B.S. in Accounting and Business Administration from the University of Kansas in 1984. Mr. Schwartz’s qualification to serve on the Board is based on his extensive knowledge of the company’s business and its industry, his management and financial experience and his proven track record of effective leadership of the company’s business.

Troy D. Cook joined us in 1995 as Vice President Finance and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in 2007. Mr. Cook is a member of the UFPC cheese task force. Mr. Cook is a certified public accountant and earned his B.S. in Accounting and Business Administration from the University of Kansas in 1985.

D. Blayne Vaughn joined us in 1985 as an Area General Manager. He was promoted to Regional Manager in 1990 and then Regional Vice President in 1993. In 1997 he was promoted to Vice President of Pizza Hut operations for the Western Division and in 2003, Mr. Vaughn became Vice President Operations for the Northern Territory. In 2007, he was promoted to Senior Vice President of Operations of the Northern Territory and to his current position of Senior Vice President Head of Operations in 2008. Mr. Vaughn serves on the PHI System Restaurant Readiness Team (SRRT) Committee. Mr. Vaughn has over thirty-six years of experience in the food service industry.

Linda L. Sheedy joined us in 1998 as Vice President Marketing and was promoted to Senior Vice President of Marking in 2011. Mrs. Sheedy serves on various Pizza Hut committees including the Beverage Committee and Marketing Advisory Council. Mrs. Sheedy has twenty years of marketing experience, with eighteen of those years in the food service industry. Mrs. Sheedy earned a Bachelor of Journalism degree from the University of Missouri in 1990.

Lavonne K. Walbert joined us in 1999 as Vice President Human Resources and was promoted to Senior Vice President of People Leadership in 2011. Ms. Walbert serves on various PHI system committees. She is Chairman of the People Capability and Training Committee and is a member of the Government and Political Affairs Committee. Ms. Walbert has twenty-four years of human resources experience in the sales and services industry. Ms. Walbert earned her B.S. in Human Resources Management from the University of Kansas in 1986 and an M.B.A. from Rockhurst in 1999. Ms. Walbert is also affiliated with the National Society of Human Resource Management.

Michael J. Woods joined us in 2003 as Chief Information Officer (CIO). Mr. Woods holds an Associate of Arts Degree from the University of Maryland and served in the United States Army from 1981 through 1985.

Kirby W. Mynier joined NPC in 2002 as a Region Manager and then to his current position as Vice President for the Eastern Territory in 2008. Mr. Mynier has thirty-four years of experience in the food service industry. Mr. Mynier has a B.S. from Conrad Hilton School of Hotel/Restaurant Management, University of Houston and an M.B.A. in Accounting and Finance from the University of Texas.

Tracy A. Armentrout joined us in 2000 as an Area General Manager as a result of an acquisition of units from PHI. He was promoted to Regional Manager in 2004 and then to his current position as Vice President for the Western Territory in 2008. Mr. Armentrout serves on the PHI CHAMPS advisory board. He has over thirty years of experience in the food service industry. Mr. Armentrout earned his B.S. in Criminal Justice and Law Enforcement from Northeast Missouri State in 1983.

Thomas D. White joined us in 2008 as Vice President-Southern Territory. Prior to joining us, he was Regional Vice President of Jack in the Box from 1997 to 2008 with accountability for 179 units where he developed numerous operations improvements in retention and training. Mr. White has over twenty-five years in the food service and retail industry and earned a B.S. in Business Administration from the University of Rhode Island in 1981.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background of Compensation Program

On May 3, 2006, our former stockholders completed the sale of all our outstanding shares of capital stock to Parent, a company then controlled by BAML Capital Partners, or “BAML,” (formerly Merrill Lynch Global Private Equity) and its affiliates. We refer to the acquisition of all of our capital stock by Parent, a company then controlled by BAML Capital Partners, and the related financing as the “2006 Transaction.”

On November 6, 2011, Purchaser, an entity formed by Olympus, entered into a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which Purchaser acquired all of the outstanding membership interests of Parent, which owns all of the outstanding capital stock of NPC (the “Acquisition”). The closing of the Acquisition occurred on December 28, 2011.

The term “Named Executive Officer” used in this discussion refers to James Schwartz, our principal executive officer, Troy Cook, our principal financial officer, and our three other most highly compensated executive officers during fiscal 2011. These other Named Executive Officers include Blayne Vaughn, Senior Vice President – Head of Operations, Lavonne K. Walbert, Senior Vice President – People Leadership and Linda Sheedy, Senior Vice President—Marketing.

The following discussion of our compensation philosophy and policies reflects the views of our Compensation Committee as composed prior to the closing of the Transactions, which was then made up of three independent directors (as defined under NASDAQ Stock Market Rules). Under its Charter, the Compensation Committee determines the amount and elements of compensation of our Chief Executive Officer, subject to ratification by the Board of Directors, and recommends to the Board of Directors, the amount and elements of compensation of our other executive officers.

The definitive stock purchase agreement, or the “2006 Purchase Agreement,” between our former stockholders and Parent, dated May 3, 2006, included a condition to the 2006 Transaction that we enter into employment agreements with each of Mr. Schwartz, our President, Chief Executive Officer and Chief Operating Officer, and Mr. Cook, our Executive Vice President – Finance and Chief Financial Officer. The terms of these employment agreements were negotiated at arm’s length, following the negotiation of the terms of the 2006 Purchase Agreement but before the closing of the 2006 Transaction, by Mr. Schwartz and Mr. Cook and their counsel, on the one hand, and Parent and its counsel, on the other hand. These employment agreements were amended on December 29, 2008, effective for fiscal 2009 (collectively, the “2009 Employment Agreements”), and were subsequently amended on February 16, 2011, effective for fiscal 2011 (collectively, the “Amended and Restated Agreements”). The Amended and Restated Agreements include a term of three years from the effective date of the Amended and Restated Agreement with successive two year renewal periods. Based on the terms of the Amended and Restated Agreements, the Compensation Committee has discretion to vary the amount and elements of compensation received by Mr. Schwartz and Mr. Cook only to the extent of increasing the minimum levels of such compensation beyond those specified in their respective employment agreements, which are described below.

In conjunction with the Acquisition, the Amended and Restated Agreements with Mr. Schwartz and Mr. Cook were subsequently amended on November 4, 2011, effective for fiscal 2012 and conditional upon the closing of the Acquisition (collectively, the “2012 Amended and Restated Agreements”). The 2012 Amended and Restated Agreements include a term of three years from the effective date of the 2012 Amended and Restated Agreement with successive two year renewal periods. The terms of the 2012 Amended and Restated Agreements are substantially similar to the Amended and Restated Agreements, except where noted.

Compensation Philosophy and Objectives

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific short-term and long-term goals by the company, and which aligns executives’ interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Compensation Committee evaluates both performance and compensation, as well as the amount and structure of the compensation elements constituting our compensation program, in order to ensure that the company maximizes financial performance within an appropriate risk tolerance, maintains its ability to attract, motivate and retain highly qualified and highly performing employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Compensation Committee believes that the compensation packages provided by the company to its executives, including the Named Executive Officers, should include both cash and stock-based compensation that reward performance. Such performance is measured against established goals, except in those rare instances where the Compensation Committee, in its business judgment, determines that a discretionary retrospective view of performance is warranted.

In order to ensure that the compensation program is structured to remain competitive, the Compensation Committee reviews and takes into account competitive compensation data gathered by the Senior Vice President – People Leadership regarding the elements of compensation and the amount of each element paid by comparable competitors for executives in positions that are similar to our executive officer positions. For fiscal 2011, the Compensation Committee engaged the Hay Group, an independent consulting firm to conduct a competitive market analysis for the top six executive positions at the company. The Hay Group analysis focused on the elements of total direct compensation (i.e., base salary, bonus and long-term incentives) and did not include health and welfare benefits or deferred compensation/retirement benefits (e.g., POWR Plan/Deferred Compensation Plan) offered to the company’s executives.

Individual executive officer compensation levels and incentives were compared to a peer group of restaurant and retail companies. In setting compensation levels and changes in the company’s incentive compensation programs for 2011, the Hay Group’s evaluation included the following “Peer Companies:” Bob Evans Farms, Boddie-Noell Enterprises, Boston Market, Buffalo Wild Wings, Buffets, Carrols Restaurant Group, Cato Corporation, CEC Entertainment, Checkers Drive-In Restaurants, Chipotle Mexican Grill, Einstein Noah Restaurant Group, Hibbett Sports, Hot Topic, Little Caesar, O’Charley’s, Panda Restaurant Group, Red Robin, Ruby Tuesday, Tuesday Morning, Whataburger, and White Castle System.

In connection with awarding any element of the compensation program, the Compensation Committee reviews comprehensive tally sheets for each of the executive officers, which provide the amount of compensation to be received with respect to each element of compensation during the relevant time period. The Compensation Committee considers the competitiveness of each element of the compensation package, as well as the competitiveness of total cash compensation comparisons and total compensation comparisons. However, for competitive and retention reasons, the Compensation Committee believes it is desirable to retain flexibility and nimbleness and has therefore not adopted any policies regarding allocating between long-term and currently-paid-out compensation, or between cash and non-cash forms of compensation. The Compensation Committee reviews the alignment between executive compensation and performance on an annual basis and designs the compensation elements to ensure a balance of both short-term and long-term interests.

2011 Elements of Compensation

The principal components of compensation for the Named Executive Officers for the 2011 fiscal year are described below.

Annual Base Salary

Executive officers are paid a base salary as compensation for performance of their primary duties and responsibilities. The annual base salaries for Mr. Schwartz and Mr. Cook were initially set by the Amended and Restated Agreements. The annual base salary of the Senior Vice President – Head of Operations, Senior Vice President – People Leadership and Senior Vice President – Marketing is recommended by the Chief Executive Officer to the Compensation Committee. Recommendations for salary include consideration of the following:

•	the level of salary needed to remain competitive with executives with similar positions by restaurant and retail companies with comparable dollar volume and numbers of units;

•	the nature and responsibility of the position;

•	the achievement of objective performance criteria specific to each position; and

•	subjective leadership criteria.

Bonus and Performance-Based Cash Incentive Compensation

Annual cash incentive compensation is designed to motivate and reward executive officers for their contributions. This objective is accomplished by making a large portion of cash compensation dependent upon our financial performance and additional specific performance measures related to their particular responsibilities.

We believe that growth in Adjusted EBITDA is the measure of financial performance that best reflects the increase in stockholder value. “Adjusted EBITDA” for an applicable fiscal year shall mean the consolidated net income plus interest, income taxes, depreciation and amortization, facility impairment charges, pre-opening expenses, transaction costs incurred for acquisitions (expensed in accordance with ASC 805), non-cash membership unit compensation (expensed in accordance with ASC 718), an add back of the annual BAML Capital Partners management fee of the company and its subsidiaries on a consolidated basis for that fiscal year and may include non-recurring items that increase or decrease Adjusted EBITDA in any given year. Adjusted EBITDA is also a principal focus of our performance because it improves our debt service coverage and financial covenant compliance. In addition, Adjusted EBITDA is a performance measure that yields cash to pay down our debt more quickly, which is a primary objective as we are a highly leveraged entity. Additionally, in order to better align the company’s compensation structure to that of its peers, the Compensation Committee adopted a broader set of performance measures for 2011 that would allow for growth and other objectives that are part of our strategic plan, which are further detailed below.

For fiscal 2011, based on the terms of the Amended and Restated Agreements, Mr. Schwartz was eligible to receive incentive cash compensation equal to up to 100% of his base salary and Mr. Cook was eligible to receive incentive cash compensation equal to up to 60% of his base salary. Each respective executive’s annual cash incentive compensation was based upon (i) Adjusted EBITDA Target achieved (50% weight); (ii) Revenue Target achieved (20% weight); (iii) Free Cash Flow Target achieved (20% weight); and (iv) 10% weight based on certain company objectives achieved that were the collective result of Non-EBITDA bonus objectives achieved by the executive management team for Mr. Schwartz, and based on the achievement of direct report departmental bonus objectives for Mr. Cook. Payouts for each of the above objectives, with the exception of the executive management team/departmental bonus, was determined as follows:

Target Bonus Payout Based on % Performance Target Achieved
Performance Target	(i) Adjusted EBITDA Target (50% weighting)	(ii) Revenue Target (20% weighting)	(iii) Free Cash Flow Target (20% weighting)
<90%	0%	0%	0%
90.0% - 94.99%	50% - 74.99%	50% - 74.99%	50% - 74.99%
95.0% - 99.99%	75% - 99.99%	75% - 99.99%	75% - 99.99%
100.0% - 104.99%	100% - 124.99%	100% - 124.99%	100% - 124.99%
105.0% - 109.99%	125% - 149.99%	125%	125%
>110%	150%	125%	125%

The amount of each Target Bonus Payout was defined in their respective employment agreements and generally provided for an incremental adjustment in the amount of bonus based on the difference between the actual Performance Target achieved and the Target for each objective.

These changes to annual cash incentive compensation for Mr. Schwartz and Mr. Cook maintained the primary focus on achievement of Adjusted EBITDA, which the company believes is the measure of financial performance that best reflects the increase in stockholder value. Adjusted EBITDA is also a principal focus of our performance because it improves our debt service coverage and financial covenant compliance and yields cash to pay down our debt more quickly. Therefore, consistent with prior years, this bonus objective was given the most significant weighting of all objectives established and was applied as the primary bonus objective for all executive officers. The Adjusted EBITDA Target for fiscal 2011 was $114.8 million. Mr. Schwartz and Mr. Cook both play a significant role in promoting organic and strategic external growth of the company, as well as development of territories currently under operation. This type of development is best measured by growth in revenues achieved in a given year, which resulted in a Revenue Target assigned in the performance based compensation program. The Revenue Target for fiscal 2011 was $995.6 million. Mr. Schwartz and Mr. Cook also have considerable influence over the policy and spending decisions made by the company in any fiscal year. In order to promote optimal use of cash flows derived from Adjusted EBITDA performance, a Free Cash Flow Target was established, which was intended to measure the strategic use of cash and improve our debt service coverage and financial covenant compliance. The Free Cash Flow Target for fiscal 2011 was $52.9 million, and was calculated as Adjusted EBITDA, less: (i) cash taxes, (ii) cash interest, and (iii) capital expenditures. As growth in revenues and free cash flow both have consequences that will significantly increase stockholder value, an equal weighting was applied to determine the incentive compensation paid to Mr. Schwartz and Mr. Cook for these bonus objectives in fiscal 2011. Finally, Mr. Schwartz and Mr. Cook also have responsibility for the various departments that report to them. Therefore, a bonus objective was established to ensure that each level of management is working together effectively to accomplish financial and other performance goals of the company. As Mr. Schwartz and Mr. Cook have an oversight role and can less directly influence the goals achieved by other departments, this bonus objective was assigned a lower weighting in consideration of their entire performance based compensation program. The actual cash incentive compensation paid to Mr. Schwartz for each objective was: (i) $270,725; (ii) $129,710; (iii) $175,000; and, (iv) $61,250. Similarly, the actual cash incentive compensation paid to Mr. Cook for each objective was: (i) $109,064; (ii) $52,255; (iii) $70,500; and, (iv) $27,319.

In recognition of the outstanding efforts required to complete the Transactions, Mr. Schwartz and Mr. Cook were awarded transaction bonuses, which were determined at the sole discretion of the Compensation Committee, of $2,400,000 and $1,600,000, respectively. Payment of the transaction bonuses was contingent upon the change of control of the company and was made at closing of the Transactions.

A similar process was employed by the Compensation Committee with respect to the other Named Executive Officers. As noted above, we believe Adjusted EBITDA is the measure of financial performance that best reflects the increase in stockholder value, and as such will be assigned as the most heavily weighted bonus objective for all executive officers. However, it was determined that the remaining Named Executive Officers are less able to directly influence revenues and free cash flow achieved by the company. Therefore, the Compensation Committee determined that bonus objectives tailored to achievement of key division/function initiatives applicable to the executive officers’ respective responsibilities would best accomplish the financial and other performance goals of the company, which are further detailed below.

Mr. Vaughn is responsible with operational oversight of each of our territories. For fiscal 2011, Mr. Vaughn was eligible to receive incentive cash compensation equal to up to 50% of his base salary, which was based upon (i) Adjusted EBITDA Target achieved (60% weight); (ii) improvement in customer satisfaction survey ratings (15% weight); (iii) retention of Restaurant General Managers (15% weight); and, (iv) enhancement of productivity metrics achieved (10% weight). The actual incentive cash compensation paid to Mr. Vaughn for each objective was: (i) $59,625; (ii) $19,875; (iii) $14,906; and (iv) $0.

Ms. Walbert is responsible for the training and human resource management of all of our stores in operation. For fiscal 2011, Ms. Walbert received a merit increase of 12% consistent with the increase in her responsibilities in connection with her promotion to Senior Vice President – People Leadership. Ms. Walbert was eligible to receive incentive cash compensation equal to up to 40% of her base salary, which was based upon (i) Adjusted EBITDA Target achieved (60% weight); (ii) retention of Restaurant General Managers (15% weight); (iii) training certification of restaurant management and crew (15% weight) and, (iv) achievement of certain projects related to organizational leadership development (10% weight). The actual incentive cash compensation paid to Ms. Walbert for each objective was: (i) $34,650; (ii) $8,663; (iii) $13,860; and (iv) $9,240.

Ms. Sheedy is responsible for supervising our marketing and advertising programs, including working with IPHFHA and PHI to effectively execute system-wide promotions as well as local market initiatives. For fiscal 2011, Ms. Sheedy was eligible to receive incentive cash compensation equal to up to 40% of her base salary, which was based upon (i) Adjusted EBITDA Target achieved (60% weight); (ii) achievement of comparable store sales goals (20% weight); (iii) delivery of three customer innovation concepts (10% weight); and (iv) improvement in online ordering (10% weight). The actual incentive cash compensation paid to Ms. Sheedy for each objective was: (i) $30,600; (ii) $16,320; (iii) $3,400; and (iv) $8,160.

Deferred Compensation and Retirement Plan

The Named Executive Officers are eligible to participate in our Deferred Compensation and Retirement Plan, or the “DCR Plan.” The objective of the DCR Plan is to provide deferred compensation and retirement income to a select group of management or highly compensated employees in years that such executives are not eligible to participate in the NPC International, Inc. Qualified Profit Sharing Plan (401(k) Plan). Most of our peer companies and companies with which we compete for executive-level talent provide similar plans for their executives. The DCR Plan is designed to replicate many of the features available under a tax-qualified retirement plan, including salary deferral features and opportunities to receive employer matching and profit sharing benefits without the tax benefits of a qualified plan. However, due to the non-qualified nature of the plan, any contributions from executive officers or the company may be subject to the claims of creditors in the event that such claims should be made.

The DCR Plan affords participants the opportunity to make two types of compensation deferral elections. First, each such executive may elect to defer all or a portion of his or her base salary. Second, the plan allows each such executive the opportunity to separately elect to defer all or a portion of his or her bonus compensation. As an incentive to participate in the DCR Plan, we match executive contributions up to 4% of the sum of the executive’s salary and bonus compensation, which is contributed by the company to the DCR plan on a quarterly basis. We also may provide additional discretionary contributions as a means of rewarding participants for their efforts with us. The amount of any discretionary contribution may vary from year to year based upon our Board of Director’s assessment of those efforts made by DCR Plan participants and our financial needs; however, no such discretionary contributions were awarded during any of the years presented in the Summary Compensation Table. We believe that both the level of employer-matching contribution and the level of discretionary contributions, if any, that we may contribute to the DCR Plan on behalf of our executive officers are comparable with other peer companies who provide similar plans for retirement benefits for their executives under qualified retirement plan arrangements.

Participants in the plan may elect the time and manner in which they receive benefits under the plan, subject to requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

POWR Plan

Our Named Executive Officers are eligible to participate in the NPC International, Inc. POWR Plan, which is a performance-based incentive plan providing deferred compensation for certain key management or highly compensated employees selected by our Compensation Committee. Payments out of the POWR Plan are made to participants following termination of their employment. Subject to a participant being terminated due to gross misconduct, in which case a participant forfeits all of his or her benefit under the POWR plan, all benefit payments under the Plan are made only following a participant’s termination of employment or disability. However, due to the non-qualified nature of the plan, any contributions from the company may be subject to the claims of creditors in the event that such claims are successfully adjudicated by the creditors.

There are essentially two components to the POWR Plan. The first component provides participants with the opportunity to earn a contribution equal to a specified percentage of the participant’s annual base salary for that year if we meet the Adjusted EBITDA Target established by our Board of Directors. This percentage is the same for each Named Executive Officer but varies between a 0-13.5% payout depending on the threshold and target Adjusted EBITDA Targets achieved. Historically, achievement less than the Threshold Adjusted EBITDA Target, would result in a 0% payout; achievement greater than the Threshold Adjusted EBITDA Target but less than the Adjusted EBITDA Target would result in a 9% payout; achievement exceeding the Adjusted EBITDA Target would result in a 13.5% payout. All participants are also eligible to participate in a “Gain Sharing Pool” which represents 5% of our Adjusted EBITDA that is in excess of a higher Adjusted EBITDA Target that is set at the discretion of our Board of Directors. Each participant’s share of this Gain Sharing Pool is based on the participant’s individual POWR Plan contribution amount, excluding any POWR Plan Plus contribution, compared to the total profit sharing contributions under the POWR Plan. The Threshold Adjusted EBITDA Target and Adjusted EBITDA Target used to make contributions to the POWR Plan for fiscal 2011 was $107.0 million and $114.0 million, respectively. Contributions made under this first component vest at a rate of 25% each year over a four year period beginning with the year for which the contribution is earned. Participants are considered fully vested in all POWR Plan contributions upon the earlier of achievement of 15 years service or age 65 with at least 5 years service.

The second component of the POWR Plan provides an additional contribution, referred to in the plan as the “POWR Plus Contribution” that rewards participants in the plan who have at least ten years of service with us if the Adjusted EBITDA Target, as defined above, is met. This additional contribution level for all years presented is 5% of annual base salary for each Named Executive Officer. Because POWR Plan Plus Contributions are designed to reward loyal and faithful key employees who provide valuable service to us over an extended period of time, they will vest only upon 20 years of employment with us.

Stock Options

In connection with the 2006 Transaction, Parent agreed to establish a new stock option plan which governs, among other things, the issuance of matching options on purchased membership interests in Parent, and the grant of options with respect to the membership interests in Parent. The purpose of this plan was to: (i) attract and retain highly qualified employees for the company; (ii) motivate them to exercise their best efforts on behalf of the company and Parent; (iii) allow participants in the plan to participate in equity value creation at Parent; and (iv) align the incentives between the participants and Parent as well as the company.

Options could be granted under the plan with respect to a maximum of 8% of the membership interests of Parent as of the closing date of the 2006 Transaction calculated on a fully diluted basis (subject to required capital adjustments). Each grant of options under the plan specified the applicable option exercise period, option exercise price, vesting schedules and conditions and such other terms and conditions as deemed appropriate by the Compensation Committee or the Board of Directors of Parent. Options with respect to 1.0% of the interests were “non-time vesting” options, which were vested at grant as a matching incentive based upon the level of equity investment made by the executive officer in connection with the 2006 Transaction. These options were made available to our Chief Executive Officer and Chief Financial Officer based upon their purchase of 1,950,000 units and 1,300,000 units of membership interests, at $1.00 per membership unit, in the Parent on the date of the 2006 Transaction. Options with respect to 2.0% of the interests were “time vesting” options, which vest ratably as to 20% of the interests subject to the option over a five-year period, subject to the option holders’ continued service. The options as to the remaining 5.0% of the interests vested only upon the occurrence of a change of control of Parent or the company on or prior to the expiration of the option, and also require continued service through the vesting date. All options granted under the Plan would expire ten years from the date of grant, but generally expire earlier upon or within 90 days after the termination of service by the member.

The exercise price of the non-time vesting and time vesting options for those options issued in conjunction with the 2006 Transaction was established based on the aggregate equity investment in Parent at the time of closing of the 2006 Transaction divided by the number of outstanding membership interests, or $1.00. Similarly, the exercise price of the change of control options was established as twice the exercise price of the non-time vesting and time vesting options granted, or $2.00. No options were granted in fiscal 2011. The exercise price of options granted since the 2006 Transaction was determined at the discretion of the Compensation Committee of Parent. The exercise price for all options granted was equal to or greater than the fair market value of the option on the date of grant.

Based on the Acquisition, the vesting period for all options outstanding under the plan was accelerated due to a change in control of the company and compensation expense related to the options was recorded in full during fiscal 2011.

In connection with the Acquisition, the Purchaser established a new stock option plan (“2011 Stock Option Plan”) which governs, among other things, the grant of options with respect to the common stock in Purchaser. The purpose of this plan, which has been established, are to: (i) attract and retain highly qualified employees for the company; (ii) motivate them to exercise their best efforts on behalf of the company and the Purchaser; (iii) allow participants in the plan to participate in equity value creation; and (iv) align the incentives between the participants and the Purchaser as well as the company.

Under the company’s 2011 Stock Option Plan, options may be granted with respect to a maximum of 261,469 shares of common stock (which represents 10% of the outstanding shares of common stock of Purchaser as of the date hereof on a fully diluted basis), subject to adjustment under certain circumstances. Each grant of options under the plan will specify the applicable option exercise period, option exercise price, vesting conditions and such other terms and conditions as deemed appropriate by the Board of Directors of Purchaser. Currently 80% of the options issued under the plan will vest ratably over four years subject to the achievement of certain performance targets. Currently 20% of the options issued under the plan will vest only upon a change of control of the company. In each case, vesting will be subject to the option holders’ continued employment through the vesting date. All options granted under the Plan will expire ten years from the date of grant, subject to earlier expiration in the event the option holder ceases to be employed.

The exercise price of the non-time vesting and time vesting options for those options issued in conjunction with the Transactions was established based on the per share price of the common stock investment in the Purchaser at the time of closing of the Transactions, or $100.00 per share. For the time-vesting options, this share value accretes at a rate equal to 9% per annum, compounded annually. The exercise price of the change of control options was established as $250.00 per share. The exercise price of options granted following the Transactions will be determined at the discretion of the Compensation Committee of the Purchaser. The exercise price for all options granted was equal to or greater than the fair market value of the option on the date of grant.

Options grants will be made at the discretion and through approval of the Board of Directors of NPC International Holdings, Inc. to ensure that compensation to our Named Executive Officers remains competitive and in-line with our peer companies.

Restricted Stock Units

In fiscal 2010, the company granted 214,694 restricted stock units (“RSUs”) to Mr. Schwartz for his exceptional leadership, which resulted in much higher operational and financial performance in fiscal 2010 than was anticipated. No RSU grants were made in fiscal 2011. RSUs are stock awards that are granted to employees and entitle the holder to membership interests as the awards vest, including the right to receive dividends on all vested units and accruable for units not vested at the grant date. Dividends accrued on non-vested RSUs will be paid to the employee once the underlying RSU becomes vested. The RSUs were granted at the fair market value of the membership interests on the date of grant. RSU distributions will be in membership interests of Parent after the end of the vesting period, generally vesting ratably at the end of each fiscal years 2010, 2011 and 2012, but allow for accelerated vesting upon a change in control. Membership interests issued under an RSU award are nontransferable and are mandatorily redeemable units, which are required to be repurchased by Parent upon the resignation of the member or in the event of a change in control.

Based on the Acquisition, the vesting period for all RSUs outstanding under the plan was accelerated due to a change in control of the company and compensation expense related to the RSUs was recorded for all unvested units during fiscal 2011.

Perquisites and Other Personal Benefits

The company provides Named Executive Officers with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the company to attract and retain highly qualified employees for key positions.

Under the Amended and Restated Agreements with Mr. Schwartz and Mr. Cook, they are each entitled to receive: (i) use of the company airplane for up to 50 hours per year, (ii) matching gifts aggregating $10,000 annually to nontaxable charitable organizations of their choice, (iii) reimbursement for out-of-pocket premiums paid for life insurance coverage, (iv) a complete biannual medical examination and associated travel expenses, and (v) tax, financial planning and legal services. In addition, Mr. Schwartz is eligible for supplemental long-term disability coverage.

The incremental cost to the company for personal use of the company airplane is calculated based on the average variable operating costs to the company. Variable operating costs include fuel, maintenance, landing/ramp fees, and other miscellaneous variable costs. The total annual variable costs are divided by the annual hours flown by the company aircraft to derive an average variable cost per hour flown. This average variable cost per hour flown is then multiplied by the hours flown for personal use to derive the incremental cost. The methodology excludes fixed costs that do not change based on usage, such as pilots’ and other employees’ salaries, purchase costs of the aircraft and non-trip related hangar expenses. Incremental cost to the company reported within the Summary Compensation Table was based on the hours flown for each personal trip taken by Mr. Schwartz and Mr. Cook.

Clawback Policy

In the event of a restatement of the company’s financial statements resulting from misconduct by specified officers and employees, the company’s clawback policy requires the reimbursement to the company by the specified officer or employee engaging in such misconduct of all performance based compensation (i.e., bonus and POWR Plan awards) and all gains on stock sales during the twelve month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial documents including the financial statements required to be restated. The specified officers and employees for this purpose include the Named Executive Officers and all other officers and employees that report to the Chief Executive Officer or the Chief Financial Officer.

The Compensation Committee has reviewed the design and operation of the company’s compensation policies and practices for all employees, including executives, as they relate to risk management practices and risk-taking incentives. The Compensation Committee believes that the company’s compensation policies and practices do not encourage unnecessary or excessive risk taking and that any risks arising from the company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the company.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal years ended December 27, 2011, December 28, 2010, and December 29, 2009. The Named Executive Officers are the company’s principal executive officer and principal financial officer, and the three other most highly compensated executive officers ranked by their total compensation in the table below:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation	Total ($)
(a)	(b)	(c)(1)	(d)(2)	(e)(3)	(h)(4)	(g)(5)	(h)(6)	(i)(7)	(j)
James K. Schwartz President, Chief Executive Officer and Chief Operating Officer	2011 2010 2009	705,548 694,539 683,670	26,797 640,475 —	— 249,045 —	— — —	707,323 — —	— 112,958 198,418	2,485,380 42,403 68,466	3,925,048 1,739,420 950,553

Troy D. Cook Executive Vice President – Finance and Chief Financial Officer	2011 2010 2009	475,155 468,197 455,137	27,319 430,637 —	— — —	— — —	297,263 — —	4,721 79,156 123,868	1,695,703 23,540 73,743	2,500,161 1,001,530 652,748

D. Blayne Vaughn Senior Vice President – Head of Operations	2011 2010 2009	261,607 250,732 247,917	— 161,032 10,000	— — —	— — —	130,926 21,155 9,401	— 104,361 152,934	15,312 — 12,376	407,845 537,280 432,628

Lavonne K. Walbert Senior Vice President – People Leadership	2011 2010 2009	191,866 176,418 172,843	9,240 101,072 13,428	— — —	— — —	83,328 — —	— 31,638 48,772	10,278 — 8,220	294,712 309,128 243,262

Linda L. Sheedy Senior Vice President – Marketing	2011	169,764	3,400	—	—	78,150	345	9,261	260,920

(1)

Amounts shown are the cumulative base compensation earned by the Named Executive Officer throughout fiscal years 2011, 2010, and 2009. These amounts are not reduced by any deferral of compensation for those individuals participating in the Deferred Compensation and Retirement Plan. Base salary was increased for fiscal 2012 to the following for each Named Executive Officer: Mr. Schwartz, $700,000; Mr. Cook, $484,100; Mr. Vaughn, $272,288; Ms. Walbert, $198,275; Ms. Sheedy, $175,100.

(2)

For fiscal 2011 and 2009, performance based compensation was reported in Column (g) as “Non-Equity Incentive Plan Compensation.” However, for fiscal 2010, the Compensation Committee retained its discretion to make performance based compensation and, therefore, amounts earned in fiscal 2010 are shown above in Column (d) as “Bonus.” Fiscal year 2010 earnings on the POWR Plan are as follows: Mr. Schwartz, $86,545; Mr. Cook, $54,204; Mr. Vaughn, $28,950; and Ms. Walbert, $17,719. For fiscal year 2010, POWR Plan earnings are not included in amounts reported in Column (d) as “Bonus;” however, any above market earnings on balances in the POWR Plan are reported in Column (h) as “Change in Pension Value and Nonqualified Defined Compensation Earnings.” For fiscal 2009, bonuses include discretionary payments related to the 2009 and 2008 acquisition of 294 units from PHI of $10,000 for Mr. Vaughn and Ms. Walbert. Additionally, the remaining amounts for 2011 and 2009 represent a portion of the annual bonus program earned by each Named Executive Officer that is made on a discretionary basis, which is determined by management and amounts were paid in each respective year. Non-discretionary amounts paid under the company’s incentive plan are reported in Column (g) as “Non-Equity Incentive Plan Compensation.”

(3)

This column represents the value of restricted stock awards approved by the Compensation Committee in each of the fiscal years presented and is consistent with the grant date fair value of the award computed in accordance with FASB ASC Topic 718. These amounts do not necessarily represent the actual value realized by Mr. Schwartz during the respective year. For discussion of the assumptions used in these valuations, see “2011 Elements of Compensation” in Compensation Discussion and Analysis. No stock awards were granted to any employee during fiscal years 2011 and 2009.

(4)	There were no options granted in fiscal 2011, 2010 and 2009.
(5)

Amounts represent incentive compensation earned by the Named Executive Officers based on specific performance criteria, which is described in further detail under “2011 Elements of Compensation” in Compensation Discussion and Analysis, for fiscal years 2011, 2010 and 2009, respectively, as follows: Mr. Schwartz, $609,888, $0, and $0; Mr. Cook, $231,818, $0, and $0; Mr. Vaughn, $94,406, $21,155, and $9,401; and Ms. Walbert, $57,173, $0, and $0. Incentive compensation for Ms. Sheedy was $55,080 for fiscal 2011. In addition, amounts included above were contributions to the company’s POWR Plan for each executive for fiscal year 2011 as follows: Mr. Schwartz, $97,435; Mr. Cook, $65,445; Mr. Vaughn, $36,520; Ms. Walbert, $26,155; and Ms. Sheedy, $23,070. For fiscal year 2010, POWR Plan contributions were discretionary and were reported in Column (d) “Bonus.” No contributions were made to the POWR Plan for fiscal year 2009. Fiscal year 2011 and 2009 earnings, respectively, on the POWR Plan were as follows: Mr. Schwartz, $8,943 and $163,795; Mr. Cook, $5,647 and $102,587; Mr. Vaughn, $3,022 and $54,791; and Ms. Walbert, $1,877 and $33,535. POWR Plan earnings for Ms. Sheedy were $1,787 for fiscal 2011. POWR Plan earnings are not included in amounts reported in Column (g) as “Non-Equity Incentive Plan Compensation;” however, any above market earnings on balances in the POWR Plan are reported in Column (h) as “Change in Pension Value and Nonqualified Deferred Compensation Earnings.”

(6)

Amounts represent above market earnings on compensation that is deferred outside of tax-qualified plans within the company’s POWR Plan and the Deferred Compensation and Retirement Plan. Amounts reported were calculated as earnings on plan balances with returns exceeding 120% of the annual applicable federal rate, which was equal to 1.53%, 1.83%, and 3.16% for fiscal years 2011, 2010, and 2009, respectively.

(7)

This amount represents (i) the company contribution to the Deferred Compensation and Retirement Plan for all Named Executive Officers listed above (there was no company contribution for fiscal 2010); (ii) perquisites and other personal benefits; and (iii) transaction bonuses paid to Mr. Schwartz and Mr. Cook in connection with the change of control of the company in the amount of $2.4 million and $1.6 million, respectively. Under SEC Rules, companies are required to identify by type all perquisites and other benefits for a “named executive officer” if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual.

(a)

The aggregate value of perquisites and other personal benefits for Mr. Schwartz in fiscal 2011 was $36,934. This amount comprised: personal use of the company aircraft; a matching gift contribution; reimbursement for tax, financial planning and legal services; reimbursement for long-term disability coverage; and reimbursement for life insurance premiums.

(b)

The aggregate value of perquisites and other personal benefits for Mr. Cook in fiscal 2011 was $63,141. This amount comprised: a matching gift contribution, reimbursement for tax, financial planning and legal services; personal use of the company aircraft and reimbursement for life insurance premiums.

(c)

No perquisites and other personal benefits were received by any other named executive officer that equals or exceeds $10,000. From time to time, members of management may have guests accompany them on business-related trips. Perquisites and other personal benefits are valued basis of the aggregate incremental cost to the company. As business-related trips are not incremental to the company, no amounts were reported with respect to these items. Further, executives are taxed on the imputed income attributable to personal use of the company aircraft and do not receive tax assistance from the company with respect to these amounts.

Grants of Plan-Based Awards in Last Fiscal Year

The following table provides information on future payouts under the non-equity incentive plan awards and stock options granted in 2011 to each of the company’s Named Executive Officers:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards						Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)		Target ($)		Maximum ($)		Threshold ($)	Target ($)	Maximum ($)
(a)	(b)	(c)		(d)		(e)		(f)	(g)	(h)	(i)	(l)
James K. Schwartz President, Chief Executive Officer and Chief Operating Officer	12/29/10	334,688	(1)	767,375	(1)	1,051,750	(1)	—	—	—	—	—

Troy D. Cook Executive Vice President – Finance and Chief Financial Officer	12/29/10	126,900	(1)	319,600	(1)	439,450	(1)	—	—	—	—	—

D. Blayne Vaughn Senior Vice President – Head of Operations	12/29/10	66,250	(2)	169,600	(2)	231,875	(2)	—	—	—	—	—

Lavonne K. Walbert Senior Vice President – People Leadership	12/29/10	34,650	(2)	96,250	(2)	132,633	(2)	—	—	—	—	—

Linda L. Sheedy Senior Vice President – Marketing	12/29/10	30,600	(2)	85,000	(2)	117,130	(2)	—	—	—	—	—

(1)

Amounts represent incentive compensation, which is defined by the Amended and Restated Agreements, signed by Mr. Schwartz and Mr. Cook, which equals a specified percentage for the threshold, target and maximum payout. For discussion of these calculations see “2011 Elements of Compensation” in Compensation Discussion and Analysis. Based on fiscal 2011 results, Mr. Schwartz earned $707,323 and Mr. Cook earned $297,263.

(2)

Amounts represent the target incentive compensation for each of these Named Executive Officers for fiscal 2011. Actual incentive compensation earned based on fiscal 2011 results was as follows: Mr. Vaughn, $130,926; Ms. Walbert, $83,328; and Ms. Sheedy, $78,150.

Outstanding Equity Awards at Fiscal Year End

The following table shows the number of exercisable and unexercisable options granted and held by the company’s Named Executive Officers as of December 27, 2011:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
(a)	(b)		(c)	(d)	(e)		(f)	(g)		(h)
James K. Schwartz President, Chief Executive Officer and Chief Operating Officer	2,039,000 2,659,000	(1) (3)	— —	— —	$ $	1.00 2.00	5/3/2016 5/3/2016	—	(4)	—	(4)

Troy D. Cook Executive Vice President – Finance and Chief Financial Officer	1,359,000 1,773,000	(1) (3)	— —	— —	$ $	1.00 2.00	5/3/2016 5/3/2016

D. Blayne Vaughn Senior Vice President – Head of Operations	271,794 665,423 50,000 120,000	(2) (3) (2) (3)	— — — —	— — — —	$ $ $ $	1.00 2.00 1.24 2.24	1/24/2017 1/24/2017 4/2/2018 4/2/2018

Lavonne K. Walbert Senior Vice President – People Leadership	235,555 576,700	(2) (3)	— —	— —	$ $	1.00 2.00	1/24/2017 1/24/2017

Linda L. Sheedy Senior Vice President – Marketing	235,555 576,700	(2) 3)	— —	— —	$ $	1.00 2.00	1/24/2017 1/24/2017

(1)

Options granted on May 3, 2006, in connection with the 2006 Transaction, of which 975,000 and 650,000 options for Mr. Schwartz and Mr. Cook, respectively, immediately vested. These options were a matching incentive for the purchase of membership interests in the company at the time of the 2006 Transaction, which is described further in the “2011 Elements of Compensation” of Compensation Discussion and Analysis. The remaining vested options for all Named Executive Officers, have a service period that vests ratably over a period of five years, but allow for accelerated vesting in the event of a change in control. Each of these options expires on the date shown in Column (f), which is ten years from the date of grant.

(2)

Options granted that have a service period that vests ratably over a period of five years, but allow for accelerated vesting in the event of a change in control. These options expire on the date shown in Column (f), which is ten years from the date of grant.

(3)	Options granted that vest only upon a change in control of the entity.
(4)

RSUs granted May 5, 2010, vest and become exercisable in three equal installments for the fiscal years ending 2010, 2011 and 2012, but allow for accelerated vesting in the event of a change in control of the entity.

In addition to the service period vesting footnoted above, each option and common unit has a mandatory call provision, which results in a fair value or formula valuation depending on the performance condition, which is defined in the NPC Holdings, LLC Management Option Plan. Based on the Acquisition, the vesting period for all options outstanding under the plan was accelerated due to the change in control of the company. Compensation expense related to the options was recorded in full during fiscal 2011.

No options have been exercised by any named officer as of December 27, 2011.

Stock Vested at Fiscal Year End

The following table shows the number of RSUs vested as common units by the company’s Named Executive Officers as of December 27, 2011:

Stock Awards
Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
(a)	(b)		(c)
James K. Schwartz
President, Chief Executive Officer and Chief Operating Officer	143,130	(1)	370,028	(1)

(1)	RSU awards granted in 2010 that vested in 2011.

Options outstanding for each Named Executive Officer were exercised in the Acquisition upon the change of control of the company. The number of shares acquired on exercise and the value realized on exercise were as follows: Mr. Schwartz, 4,698,000 and $4,788,535; Mr. Cook, 3,132,000 and $3,192,023; Mr. Vaughn, 1,107,217 and $929,000; Ms. Walbert, 812,255 and $710,933; and Ms. Sheedy, 812,255 and $710,933.

Nonqualified Deferred Compensation in Last Fiscal Year

The following table shows the executive contributions, earnings and account balances for the Deferred Compensation and Retirement Plan (“DCR Plan”) and the POWR Plan for all Named Executive Officers as of and for the fiscal year ended December 27, 2011:

Name	Plan Type	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)		Aggregate (Losses)/ Earnings in Last Fiscal Year ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)		(b)	(c)		(d)		(e)	(f)
James K. Schwartz President, Chief Executive Officer and Chief Operating Officer	DCR Plan POWR Plan	79,272(1) —	48,447 97,435	(1) (3)	(11,074 8,943	)(2) (2)	— —	452,457 1,232,961	(1) (4)

Troy D. Cook Executive Vice President – Finance and Chief Financial Officer	DCR Plan POWR Plan	32,562(1) —	32,562 65,445	(1) (3)	9,056 5,647	(2) (2)	— —	306,666 782,524	(1) (4)

D. Blayne Vaughn Senior Vice President – Head of Operations	DCR Plan POWR Plan	15,312(1) —	15,312 36,520	(1) (3)	6,653 3,022	(2) (2)	— —	632,906 420,180	(1) (4)

Lavonne K. Walbert Senior Vice President – People Leadership	DCR Plan POWR Plan	10,278(1) —	10,278 26,155	(1) (3)	(70 1,877	)(2) (2)	— —	133,705 264,448	(1) (4)

Linda L. Sheedy Senior Vice President – Marketing	DCR Plan POWR Plan	9,261(1) —	9,261 23,070	(1) 3)	1,714 1,787	(2) (2)	— —	95,673 250,010	(1) (4)

(1)

Amounts represent activity for participation in the Deferred Compensation and Retirement Plan. The company will match up to 4% of base salary, bonus, and cash incentive compensation (excluding contributions to the POWR Plan) contributed by the participant to the plan. Company contributions shown in Column (c) are also included in Column (i) as “All Other Compensation” on the Summary Compensation Table. Of the aggregate balance shown above, registrant contributions included within the Summary Compensation Table for fiscal years 2009 were as follows: Mr. Schwartz, $38,601; Mr. Cook, $25,873; Mr. Vaughn, $12,376; and Ms. Walbert, $8,220. No amounts have been previously reported prior to fiscal 2011 for Ms. Sheedy. No contributions were made to the Deferred Compensation and Retirement Plan for fiscal 2010. There are no limits to the amount of contributions individuals are eligible to contribute to the plan.

(2)

Earnings on the Deferred Compensation and Retirement Plan and the POWR Plan that are considered to be above market earnings are included in Column (h) as a “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in the Summary Compensation Table. Earnings on the POWR Plan are included in footnotes 2 and 5 of the Summary Compensation Table. Interest is considered to be above-market if the rate of interest exceeds 120% of the applicable federal long-term rate, with compounding. The investment gain or loss for each of these plans shall be allocated to a participant’s account in the ratio that the participant’s account balance as of the preceding valuation date, adjusted for all distributions and forfeitures occurring during the calendar year, bears to the total of all account balances as of the preceding valuation date, as adjusted for all distributions and forfeitures occurring during the calendar year. A participant’s account balance as of such preceding valuation date shall include contributions credited as of such date (even if such contributions are actually made after such date).

(3)

Amounts represent the contribution to the POWR Plan for fiscal 2011 on each Named Executive Officer’s behalf based on the achievement of established POWR Plan EBITDA Targets, which are approved by the Board of Directors on an annual basis. Amounts contributed to this plan vest over a four-year period, 25% in the year of contribution and ratably thereafter over the next three years; however, participants are considered fully vested in all POWR Plan contributions upon the earlier of achievement of 15 years service or age 65 with at least 5 years service or achievement of 20 years service for all POWR Plan Plus contributions. The following table details current year vesting and aggregate vested balances from prior years for each Named Executive Officer:

	FY 2011 Vested Contributions	Aggregate Vested Balances
James K. Schwartz President, Chief Executive Officer and Chief Operating Officer	$380,477	$1,232,961

Troy D. Cook Executive Vice President – Finance and Chief Financial Officer	46,615	618,913

D. Blayne Vaughn Senior Vice President – Head of Operations	39,541	420,180

Lavonne K. Walbert Senior Vice President – People Leadership	16,238	211,863

Linda L. Sheedy Senior Vice President – Marketing	14,672	195,282

(4)

Amounts represent the aggregate balance at the end of fiscal 2011 for participation in the company’s POWR Plan. Company contributions shown in Column (c) are also included in Column (g) as “Non-Equity Incentive Plan Compensation” on the Summary Compensation Table. Of the aggregate balance shown above, registrant contributions included within the Summary Compensation Table for fiscal 2010 were as follows: Mr. Schwartz, $126,725; Mr. Cook, $85,206; Mr. Vaughn, $46,176; and Ms. Walbert, $31,709. No amounts have been previously reported prior to fiscal 2011 for Ms. Sheedy. No contributions were made by the registrant to the company’s POWR Plan in fiscal year 2009; therefore, no amounts were included within the Summary Compensation Table for that year.

Employment Agreements and Potential Post Employment Matters

Under the terms of the Amended and Restated Agreements, Mr. Schwartz and Mr. Cook are entitled to certain post-employment payments, which are determined based on the terms of the termination with the company, which are detailed as follows:

Reason for termination		Payment Obligations to the Employee
Termination without cause	•	Unpaid compensation at the date of termination

	•	Two times the sum of the base salary and bonus compensation earned in the year immediately preceding the year of termination (2)

	•	A Pro Rata Bonus for the fiscal year in which termination occurs

	•	Unpaid accrued vacation earned and not taken through the date of termination

	•	Any other benefits to which he is entitled by any other benefit plan and by applicable law

Termination with good reason(1)	•	Unpaid compensation at the date of termination

	•	Two times the sum of the base salary and bonus compensation earned in the year immediately preceding the year of termination(2)

	•	A Pro Rata Bonus for the fiscal year in which termination occurs

	•	Unpaid accrued vacation earned and not taken through the date of termination

	•	Any other benefits to which he is entitled by any other benefit plan and by applicable law

Voluntary termination	•	Unpaid base salary through the end of the month in which termination occurs

	•	Unpaid bonus compensation for any fiscal year ended prior to the year in which termination occurs

	•	Unpaid accrued vacation earned and not taken through the date of termination

	•	Any other benefits to which he is entitled by any other benefit plan and by applicable law

Termination with cause	•	Unpaid base salary through the date of termination

	•	Unpaid bonus compensation for any fiscal year ended prior to the year in which termination occurs

	•	Unpaid accrued vacation earned and not taken through the date of termination

	•	Any other benefits to which he is entitled by any other benefit plan and by applicable law

Reason for termination		Payment Obligations to the Employee

Death	•	Unpaid base salary through the month in which death occurs

	•	Unpaid bonus compensation for any fiscal year which has ended as of the date of death

	•	The Pro Rata Bonus amount for the fiscal year in which the date of death occurs

	•	Unpaid accrued vacation earned and not taken through the date of death

Disability	•	Unpaid base salary through the month in which such termination occurs

	•	Unpaid bonus compensation for any fiscal year which has ended as of the date of termination

	•	The Pro Rata Bonus amount for the fiscal year in which the date of termination occurs

	•	Unpaid accrued vacation earned and not taken through the date of termination

(1)

Termination with good reason is defined in the respective employment agreements for Mr. Schwartz and Mr. Cook as (i) employee duties assigned that are inconsistent with duties held by each of these executive members as of the date of the 2006 Transaction other than the hiring of a Chief Operating Officer, (ii) the relocation of the principal place of employment more than 35 miles from the current principal place of employment, and (iii) a significant reduction in the employee’s annual bonus opportunity. Under the Amended and Restated Agreements, effective fiscal 2011, this definition also included (i) any reduction in base salary or a 20% or more reduction in the employee’s annual bonus opportunity, other than a systemic reduction that is applicable to the entire management team, (ii) a material breach of a material provision of the respective employment agreement, or (iii) in the case of Mr. Schwartz, a requirement that he report to a company officer instead of reporting directly to the Board of Directors of the company. The company has 30 days to cure any event that would otherwise constitute good reason for termination.

(2)

Severance payments available to Mr. Schwartz and Mr. Cook under the 2012 Amended and Restated Agreements will be calculated as one and one-half times the sum of the base salary and bonus compensation earned in the year immediately preceding the year of termination if Mr. Schwartz or Mr. Cook are terminated without cause or with good reason.

In conjunction with the Acquisition, the employment agreements with Mr. Schwartz and Mr. Cook were subsequently amended on November 4, 2011, effective for fiscal 2012 and conditional upon the closing of the Acquisition. The 2012 Amended and Restated Agreements have a term of three years with successive two year renewal periods. The terms of the 2012 Amended and Restated Agreements are substantially similar to the Amended and Restated Agreements outlined above, except as noted.

In addition to the above payments, per the terms of the NPC Acquisition Holdings LLC Agreement, the 1,950,000 and 1,300,000 units of membership interests held by Mr. Schwartz and Mr. Cook, respectively have a mandatory call provision that will require repurchase of their outstanding units at the date of termination. The company does not have a contractual obligation to fund the purchase of the mandatorily redeemable units, however, the company may be required to provide a distribution to Parent in the event of a member’s resignation from the company. The payout of these interests vary based on the terms of the executives’ termination with the company, and will result in either a fair value or formula valuation, which is defined within the NPC Acquisition Holdings LLC Agreement.

There are no post employment payment obligations to the remaining Named Executive Officers.

The tables below estimate amounts payable upon a separation as if the individuals were separated on December 27, 2011:

James K. Schwartz, our President, Chief Executive Officer and Chief Operating Officer:

Executive Benefits and Payments upon Separation	Termination without cause ($)		Termination with good reason ($)		Voluntary termination ($)		Termination with cause ($)		Death ($)		Disability ($)
Compensation:
Accrued Salary at 12/27/11(1)	15,031		15,031		15,031		15,031		15,031		15,031
Stock Options(2)	4,788,535	(a)	4,788,535	(a)	—	(b)	—	(b)	4,788,535	(a)	4,788,535	(a)
Accrued Incentive Compensation at 12/27/11(3)	636,685		636,685		636,685		636,685		636,685		636,685
Benefits and Perquisites:
Severance Payments(4)	2,673,370		2,673,370		—		—		—		—
Retirement Plans(5)	1,685,418		1,685,418		1,685,418		1,685,418		1,685,418		1,685,418
Membership Interests(6)	5,041,250	(c)	5,041,250	(c)	1,950,000	(d)	1,950,000	(d)	5,041,250	(c)	5,041,250	(c)
Restricted Units at 12/27/11(7)	555,039	(c)	555,039	(c)	166,030	(d)	166,030	(d)	555,039	(c)	555,039	(c)
Transaction Bonus(8)	2,400,000		2,400,000		2,400,000		2,400,000		2,400,000		2,400,000
Accrued Vacation at 12/27/11	70,646		70,646		70,646		70,646		70,646		70,646

Total Post-Employment Payments	17,865,974		17,865,974		6,923,810		6,923,810		15,192,604		15,192,604

(1)	Amounts are salary earned and unpaid at year end due to the timing of payroll, which is paid on a one-week lag.
(2)

Options were priced using the formula calculation defined within the NPC Acquisition Holdings LLC Management Option Plan further described below, subject to certain adjustments that were within the terms of the agreement and were approved by the company’s Board of Directors. This pricing assumes a mandatory call of units for all options that were vested and in-the-money as of December 27, 2011.

(a)

Upon the occurrence of these events, all of the options to purchase membership interests in Parent are repurchased for aggregate consideration equal to the products of the number of units subject to all option being repurchase times the deemed purchase price unit. Based on the Acquisition, the options were valued using the purchase price calculated using the fair market value acquisition price to determine value.

(b)

Upon the occurrence of these events, all of the options to purchase membership interests in Parent are repurchased for aggregate consideration equal to the product of the number of units subject to all options being repurchased times the deemed purchase price per unit. The deemed purchase price per unit is equal to the lower of $1.00 or a formula purchase price determined as of the date of separation from employment. The formula purchase price is determined in two steps. The first step is to determine the value of all units which is equal to (A) the product of (i) six, times (ii) consolidated EBITDA from continuing operations for the four full calendar quarters ending immediately preceding the date of determination, less (B) funded net debt, plus (C) proceeds from the exercise of options. The second step is to determine the deemed value of a particular unit which is equal to the quotient of the amount determined in the first step divided by the sum of the number of outstanding units and the number of units underlying options granted under the Option Plan.

(3)

Amounts are incentive compensation earned and unpaid at year-end. Amounts were included in Column (d) as “Bonus” and Column (g) as “Non-Equity Incentive Plan Compensation” on the Summary Compensation Table.

(4)

Amount is the severance payment, to which Mr. Schwartz would be entitled based on the terms of Mr. Schwartz’s employment agreement, signed on May 3, 2006 and subsequently amended on December 29, 2008 and February 16, 2011. Amount determined as two times the sum of the base salary and bonus compensation earned in the year immediately preceding the year of termination.

(5)

Amounts represent the vested balances of the Deferred Compensation and Retirement Plan and the company’s POWR Plan as of December 27, 2011. Amounts were included in the Nonqualified Deferred Compensation Table.

(6)

Membership interests of 1,950,000 units, with an original purchase price of $1.00, held by Mr. Schwartz were priced using the formula calculation defined within the NPC Acquisition Holdings LLC Agreement, subject to certain adjustments that were within the terms of the agreement and were approved by the company’s Board of Directors.

(c)	Upon the occurrence of these events, based on the Acquisition, the membership interests were valued using the purchase price calculated using the fair market value price to determine value.
(d)

Upon the occurrence of these events, all of the membership interests in Parent are repurchased at a price per unit equal to the lower of the original purchase price for the applicable unit or a formula purchase price determined as of the date of separation from employment. The formula purchase price is determined in the manner described in footnote (2)(b).

(7)

Restricted Units of 214,694 units granted held by Mr. Schwartz were priced using the formula calculation defined within the NPC Acquisition Holdings LLC Agreement, subject to certain adjustments that were within the terms of the agreement and were approved by the company’s Board of Directors. In the event that the Participant is involuntarily terminated by the company without Cause prior to the third anniversary of the date of award, then the RSUs shall continue to vest under the terms of the agreement. If the Participant’s employment with the company terminates prior to the lapse of restrictions on the RSUs for any other reason, the unvested RSUs are forfeited.

(c)	Upon the occurrence of these events, based on the Acquisition, the membership interests were valued using the purchase price calculated using the fair market value price to determine value.
(d)

Upon the occurrence of these events, all of the membership interests in Parent are repurchased at a price per unit equal to the lower of the original purchase price for the applicable unit or a formula purchase price determined as of the date of separation from employment. The formula purchase price is determined in the manner described in footnote (2)(b).

(8)	Transaction bonus that was contingent upon the change of control of the company and was paid at closing of the Transactions.

Troy D. Cook, our Executive Vice President – Finance and Chief Financial Officer:

Executive Benefits and Payments upon Separation	Termination without cause ($)		Termination with good reason ($)		Voluntary termination ($)		Termination with cause ($)		Death ($)		Disability ($)
Compensation:
Accrued Salary at 12/27/11(1)	9,450		9,450		9,450		9,450		9,450		9,450
Stock Options(2)	3,192,023	(a)	3,192,023	(a)	—	(b)	—	(b)	3,192,023	(a)	3,192,023	(a)
Accrued Incentive Compensation at 12/27/11(3)	259,137		259,137		259,137		259,137		259,137		259,137
Benefits and Perquisites:
Severance Payments(4)	1,458,274		1,458,274		—		—		—		—
Retirement Plans(5)	925,579		925,579		925,579		925,579		925,579		925,579
Membership Interests(6)	3,360,833	(c)	3,360,833	(c)	1,300,000	(d)	1,300,000	(d)	3,360,833	(c)	3,360,833	(c)
Transaction Bonus(7)	1,600,000		1,600,000		1,600,000		1,600,000		1,600,000		1,600,000
Accrued Vacation at 12/27/11	25,742		25,742		25,742		25,742		25,742		25,742

Total Post-Employment Payments	10,831,038		10,831,038		4,119,908		4,119,908		9,372,764		9,372,764

(1)	Amounts are salary earned and unpaid at year end due to the timing of payroll, which is paid on a one-week lag.
(2)

Options were priced using the formula calculation defined within the NPC Acquisition Holdings Management Option Plan further described below, subject to certain adjustments that were within the terms of the agreement and were approved by the company’s Board of Directors. This pricing assumes a mandatory call of units for all options that were vested and in-the-money as of December 27, 2011.

(a)

Upon the occurrence of these events, all of the options to purchase membership interests in Parent are repurchased for aggregate consideration equal to the products of the number of units subject to all option being repurchase times the deemed purchase price unit. Based on the Acquisition, the options were valued using the purchase price calculated using the fair market value acquisition price to determine value.

(b)

Upon the occurrence of these events, all of the options to purchase membership interests in Parent are repurchased for aggregate consideration equal to the product of the number of units subject to all options being repurchased times the deemed purchase price per unit. The deemed purchase price per unit is equal to the lower of $1.00 or a formula purchase price determined as of the date of separation from employment. The formula purchase price is determined in two steps. The first step is to determine the value of all units which is equal to (A) the product of (i) six, times (ii) consolidated EBITDA from continuing operations for the four full calendar quarters ending immediately preceding the date of determination, less (B) funded net debt, plus (C) proceeds from the exercise of options. The second step is to determine the deemed value of a particular unit which is equal to the quotient of the amount determined in the first step divided by the sum of the number of outstanding units and the number of units underlying options granted under the Option Plan.

(3)

Amounts are incentive compensation earned and unpaid at year-end. Amounts were included in Column (d) as “Bonus” and Column (g) as “Non-Equity Incentive Plan Compensation” on the Summary Compensation Table.

(4)

Amount is the severance payment, to which Mr. Cook would be entitled based on the terms of Mr. Cook’s employment agreement, signed on May 3, 2006 and subsequently amended on December 29, 2008 and February 16, 2011. Amount determined as two times the sum of the base salary and bonus compensation earned in the year immediately preceding the year of termination.

(5)

Amounts represent the vested balances of the Deferred Compensation and Retirement Plan and the company’s POWR Plan as of December 27, 2011. Amounts were included in the Nonqualified Deferred Compensation Table.

(6)

Membership interests of 1,300,000 units, with an original purchase price of $1.00, held by Mr. Cook were priced using the formula calculation defined within the NPC Acquisition Holdings LLC Agreement, subject to certain adjustments that were within the terms of the agreement and were approved by the company’s Board of Directors.

(c)	Upon the occurrence of these events, based on the Acquisition, the membership interests were valued using the purchase price calculated using the fair market value price to determine value.
(d)

Upon the occurrence of these events, all of the membership interests in Parent are repurchased at a price per unit equal to the lower of the original purchase price for the applicable unit or a formula purchase price determined as of the date of separation from employment. The formula purchase price is determined in the manner described in footnote (2)(b).

(7)	Transaction bonus that was contingent upon the change of control of the company and was paid at closing of the Transactions.

Director Compensation Table

The following table summarizes the annual cash compensation earned by the company’s non-employee directors during fiscal 2011:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles W. Peffer Audit Committee Chair	32,750	—	—	—	—	—	32,750

Brandon K. Barnholt	32,750	—	—	—	—	—	32,750
Robert End	21,750	—	—	—	—	—	21,750

(1)

The annual retainer paid to external directors is $20,000 with an additional annual retainer of $3,500 paid to the Audit Committee Chairman. Attendance at each Board and Audit Committee meeting was paid as $1,250 for in-person participation or $500 for teleconference participation. Compensation for directors for fiscal 2012 will increase to an annual retainer of $5,000 to the audit committee chairman.

No compensation was paid for service to Mr. Birosak or Mr. Hebbar, who represented BAML on our Board of Directors in fiscal 2011.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of NPC who served during fiscal 2011 were Christopher J. Birosak, Brandon K. Barnholt and Robert F. End. None of these Compensation Committee members were officers or employees of the company during fiscal 2011, were formerly company officers or had any relationship otherwise requiring disclosure. There were no interlocks or insider participating between any member of our Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of another company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Purchaser indirectly owns all of our issued and outstanding capital stock through its direct subsidiary and our direct parent, Parent, and Olympus and certain of its affiliates collectively own 98.3% of the outstanding capital stock of Purchaser, and members of management collectively own 1.7% of the outstanding capital stock of Purchaser.

The table below sets forth information concerning the beneficial ownership of Purchaser’s common stock as of March 1, 2012 for: (i) Olympus and its affiliates, (ii) each director currently serving on our Board of Directors, (iii) our Named Executive Officers and (iv) our current directors and executive officers as a group. At the close of business on March 1, 2012, there were 2,353,200 shares of Purchaser’s common stock outstanding.

Except as indicated in the footnotes to this table, (1) each person has sole voting and investment power with respect to all shares attributable to such person and (2) each person’s address is c/o NPC and Parent located at 7300 W. 129th Street, Overland Park, Kansas 66213.

Shareholders	Number of Common Shares	% Voting
5% shareholders:
Affiliates of Olympus(1)	2,312,700	98.3

Directors:
Paul A. Rubin(1)	—	*
Robert Morris(1)	—	*
Louis Mischianti(1)	—	*
Evan Eason(1)	—	*
Charles W. Peffer	—	*

Named Executive Officers:
James K. Schwartz (CEO and director)	20,500	*
Troy D. Cook (CFO)	13,500	*
D. Blayne Vaughn	1,480	*
Lavonne K. Walbert	1,130	*
Linda L.Sheedy	1,130	*

Directors and executive officers as a group (14 persons)	40,500	1.7%

(1)	Shares issued by Purchaser to Olympus and its affiliates are owned by Olympus Growth Fund V, L.P., a Delaware limited partnership, excluding its affiliates (“Olympus Growth”), Olympus Executive Fund II, L.P. (“Olympus Executive”), a Delaware limited partnership, and Olympus-1133 West Co-Investment Fund, L.P. (“Olympus West”), a Delaware limited partnership. Olympus Growth, Olympus Executive and Olympus West may be deemed to be beneficial owners of the Purchaser shares issued to each other. Each of Olympus Growth, Olympus Executive and Olympus West disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The address of each of Olympus Growth, Olympus Executive and Olympus West is c/o Olympus Growth Fund V, L.P., Metro Center, One Station Place, Stamford, Connecticut 06902. Robert Morris, Paul Rubin, Louis Mischianti and Evan Eason hold positions at Olympus and have been appointed to our Board of Directors. Each of Messrs. Morris, Rubin, Mischianti and Eason disclaims beneficial ownership of the shares held by Olympus or its affiliates described above.
*	Beneficially owns less than one percent of Purchaser’s outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Services Agreement

In connection with the Acquisition, NPC, Purchaser and the Sponsor entered into an advisory services agreement pursuant to which the Sponsor provides to Purchaser, NPC and its other direct or indirect subsidiaries certain advisory and management services. Pursuant to such agreement, upon the closing of the Acquisition the Sponsor received a transaction fee of $7.55 million and was reimbursed for all out-of-pocket expenses incurred by or on behalf of the Sponsor or its affiliates related to the Acquisition. In addition, such agreement provides that the Sponsor will receive a $1.0 million annual fee payable quarterly in arrears. Such agreement also provides that the Sponsor shall be entitled to receive (i) customary fees in connection with certain subsequent financing, acquisition, disposition and change of control transactions and (ii) reimbursement of out-of-pocket expenses incurred by the Sponsor or its designees in providing such services.

Exchange of Equity by Management

Pursuant to the terms of the Purchase Agreement, at the closing of the Acquisition, each of James Schwartz and Troy Cook exchanged a number membership interests of Parent currently held by them having an aggregate value of $2,050,000 and $1,350,000, respectively (in each case based on the equity purchase price per share under the Purchase Agreement), for 20,500 and 13,500 shares of Purchaser’s common stock, respectively.

Investment Agreement

In connection with the Acquisition, Purchaser entered into an investment agreement with Olympus and certain of its affiliates and certain members of NPC’s management, pursuant to which Purchaser issued and sold to the purchasers party thereto and such purchasers purchased from Purchaser equity securities of Purchaser. The aggregate purchase price for such equity securities was approximately $235.3 million, with such members of management purchasing $650,000 of such equity securities. Such agreement provides that, for so long as Olympus and its affiliates collectively hold at least 50% of the issued and outstanding shares of Purchaser’s common stock, Purchaser will not, and will cause NPC and its other subsidiaries not to, take any of the following actions (subject to certain exceptions) without the prior written consent of Olympus: (i) entering into any change of control transaction, (ii) paying any dividends or making any distributions, (iii) merging or consolidating with any other entity, (iv) selling or otherwise disposing of more than 20% of the consolidated assets of Purchaser and its subsidiaries, (v) liquidating, dissolving or effecting a recapitalization, (vi) acquiring any interest in any other entity or business or (vii) issuing or selling any equity interests other than pursuant to equity incentive plans approved by Purchaser’s board of directors).

Stockholders Agreement

In connection with the execution of the Purchase Agreement, Purchaser, Olympus, certain affiliates of Olympus, Messrs. Schwartz, Cook and Vaughn and Mss. Sheedy and Walbert and other members of management entered into a Stockholders Agreement, dated November 6, 2011. Such Stockholders Agreement became effective upon the consummation of the closing of the Acquisition. Such Stockholders Agreement contains arrangements with respect to the election of directors of Purchaser, NPC and the other subsidiaries of Purchaser (with Olympus entitled to appoint all such directors, except that the boards of directors of each entity are to include Mr. Schwartz so long as he is the chief executive officer of Purchaser), preemptive rights, restrictions on transfers of shares, tag along rights with respect to transfers by Olympus and its affiliates, drag along rights and mandatory repurchases of capital stock of Purchaser held by employees of Purchaser or its subsidiaries (including NPC) upon the termination of such employment.

Policy on Review, Approval or Ratification of Transactions with Related Persons

The charter of our audit committee currently in effect directs the audit committee as follows. The committee shall review with management and the independent auditor any material financial or other arrangements of NPC which are with related parties or any other transactions or courses of dealing with third parties that appear to involve terms or other aspects that differ from those that would likely be negotiated with independent parties, and which arrangements or transactions are relevant to an understanding of the NPC’s financial statements. The committee shall consult with counsel if, in the opinion of the committee, any matter under consideration by the committee has the potential for any conflict between the interests of NPC in order to ensure that appropriate procedures are established for addressing any such potential conflict and for ensuring compliance with all applicable laws.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Credit Facilities

In connection with the Transactions, NPC, as parent borrower, the other Issuers, as subsidiary borrowers (together with NPC, the “Borrowers”) and Parent, as a guarantor (the “Guarantor” and together with the Borrowers, the “Loan Parties”), entered into the Senior Secured Credit Facilities with Barclays Bank PLC (“Barclays”), as administrative agent and collateral agent, and the lenders party thereto from time to time. The following is a summary description of certain terms of our Senior Secured Credit Facilities.

The Senior Secured Credit Facilities provide for an aggregate maximum borrowing of $475.0 million, consisting of: (i) the Term Loan in an aggregate principal amount of $375.0 million and (ii) the Revolving Facility, providing for up to $100.0 million of revolving extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit). We had $27.7 million of letters of credit issued and outstanding on the closing date of the Acquisition, resulting in $72.3 million of borrowing capacity under our Revolving Facility at the closing of the Transactions. Concurrently with the consummation of the offering of the Old Notes, the full amount under the Term Loan was drawn and no amounts were drawn under the Revolving Facility. However, future letters of credit may be issued under the Revolving Facility in order to backstop or replace existing letters of credit under facilities no longer available as of the closing date of the Transactions. The proceeds of the Senior Secured Credit Facilities were used to refinance certain existing indebtedness of NPC, including the 2014 Notes and Existing Senior Secured Credit Facilities, to pay the cash consideration for the Acquisition and to pay fees and expenses incurred in connection with the Transactions. The Revolving Facility is available on a revolving basis to finance the working capital needs and general corporate purposes of NPC and its subsidiaries.

Maturity; Prepayments

The Revolving Facility matures in December 2016. The Term Loan matures in December 2018. The principal amount of the Term Loan amortizes in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Loan, with the balance payable at maturity.

Subject to certain exceptions, the Term Loan is subject to mandatory prepayments in amounts equal to:

•

100% of the net cash proceeds from any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation) by the Loan Parties and their restricted subsidiaries in excess of a certain amount and subject to customary reinvestment provisions and certain other exceptions;

•

100% of the net cash proceeds from issuances or incurrences of debt by the Loan Parties and their restricted subsidiaries (other than indebtedness permitted by the Senior Secured Credit Facilities); and

•	50% (with stepdowns to 25% and 0% based upon achievement of a specified total leverage ratio) of annual excess cash flow of Loan Parties and their restricted subsidiaries.

Voluntary prepayments and commitment reductions are permitted.

Security; Guarantees

The obligations of the Borrowers under the Senior Secured Credit Facilities are guaranteed by Parent and each of its direct and indirect, existing and to the extent any are created in the future, domestic material wholly-owned restricted subsidiaries.

The Senior Secured Credit Facilities and any swap agreements and cash management arrangements provided by any lender party to the Senior Secured Credit Facilities are secured on a first priority basis by a perfected security interest in substantially all of NPC’s, each other Borrower’s and each guarantor’s tangible and intangible assets, including U.S. registered intellectual property, real property and all of the non-voting capital stock of NPC, the other Borrowers and each restricted subsidiary, subject to certain customary exceptions.

Interest

At our election, the interest rate per annum applicable to the loans under the Senior Secured Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate of Barclays Bank PLC, (b) the federal funds rate plus 0.50% and (c) the Eurodollar rate applicable for an interest period of one month plus 1.00%, plus an applicable margin or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin. Provided, however, that notwithstanding the rate calculated in accordance with the foregoing, with respect to the Term Loan, we expect that at no time shall the base rate be less than 2.25% or the Eurodollar rate be less than 1.25%, in each case subject to market conditions. After the refinancing of the Senior Secured Credit Facilities on March 28, 2012, the applicable margin for the Senior Secured Credit Facilities is as follows: (i) for the Term Loan, 3.00% for base rate loans and 4.00% for Eurodollar rate loans, and (ii) for the Revolving Facility, 4.25% for base rate loans and 5.25% for Eurodollar rate loans, however the applicable margin with respect to the Revolving Facility shall be subject to reduction after financial statements have been delivered for the first full fiscal quarter after the closing date based on the total leverage ratio.

Fees

We will pay certain fees with respect to the Senior Secured Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (iii) administration fees.

Covenants

The Senior Secured Credit Facilities contain a number of customary affirmative and negative covenants that, among other things, will limit or restrict the ability of Parent and its restricted subsidiaries (including each Borrower) to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell assets (with exceptions for sales of company-owned restaurants to franchisees, subject to certain restrictions);

•	pay dividends and make other payments in respect of capital stock;

•	make capital expenditures;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain unsecured, subordinated and other junior indebtedness;

•	engage in certain transactions with affiliates;

•	enter into negative pledge clauses and clauses restricting subsidiary distributions; and

•	change its line of business.

In addition, under the Senior Secured Credit Facilities, NPC is required to comply with specified financial ratios, including a maximum total leverage ratio and a minimum interest coverage ratio.

Events of Default

The Senior Secured Credit Facilities contain customary events of default, including nonpayment of principal when due; nonpayment of interest when due, fees or other amounts after grace periods to be agreed; material inaccuracy of a representation or warranty when made; violation of a covenant; cross-default to material indebtedness; bankruptcy events of the borrower or its material subsidiaries; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee, security document or subordination provisions; non-perfection of security interest covering a material portion of the collateral; and a change of control. Our ability to borrow under the Senior Secured Credit Facilities is dependent on, among other things, our compliance with the above-described financial ratios. Failure to comply with these ratios or the other provisions of the credit agreement for the Senior Secured Credit Facilities (subject to certain grace periods) could, absent a waiver or an amendment from the lenders under such agreement, restrict the availability of the Revolving Facility and permit the acceleration of all outstanding borrowings under the credit agreement.

DESCRIPTION OF THE EXCHANGE NOTES

General

NPC International, Inc. (“NPC”), NPC Operating Company A, Inc. (“NPC Op Co A”) and NPC Operating Company B, Inc. (“NPC Op Co B ” and, together with NPC and NPC Op Co A, the “Issuers”) collectively offered the Old Notes under an indenture dated as of December 28, 2011 (the “Indenture”) among the Issuers, the Guarantor and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Exchange Notes offered in exchange for the Old Notes will be substantially identical to the terms of the Old Notes, except that the Exchange Notes are registered under the Securities Act, and the transfer restrictions, registration rights and related additional interest terms applicable to the Old Notes (as described under “Exchange Offer—Purpose of the Exchange Offer”) will not apply to the Exchange Notes. As a result, we refer to the Exchange Notes and the Old Notes together as the “Notes” for purposes of the following summary. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions thereof, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as a Holder of the Notes. You may request copies of the Indenture at our address set forth in “Prospectus Summary” elsewhere in this prospectus.

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (x) the terms “we,” “our,” “us,” and “NPC” each refer to NPC International, Inc. and not to any of its Affiliates and (y) the term the “Issuers” refers to NPC, NPC Op Co A and NPC Op Co B and not to any of their respective other Subsidiaries.

Brief Description of Notes

The Notes:

•	are joint and several obligations of the Issuers;

•	are unsecured senior obligations of each Issuer;

•	are pari passu in right of payment to all existing and future unsecured and unsubordinated Indebtedness (including the Senior Credit Facilities) of each Issuer;

•	are effectively subordinated to all Secured Indebtedness of each Issuer (including the Senior Credit Facilities) to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any future Subordinated Indebtedness of each Issuer;

•

are guaranteed on an unsecured senior basis by our immediate parent, NPC Acquisition Holdings, LLC (“Parent”) and any Restricted Subsidiary (other than an Issuer) that guarantees the Senior Credit Facilities.

Guarantees

The Guarantor, as primary obligor and not merely as a surety, has initially jointly and severally, irrevocably and unconditionally guaranteed, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of each Issuer under the Indenture and the Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

The Notes have been guaranteed by each future domestic subsidiary that guarantees NPC’s Senior Credit Facilities. NPC does not currently have any subsidiaries other than NPC Op Co A and NPC Op Co B. Each

Guarantee of the Notes is a general unsecured obligation of each Guarantor, is pari passu in right of payment with all existing and future unsecured and unsubordinated Indebtedness of each such entity (including its guarantee of the Senior Credit Facilities), will be effectively subordinated to all Secured Indebtedness of such guarantor (including its guarantee of the Senior Credit Facilities) and is senior in right of payment to all existing and future Subordinated Indebtedness of each such entity.

The obligations of each Guarantor under its Guarantee is limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Relating to the Exchange Notes—Under certain circumstances a court could cancel the Notes or the related guarantees under fraudulent conveyance laws.”

A Guarantee (including any Liens in support thereof) by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary, or all or substantially all the assets of such Guarantor which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge by such Guarantor of its guarantee of the Senior Credit Facilities;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Issuers exercising their legal defeasance option or covenant defeasance option as described below under “Legal Defeasance and Covenant Defeasance” or the Issuers’ obligations under the Indenture being discharged in accordance with the terms of the Indenture, as described below under “Satisfaction and Discharge”; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee will rank pari passu in right of payment to all existing and future unsecured and unsubordinated Indebtedness of each Issuer or the relevant Guarantor, as the case may be, including the obligations of each Issuer and such Guarantor under the Senior Credit Facilities.

The Notes and the Guarantees are effectively subordinated in right of payment to all of the Issuers’ and the Guarantors’ existing and future Secured Indebtedness to the extent of the value of the collateral securing such Secured Indebtedness. As of December 27, 2011, on a pro forma basis after giving effect to the Transactions, the Issuers and the Guarantor would have had $375.0 million of Secured Indebtedness outstanding, consisting of borrowings under the Senior Credit Facilities. As of December 27, 2011, on a pro forma basis after giving effect to the Transactions, the Issuers would also have had (1) $72.3 million available for borrowing under the Revolving Facility (after taking into account approximately $27.7 million of outstanding undrawn letters of credit), which, if borrowed, would be Secured Indebtedness and (2) the option to raise additional incremental term loans under the Term Facility and incremental commitments under the Revolving Facility up to an aggregate principal amount of $125.0 million, which, if borrowed, would be Secured Indebtedness.

Although the Indenture contains limitations on the amount of additional Indebtedness that NPC and its Restricted Subsidiaries (including the other Issuers and the Guarantors) may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Indebtedness that is not subordinated to the Notes. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The initial paying agent for the Notes is the Trustee. The initial registrar is the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuers. NPC may change the paying agent or the registrar without prior notice to the Holders. NPC or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before the mailing of a notice of redemption of Notes.

Principal, Maturity and Interest

The Issuers issued $190,000,000 of Notes on December 28, 2011 and will exchange the Old Notes for Exchange Notes in the Exchange Offer. The Notes will mature on January 15, 2020. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuers may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes“). The Notes offered by the Issuers and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Exchange Notes” include any Additional Notes that are actually issued.

Interest on the Notes accrues at the rate of 10  1/2% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2012 to the Holders of Notes of record on the immediately preceding January 1 and July 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360 day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes is payable at the office or agency of NPC or, at the option of NPC, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by NPC, NPC’s office or agency will be the office of the Trustee maintained for such purpose.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture and this Description of the Exchange Notes, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” The Issuers may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

At any time prior to January 15, 2016, the Issuers may redeem all or a part of the Notes, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date“), subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after January 15, 2016, the Issuers may redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on January 15 of each of the years indicated below:

Year	Percentage
2016	105.250%
2017	102.625%
2018 and thereafter	100.000%

In addition, until January 15, 2015, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Notes issued by them at a redemption price equal to 110.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of each such redemption; and provided, further, that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

If the Issuers redeem less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer“) at a price in cash (the “Change of Control Payment“) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date of such notice (the “Change of Control Payment Date“);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes, provided that the paying agent receives, not later than the close of business on the 27th day following the date of the Change of Control notice, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Issuers are purchasing less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

(1) accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuers.

The Senior Credit Facilities prohibit, and future credit agreements or other agreements relating to Indebtedness to which any Issuer becomes a party may prohibit or limit, the Issuers from purchasing any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of their lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, the Issuers will remain prohibited from purchasing the Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture. The Senior Credit Facilities provide that certain change of control events with respect to NPC would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a Change of Control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made by us or a third party in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of NPC to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of NPC. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require NPC to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that NPC will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

(1) NPC or such Restricted Subsidiary, as the case may be, receives consideration at the time of such (as determined by NPC in good faith) Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by NPC or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents, Related Business Assets or a combination thereof; provided that the amount of:

(a) any liabilities (as shown on NPC’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of NPC or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets,

(b) any securities, notes or other obligations received by NPC or such Restricted Subsidiary from such transferee that are converted by NPC or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by NPC or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $20.0 million and (y) 2.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds of any Asset Sale, NPC or such Restricted Subsidiary, at its option, may apply an amount equal to the Net Proceeds from such Asset Sale:

(1) to permanently reduce:

(a) Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under other Indebtedness that is not subordinated in right of payment to the Notes (and to correspondingly reduce commitments with respect thereto); provided that NPC shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Notes to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid, or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to NPC or another Restricted Subsidiary,

(2) to (a) acquire Capital Stock of another Person that results in NPC or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such Person such that such

Person constitutes a Restricted Subsidiary, (b) make capital expenditures or (c) acquire other assets, in each of (a), (b) and (c), used or useful in a Similar Business,

(3) to (a) acquire Capital Stock of another Person that results in NPC or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such Person such that such Person constitutes a Restricted Subsidiary, (b) acquire properties or (c) acquire other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale, or

(4) any combination of clauses (1) through (3) of this paragraph;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as NPC or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days after such 365 day period (an “Acceptable Commitment“) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, NPC or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment“) within 180 days of such cancellation or termination; provided, further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time periods set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuers shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness“), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer“), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is an integral multiple of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes tendered. Selection in respect of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds with respect to which such Asset Sale Offer was made shall be reset to zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the Net Proceeds may be applied temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invested in any manner not prohibited by the Indenture.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities prohibit, and future credit agreements or other agreements relating to Indebtedness to which NPC becomes a party may prohibit or limit, the Issuers from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of their lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, they will remain prohibited from purchasing the Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Selection and Notice

If the Issuers are redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid (and in the case of Notes held in book-entry form, by electronic transmission), at least 30 but not more than 60 days before the purchase or redemption date to such Holder’s registered address or otherwise delivered in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuers will issue a new Note in a principal amount equal to the unredeemed or unpurchased portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. Notes accepted for payment pursuant to a Change of Control Offer or Asset Sale Offer will cease to accrue interest on the Change of Control Payment Date or the Asset Sale Offer payment date, as applicable.

Certain Covenants

Limitation on Restricted Payments

NPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay (without duplication) any dividend or make any payment or distribution on account of NPC’s, or any of its Restricted Subsidiaries’, Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends, payments or distributions by NPC payable solely in Equity Interests (other than Disqualified Stock) of NPC; or

(b) dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, NPC or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of NPC or any direct or indirect parent of NPC held by Persons other than NPC or a Restricted Subsidiary, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased, repurchased or acquired in anticipation of satisfying a sinking fund obligation, principal installment, mandatory redemption or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) (other than an exception thereto) above being collectively referred to as “Restricted Payments“), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, NPC could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by NPC and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (6)(c) and (9) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of NPC for the period (taken as one accounting period) beginning on December 28, 2011, to the end of NPC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by NPC since the Issue Date from the issue or sale of:

(i) (A) Equity Interests of NPC, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of NPC, any direct or indirect parent company of NPC and NPC’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds, marketable securities or other property are actually contributed to NPC, Equity Interests of NPC’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) convertible or exchangeable debt securities of NPC, in each case, that have been converted into or exchanged for Equity Interests of NPC;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or convertible debt securities of NPC sold to a Restricted

Subsidiary, (X) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (Y) Excluded Contributions or (Z) any offering of Equity Interests to the extent such proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of NPC following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received (or deemed received in the case of a release of a guarantee) by means of:

(i) the sale or other disposition (other than to NPC or a Restricted Subsidiary) of Restricted Investments made by NPC or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from NPC or its Restricted Subsidiaries and repayments of loans or advances or other transfers of assets or returns of capital, and releases of guarantees, which constitute Restricted Investments by NPC or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii) the sale or other disposition (other than to NPC or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by NPC or a Restricted Subsidiary pursuant to clauses (7), (10) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend, distribution or other payment from an Unrestricted Subsidiary after the Issue Date; plus

(e) with respect to Restricted Investments in a Person (other than an Unrestricted Subsidiary) made by NPC and its Restricted Subsidiaries after the Issue Date, 100% of the fair market value of NPC’s and its Restricted Subsidiaries’ Investment in such Person at the time such Person becomes a Restricted Subsidiary as a result of or in connection with an additional Investment by NPC or a Restricted Subsidiary, less the amount of such additional Investment; provided that any Investment in such Person still outstanding will be deemed to be zero for purposes of this covenant; plus

(f) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by NPC or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution or consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice such payment or redemption would have complied with the provisions of the Indenture;

(2)(a) the purchase, redemption, repurchase, defeasance, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock“) of NPC (including the declaration and payment of accrued dividends on such Treasury Capital Stock) or Subordinated Indebtedness of NPC or any of its Restricted Subsidiaries or any Equity Interests of any direct or indirect parent company of NPC, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of NPC or any direct or indirect parent company of NPC to the extent contributed to NPC (in each case, other than any Disqualified Stock, Excluded Contributions or any Equity Interests to the extent the net cash proceeds of the sale of such Equity Interests have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (“Refunding Capital Stock“) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to purchase, redeem, repurchase, defease, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of NPC) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or a Guarantor, as the case may be, which is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value, plus the amount of any premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, defeased, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, defeased, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired;

(4) the purchase, redemption, defeasance or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of NPC or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of NPC, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $7.5 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $12.5 million in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of NPC and, to the extent contributed to NPC, Equity Interests of any of NPC’s direct or indirect parent companies, in each case to employees, directors or consultants of NPC, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments as described in clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by NPC or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to NPC from employees, directors or consultants of NPC, any of NPC’s direct or indirect parent companies or any of NPC’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of NPC or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of NPC or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock issued by NPC after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of NPC, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to NPC from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, NPC would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not to exceed the greater of (x) $20.0 million and (y) 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or convertible securities if such Equity Interests represent a portion of the exercise price of such options, warrants or convertible securities and payments of cash in lieu of the issuance of fractional shares of Capital Stock upon exercise or conversion of securities exercisable or convertible into Capital Stock;

(9) the declaration and payment of dividends on NPC’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of NPC’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to NPC in or from any such public offering, other than public offerings with respect to NPC’s common stock registered on Form S-8 and other than any public sale constituting (i) an Excluded Contribution or (ii) a sale of Equity Interests to the extent the net cash proceeds of the sale of such Equity Interests have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $25.0 million;

(12) any Restricted Payment made to effect the Acquisition Transactions and the payment of fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(13) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(14) the declaration and payment of dividends by NPC to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of NPC and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that NPC and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were NPC, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of NPC to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of NPC and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of NPC to the extent such costs and expenses are attributable to the ownership or operation of NPC and its Restricted Subsidiaries; and

(e) fees and expenses related to any unsuccessful equity or debt offering of such parent entity; and

(15) the distribution by dividend or otherwise, of a Restricted Investment, or any Investment made with a previously existing Restricted Investment;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (11), no Default shall have occurred and be continuing or would occur as a consequence thereof.

All of NPC’s Subsidiaries are currently Restricted Subsidiaries. NPC will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by NPC and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment or Permitted Investments in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (15) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

NPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and any of them, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and NPC will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that NPC may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for NPC for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, however, that Restricted Subsidiaries that are not Guarantors or Issuers may not incur Indebtedness or issue Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $20.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors or Issuers is outstanding pursuant to this paragraph at such time.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by NPC or any of its Restricted Subsidiaries (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $600.0 million outstanding at any one time, less the aggregate of permanent mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with Net Proceeds from an Asset Sale or series of related Asset Sales that constitutes the sale, transfer, conveyance or other disposition of all or substantially all of a segment (as defined under GAAP) of NPC (other than any segment predominantly composed of assets acquired by NPC or its Restricted Subsidiaries subsequent to the Issue Date);

(2) the incurrence by any Issuer and any Guarantor of Indebtedness represented by the Notes or any exchange notes (including any Guarantee) (other than any Additional Notes);

(3) Indebtedness of NPC and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by NPC or any of its Restricted Subsidiaries, to finance (whether prior to or within 270 days after) the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in a principal amount, together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued and outstanding under this clause (4) (together with any Refinancing Indebtedness in respect thereof) not to exceed the greater of (a) $25.0 million and (b) 2.5% of Total Assets in the aggregate at any one time outstanding;

(5) Indebtedness incurred by NPC or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including letters of credit in respect of obligations owing to franchisors under franchise agreements, workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding the foregoing; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of NPC or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(a) such Indebtedness is not reflected on the balance sheet of NPC, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received by NPC and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness or Disqualified Stock of NPC to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness or Disqualified Stock (except (a) to NPC or another Restricted Subsidiary or (b) a pledge of Indebtedness referred to in this clause (7) shall not be deemed a transfer until the pledgee commences actions to foreclose on such Indebtedness) shall be deemed, in each case, to be an incurrence of such Indebtedness or Disqualified Stock;

(8) Indebtedness of a Restricted Subsidiary to NPC or another Restricted Subsidiary; provided that if a Guarantor or Issuer incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor or obligations in respect of the Notes of such Issuer, as applicable; provided, further, that any subsequent transfer of any such Indebtedness (except (a) to NPC or another Restricted Subsidiary or (b) a pledge of Indebtedness referred to in this clause (8) shall not be deemed a transfer until the pledgee commences actions to foreclose on such Indebtedness) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Disqualified Stock or Preferred Stock of a Restricted Subsidiary issued to NPC or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Disqualified Stock or Preferred Stock (except (a) to NPC or another of its Restricted Subsidiaries or (b) a pledge of the shares of Disqualified Stock or Preferred Stock referred to in this clause (9) shall not be deemed a transfer until the pledgee commences actions to foreclose on such Disqualified Stock or Preferred Stock) shall be deemed in each case to be an issuance of such shares of Disqualified Stock or Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity price risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by NPC or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of NPC and Indebtedness, Disqualified Stock or Preferred Stock of NPC or any of its Restricted Subsidiaries in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of NPC or cash contributed to the capital of NPC (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to NPC or any of its Subsidiaries)

as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clause (1) or (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of NPC and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred or issued pursuant to this clause (12)(b) does not at any one time outstanding exceed $45.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued pursuant to this clause (12)(b) shall cease to be deemed incurred or issued and outstanding for purposes of this clause (12)(b) but shall be deemed incurred or issued for the purposes of the first paragraph of this covenant from and after the first date on which NPC or such Restricted Subsidiary could have incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees and expenses in connection therewith (the “Refinancing Indebtedness“) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of NPC that is not a Guarantor or Issuer that refinances Indebtedness or Disqualified Stock of NPC; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of NPC that is not a Guarantor or Issuer that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor or Issuer;

(14) provided no Default shall have occurred and be continuing or would occur after giving effect to the incurrence thereof, Indebtedness, Disqualified Stock or Preferred Stock of (x) NPC or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by NPC or any Restricted Subsidiary or merged into NPC or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either

(a) NPC would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of NPC is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within three Business Days of its incurrence;

(16) Indebtedness of NPC or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by NPC or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of an Issuer or a Guarantor, provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of NPC or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(19) Indebtedness consisting of Indebtedness issued by NPC or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of NPC or any direct or indirect parent company of NPC to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (19) above or is entitled to be incurred pursuant to the first paragraph of this covenant, NPC, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date or any refinancing thereof that is secured by a Lien will at all times be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, NPC will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs of this covenant.

Accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

NPC will not, and will not permit any other Issuer or Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness, on any asset or property of an Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (i) Liens securing the Notes and the related Guarantees, (ii) Liens securing Indebtedness in an amount equal to the amount permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (iii) Liens securing Indebtedness in an amount that at the time of incurrence of any such Indebtedness would not cause the Consolidated Secured Indebtedness Leverage Ratio to exceed 3.5 to 1.0 and (iv) Liens securing Indebtedness that serves to refinance or replace Indebtedness previously secured by a Lien pursuant to clause (iii) or this clause (iv); provided that the amount of such new Indebtedness secured by such Liens does not exceed the amount of such Indebtedness being refinanced or replaced;

provided that any Lien which is granted to secure the Notes or the Guarantees pursuant to this covenant shall be discharged at the same time as the discharge of the Lien that gave rise to the obligation to so secure the Notes or the Guarantees.

For purposes of determining compliance with this covenant (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens described in clauses (1) through (25) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described in clauses (1) through (25) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, NPC shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being incurred or existing pursuant to only one of such clauses or pursuant to the first paragraph of this covenant; provided that, for the purposes of this paragraph, all Liens securing Indebtedness outstanding under the Credit Facilities on the Issue Date or any refinancing thereof that is secured by a Lien will at all times be treated as incurred on the Issue Date under subclause (2)(ii) of the first paragraph of this covenant.

Merger, Consolidation or Sale of All or Substantially All Assets

NPC may not consolidate or merge with or into or wind up into (whether or not NPC is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) NPC is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than NPC) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the jurisdiction of organization of NPC or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than NPC, expressly assumes all the obligations of NPC under the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company would be no less than such ratio for NPC immediately prior to such transaction;

(5) each Guarantor, unless it is (a) the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, or (b) a Guarantor that will be released from its obligations under its Guarantee in connection with such transactions, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement;

(6) if the Successor Company is not organized as a corporation after such transaction, a Restricted Subsidiary of the Successor Company shall be a co-obligor of the Notes pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and

(7) NPC shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for NPC, as the case may be, under the Indenture and the Notes, and NPC will automatically be released and discharged from its obligations under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to NPC, and

(2) NPC may merge with an Affiliate of NPC, as the case may be, solely for the purpose of reincorporating NPC in a State of the United States so long as the amount of Indebtedness of NPC and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee or obligations of Issuers other than NPC upon the sale, disposition or transfer of a guarantor, no Guarantor or Issuer (other than NPC) will, and NPC will not permit any Guarantor or Issuer (other than NPC) to, consolidate or merge with or into or wind up into (whether or not NPC, any other Issuer or a Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor or Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor or Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor or Issuer, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor, other Issuer or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor or Issuer, expressly assumes all the obligations of such Guarantor or Issuer under the Indenture and such Guarantor’s related Guarantee or obligations as an Issuer pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) NPC shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, as applicable, such Guarantor under the Indenture and such Guarantor’s Guarantee or such Issuer under the Indenture and such Issuer’s obligations as an Issuer. Notwithstanding the foregoing, any Guarantor or Issuer (other than NPC) may merge into or transfer all or part of its properties and assets to another Guarantor or an Issuer.

Transactions with Affiliates

NPC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of NPC (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to NPC or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by NPC or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) NPC delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million, a resolution adopted by the majority of the board of directors of NPC approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among NPC or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” (other than subclause (12) of the second paragraph thereof), Permitted Investments, transactions excluded from the definition of Restricted Payments and any agreements providing for any of the foregoing;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses paid to, and indemnities provided for the benefit of, the Investors pursuant to the Advisory Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of NPC, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which NPC or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to NPC or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to NPC or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by NPC or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment as determined in good faith by senior management or the board of directors of NPC is not disadvantageous in any material respect to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the board of directors of NPC;

(7) the existence of, or the performance by NPC or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by NPC or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect to the Holders when taken as a whole, as determined in good faith by senior management or the board of directors of NPC;

(8) the Acquisition Transactions and the payment of all fees and expenses related to the Acquisition Transactions, in each case as disclosed in this prospectus or contemplated by the Transaction Agreement;

(9) transactions with Unrestricted Subsidiaries, customers, clients, suppliers, joint venture partners, lessors or lessees of property or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to NPC and its Restricted Subsidiaries, in the reasonable determination of the board of directors of NPC or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of NPC;

(11) payments by NPC or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of NPC in good faith;

(12) payments or loans (or cancellation of loans) to employees or consultants of NPC, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by NPC in good faith;

(13) pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of the lenders to such Unrestricted Subsidiaries; and

(14) any sale of securities (including Disqualified Stock but excluding other Capital Stock) made to an Affiliate on the same terms as are being made to non-Affiliate investors in any public or private sale of such securities and any transactions involving such securities where such Affiliate is treated no more favorably than the non-Affiliate investors.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

NPC will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors or Issuers to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to NPC or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits (except for any dividend or liquidation priority between classes of Capital Stock); or

(b) pay any Indebtedness owed to NPC or any of its Restricted Subsidiaries;

(2) make loans or advances to NPC or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to NPC or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation;

(b) the Indenture and the Notes;

(c) purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) any applicable laws, rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by NPC or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of NPC pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(j) customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(k) provisions contained in franchise agreements; provided that such encumbrances and restrictions will not materially affect the ability of an Issuer to make principal and interest payments on the Notes, as determined in good faith by the senior management or board of directors of NPC;

(l) Indebtedness of a Restricted Subsidiary permitted to be incurred by the Indenture; provided that such encumbrances and restrictions will not materially affect the ability of NPC to make principal and interest payments on the Notes, as determined in good faith by the senior management or board of directors of NPC; and

(m) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (l) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of NPC, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

NPC will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries, other than a Guarantor or an Issuer, to guarantee the payment of the Senior Credit Facilities unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against NPC or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

Reports and Other Information

Whether or not required by the SEC, so long as any Notes are outstanding, NPC will furnish to the Trustee and post on its website, within 15 days after it files (or would have been required to file) with the SEC, (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and, with respect to the annual information only, a report on the annual consolidated financial statements of NPC of its independent public accountants and (2) the information that would be required on Form 8-K (other than pursuant to Section 3 and Item 5.04 of Form 8-K), in each case as if NPC were required to file such forms. In addition, to the extent not satisfied by the foregoing, NPC has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of NPC becomes a guarantor of the Notes, the Indenture permits NPC to satisfy its obligations in this covenant with respect to financial information relating to NPC by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to NPC and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting on its website within 15 days of the time periods after NPC would have been required to file annual and interim reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus; provided, however, that the Trustee shall have no responsibility whatsoever to determine if such filing or posting has occurred.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;

(3) failure by any Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by NPC or any of its Restricted Subsidiaries or the payment of which is guaranteed by NPC or any of its Restricted Subsidiaries, other than Indebtedness owed to NPC or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregates $25.0 million or more at any one time outstanding;

(5) failure by NPC or any Significant Subsidiary to pay final judgments aggregating in excess of $25.0 million (net of any amounts which are covered by insurance), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to an Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture and such Default continues for 10 Business Days.

If any Event of Default (other than of a type specified in clause (6) above with respect to an Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section with respect to an Issuer, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of any Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuers and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Indenture and the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) each Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and each Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each other Restricted Subsidiary released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to an Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuers must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to effect such Legal Defeasance or Covenant Defeasance and the granting of Liens in connection therewith);

(6) the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, including that no intervening bankruptcy of an Issuer or any of their respective Restricted Subsidiaries has occurred between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of an Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuers shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of any Issuer or any Guarantor or others; and

(8) the Issuers shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and an Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith);

(c) the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Release of Co-Issuers

The Indenture shall provide by its terms that the obligations of any Issuer (other than NPC) in respect of the Notes (including any Liens in support thereof) shall be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Issuer (including any sale, exchange or transfer), after which the applicable Issuer is no longer a Restricted Subsidiary, or all or substantially all the assets of such Issuer which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge by such Issuer of its obligations in respect of the Senior Credit Facilities;

(c) the proper designation of any Restricted Subsidiary that is an Issuer (other than NPC) as an Unrestricted Subsidiary; or

(d) the Issuers exercising their legal defeasance option or covenant defeasance option as described below under “Legal Defeasance and Covenant Defeasance” or the Issuers’ obligations under the Indenture being discharged in accordance with the terms of the Indenture, as described below under “Satisfaction and Discharge”; and

(2) such Issuer delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by NPC or its Affiliates (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or reduce the premium payable upon the redemption of such Notes or change the time (except those providing when notice of redemption is to be provided to the Trustee or Holders) at which any Note may be redeemed (in each case other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(9) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of any Issuer’s or any Guarantor’s obligations to the Holders in a transaction that otherwise complies with the Indenture;

(5) to make any change that would provide any additional rights or benefits to the Holders or that in the good faith judgment of the board of directors of NPC does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon any Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of Additional Notes, exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to secure the Notes or add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes; or

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment in the good faith judgment of the board of directors of NPC does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of NPC or its Subsidiaries, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and to be construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition Transactions” means the transactions contemplated by the Transaction Agreement or to effect the transactions contemplated thereby, the issuance of the Notes, borrowings under the Senior Credit Facilities as in effect on the Issue Date and equity investments by members of NPC’s management in NPC International Holdings, Inc.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Advisory Agreement” means the management agreement entered into on the Issue Date between one or more of the Investors and NPC.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at January 15, 2016 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through January 15, 2016 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of NPC or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests (other than directors’ qualifying shares or shares or interests to be held by foreign nationals) of any Restricted Subsidiary;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities;

(b) any disposition of obsolete, damaged or worn out equipment or other assets in the ordinary course of business, any disposition of inventory or other current assets in the ordinary course of business or the disposition of property or equipment no longer used or useful in the business of NPC and its Restricted Subsidiaries;

(c) the disposition of all or substantially all of the assets of NPC in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(d) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment;

(e) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $5.0 million;

(f) any disposition of property or assets or issuance of Equity Interests by a Restricted Subsidiary of NPC to NPC or by NPC or a Restricted Subsidiary of NPC to another Restricted Subsidiary of NPC;

(g) the license or sublicense of intellectual property or other intangibles;

(h) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(i) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(j) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(k) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(l) Permitted Liens, foreclosures on assets and the disposition of property or assets received upon foreclosure by NPC or a Restricted Subsidiary; and

(m) any financing transaction with respect to property built or acquired by NPC or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any lease existing on the Issue Date that is not characterized as a Capitalized Lease Obligation on the Issue Date shall not be reclassified as a Capitalized Lease Obligation as a result of any changes in interpretative releases or literature regarding GAAP or any requirements by the independent auditors of the Issuers.

“Cash Equivalents” means:

(1) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(2) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(3) repurchase obligations for underlying securities of the types described in clauses (1) and (2) entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(5) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(6) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(7) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(8) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency); and

(9) investment funds investing 95% of their assets in cash and securities of the types described in clauses (1) through (8) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of NPC and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) NPC becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of NPC.

Notwithstanding the preceding, a conversion of NPC or any of its Restricted Subsidiaries from a limited partnership, corporation, limited liability company or other form of entity to a limited partnership, corporation, limited liability company or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests for another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision) who beneficially owned the Capital Stock of NPC immediately prior to such transactions continue to beneficially own in the aggregate more than 50% of the Voting Stock of such entity and no “person,” excluding any Permitted Holders, beneficially owns more than 50% of the Voting Stock of such entity.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (w) any Additional Interest, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment and other financing fees); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of (a) extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto), (b) extraordinary, non-recurring or unusual expenses, (c) severance, (d) relocation costs, (e) curtailments or modifications to pension and post-retirement employee benefit plans and (f) other expenses relating to the Acquisition Transactions, in each case shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by NPC’s board of directors or senior management) shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of NPC shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of NPC will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the referent Person and its Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Acquisition Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from (a) the early extinguishment of Indebtedness or (b) Hedging Obligations or other derivative instruments (including the application of Statement of Financial Accounting Standards No. 133) shall be excluded,

(9) any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11) any fees, expenses and charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, disposition, recapitalization, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any non-recurring costs incurred during such period as a result of any such transaction shall be excluded, and

(12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Acquisition Transactions in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the first paragraph of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by NPC and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from NPC and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by NPC or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

“Consolidated Secured Indebtedness Leverage Ratio” means, as of any date of determination, the ratio of (i) Total Secured Indebtedness as of such date of determination to (ii) EBITDA of NPC for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, with such pro forma and other adjustments to EBITDA as are appropriate and consistent with the pro forma and other adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to NPC or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender, group of lenders or trustee.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by NPC or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of NPC or any direct or indirect parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by NPC or any of its Subsidiaries) and is designated as Designated Preferred Stock, pursuant to an Officer’s Certificate or a comparable certificate of the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any plan for the benefit of employees of NPC or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by NPC or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any fees, expenses or charges (other than depreciation or amortization expense) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Senior Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any pre-opening costs and any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions or dispositions after the Issue Date and costs related to the closure and/or consolidation of restaurants or other facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates”; plus

(i) any costs or expense incurred by NPC or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expense are funded with cash proceeds contributed to the capital of NPC or net cash proceeds of an issuance of Equity Interest of NPC (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; plus

(j) the amount of “run-rate” cost savings projected by NPC in good faith to result from actions either taken or initiated prior to or during such period (which cost savings shall be calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized or expected to be realized prior to or during such period from such actions; provided that (A) NPC shall have in good faith determined that (x) such cost savings are reasonably identifiable, reasonably attributable to the actions specified and reasonably anticipated to result from such actions and (y) such actions have been taken or initiated and the benefits therefrom are anticipated by NPC to be realized within 12 months and (B) no cost savings shall be added pursuant to this clause (j) to the extent duplicative of any expenses or charges relating to such cost savings that are otherwise included in EBITDA with respect to such period or duplicative of any pro forma adjustments determined in the calculation of Consolidated Secured Indebtedness Leverage Ratio or Fixed Charge Coverage Ratio; plus

(k) expenses (including legal fees and expenses, settlement payments or other judgment award payments) incurred in connection with the Jeffery Wass and Mark Smith et. al. vs. NPC International, Inc., Case No. 2:09 CV 2254 JWL KGS (and any appeal or settlement thereof) and related state level lawsuits; plus

(l) for the fourth fiscal quarter of fiscal 2011, $300,000 representing the portion of the amounts of advertising expected to be rebated to NPC and its Restricted Subsidiaries in fiscal 2012; plus

(m) a run rate adjustment for delivery drivers to account for the number of drivers converted to the tip wage payment system on the last day of such period as if they were on the tip wage payment system on the first day of such period; and

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock (excluding Disqualified Stock) of NPC or any of its direct or indirect parent companies other than:

(1) public offerings with respect to NPC’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of NPC; and

(3) any such public or private sale that constitutes an Excluded Contribution or a sale of Equity Interests to the extent the net cash proceeds of the sale of such Equity Interests have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or other assets received by NPC from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of NPC or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of NPC) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of NPC,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate within 90 days of either the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments” and which are not used as the basis for the incurrence of Indebtedness or the issuance of Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by NPC in good faith; provided that if the fair market value is equal to or exceeds $10.0 million, such determination shall be made by the board of directors of NPC.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that any Issuer or any Guarantor incurs, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues, redeems, purchases, retires or otherwise acquires Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance, redemption, purchase, retirement or other acquisition of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by any Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into any Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of NPC (and with respect to acquisitions or dispositions, may give effect, without limitation, for tangible operational changes achievable within one year after the consummation of the acquisition (or disposition) due to field expense differentials, royalty payments made to Pizza Hut, Inc., contractual rent payments on real estate and equipment and general and administrative cost differences, payments in respect of supply contracts and insurance policies, all as determined in good faith by NPC). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of NPC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as NPC may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of (without duplication):

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of a Restricted Subsidiary during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock or Designated Preferred Stock during such period.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuers’ Obligations under the Indenture.

“Guarantor” means Parent and each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, currency swap agreements, foreign exchange contracts or similar agreements providing for the transfer or mitigation of interest rate, commodity price or foreign currency exchange rate risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, (ii) accrued payroll and (iii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person

(whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided, however, that the amount of Indebtedness will be the lesser of (a) the fair market value of such asset at the date of determination and (b) the amount of Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include Contingent Obligations incurred in the ordinary course of business.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of NPC, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Goldman, Sachs & Co. and Barclays Capital Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among NPC and its Subsidiaries;

(3) investments in any fund that invests exclusively in Investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers, employees and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of NPC in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to NPC’s Equity Interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of NPC at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, NPC shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) NPC’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to NPC’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

“Investors” means Olympus Growth Fund V, L.P. and its Affiliates, affiliated funds or entities governed by an Affiliate or affiliated fund, but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means December 28, 2011.

“Issuers” has the meaning set forth in the third paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than a filing for informational purposes); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by NPC or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction, any deduction of appropriate amounts to be provided by NPC or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by NPC or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and the payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale.

“NPC” has the meaning set forth in the first paragraph under “General.”

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of NPC.

“Officer’s Certificate” means a certificate signed on behalf of NPC by an Officer of NPC, who must be the principal executive officer, the principal financial officer or the principal accounting officer of NPC, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to NPC or the Trustee.

“Permitted Holders” means each of the Investors and members of management of NPC (or its direct parent) who are holders of Equity Interests of NPC (or any of its direct or indirect parent companies) on the Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of NPC or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in NPC or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by NPC or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, NPC or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded;

(6) any Investment acquired by NPC or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by NPC or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by NPC or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of NPC, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(9) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(11) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(12) any Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding, not to exceed the greater of (a) 2.0% of Total Assets and (b) $20.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, if any Investment pursuant to this clause (12) is made in a Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (12) for so long as such Person continues to be a Restricted Subsidiary;

(13) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed the greater of (a) 2.0% of Total Assets and (b) $20.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) advances to, or guarantees of Indebtedness of, employees not in excess of $2.0 million outstanding at any one time, in the aggregate; and

(15) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of NPC or any direct or indirect parent company thereof.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws, pension and other social security programs or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public, statutory or regulatory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided further that such Liens may not extend to any other property owned by NPC or any of its Restricted Subsidiaries;

(9) Liens on property at the time NPC or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into NPC or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by NPC or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to NPC or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations permitted under the Indenture;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of NPC or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by NPC and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of any Issuer or any Guarantor;

(16) Liens on equipment of NPC or any of its Restricted Subsidiaries granted in the ordinary course of business to NPC’s or its Restricted Subsidiaries’ clients;

(17) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(18) deposits made in the ordinary course of business to secure liability to insurance carriers;

(19) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $10.0 million at any one time outstanding;

(20) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(24) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of NPC or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of NPC and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of NPC or any of its Restricted Subsidiaries in the ordinary course of business; and

(25) Liens on the Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by NPC which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Notes dated as of the Issue Date, among the Issuers, Parent and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, including securities of a Person in a Similar Business if, upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of NPC (including, for the avoidance of doubt, NPC Op Co A and NPC Op Co B) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by NPC or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by NPC or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of NPC or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the credit agreement to be entered into as of the Issue Date by and among the Issuers, the lenders party thereto in their capacities as lenders thereunder, Barclays Bank PLC, as Administrative Agent, and the Joint Lead Arrangers and other Agents named therein, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business or activity conducted or proposed to be conducted by NPC and its Restricted Subsidiaries on the Issue Date or any business or activity that is similar, reasonably related, incidental or ancillary thereto or a reasonable extension, development or expansion thereof, as determined by NPC in good faith.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of any Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of NPC and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of NPC, as may be expressly stated.

“Total Secured Indebtedness” means, as of any date of determination, the aggregate principal amount of Secured Indebtedness of the Issuers and the Guarantors outstanding on such date, determined on a consolidated basis.

“Transaction Agreement” means the Purchase and Sale Agreement, dated as of November 6, 2011, by and among NPC Acquisition Holdings, LLC, each of the selling stockholders party thereto, NPC International Holdings, Inc. and the other parties thereto, as the same may be amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to January 15, 2016; provided, however, that if the period from the Redemption Date to January 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-77bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of NPC which at the time of determination is an Unrestricted Subsidiary (as designated by NPC, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

NPC may designate any Subsidiary of NPC (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, NPC or any Subsidiary of NPC (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) if the Subsidiary has consolidated assets greater than $1,000, such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments;” and

(2) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, incur any Indebtedness pursuant to which the lender has recourse to any of the assets of NPC or any Restricted Subsidiary (other than Equity Interests of Unrestricted Subsidiaries).

NPC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) NPC could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for NPC would be greater than such ratio for NPC immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

Any such designation by NPC shall be notified by NPC to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of NPC or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Restricted Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The Exchange Notes will be initially represented by one or more notes in registered global form without interest coupons (the “Global Notes”). The Global Notes will be deposited with the trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for the credit to an account of a direct or indirect participant in DTC as described below. We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary within 90 days of such notice, or

•	there shall have occurred and be continuing an event of default with respect to the notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the exchange of Old Notes for Exchange Notes in the Exchange Offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of Old Notes who hold the Old Notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•

tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid United States federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the United States dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	United States federal gift tax, estate tax or alternative minimum tax consequences, if any; or

•	any state, local or non-United States tax consequences.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

Consequences of Tendering Old Notes

The exchange of your Old Notes for Exchange Notes in the Exchange Offer should not constitute an exchange for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Old Notes. Accordingly, the Exchange Offer should have no United States federal income tax consequences to you if you exchange your Old Notes for Exchange Notes. For example, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the United States federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Old Notes.

The preceding discussion of certain United States federal income tax considerations of the Exchange Offer is for general information only and is not tax advice. Accordingly, each holder should consult its own tax advisor as to particular tax consequences to it of exchanging Old Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes if the Old Notes were acquired as a result of market- making activities or other trading activities.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 180 days after the expiration date. In addition, until 90 days after the date of this prospectus, all broker-dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker- dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions; or

•	through the writing of options on the Exchange Notes or a combination of such methods of resale.

These resales may be made:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. An “underwriter” within the meaning of the Securities Act includes:

•	any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer; or

•	any broker or dealer that participates in a distribution of such Exchange Notes.

Any profit on any resale of Exchange Notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its Old Notes directly from us and any broker or dealer that participates in a distribution of the Exchange Notes:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993) and therefore may not participate in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Old Notes.

For a period of not less than 180 days after the expiration of the Exchange Offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to performance of our obligations in connection with the Exchange Offer, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, and will contribute to payments that they may be required to make in request thereof.

Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The holders of Old Notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their Old Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The initial purchasers have advised us that they currently intend to make a market in the Exchange Notes. Such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

Certain matters relating to the validity of the Exchange Notes will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership which includes professional corporations). Kirkland & Ellis LLP has from time to time represented, and may continue to represent, the Sponsor and some of its affiliates in connection with various legal matters. Certain matters under Kansas law will be passed upon by Stinson Morrison Hecker LLP, Overland Park, Kansas.

EXPERTS

The financial statements as of December 27, 2011 and December 28, 2010 and for each of the three years in the period ended December 27, 2011, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NPC International, Inc.

Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NPC International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of NPC International, Inc. (“the Company”) at December 27, 2011 and December 28, 2010, and the results of their operations and cash flows for each of the three years in the period ended December 27, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Kansas City, Missouri

March 12, 2012

NPC INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 27, 2011	December 28, 2010
Assets
Current assets:
Cash and cash equivalents	$78,394	$44,159
Accounts receivable	8,041	4,464
Inventories	7,296	7,163
Prepaid expenses and other current assets	3,139	3,867
Assets held for sale	260	799
Deferred income taxes	16,369	5,434

Total current assets	113,499	65,886

Facilities and equipment, less accumulated depreciation of $143,793 and $129,566, respectively	131,744	143,713
Franchise rights, less accumulated amortization of $50,527 and $41,014, respectively	390,110	399,248
Goodwill	191,701	191,701
Other assets, net	21,674	24,680

Total assets	$848,728	$825,228

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$24,631	$22,722
Accrued liabilities	62,893	39,384
Accrued interest	3,122	4,386
Income taxes payable	2,516	389
Current portion of insurance reserves	9,690	9,523
Current portion of debt	13,540	29,670

Total current liabilities	116,392	106,074

Long-term debt	359,160	372,700
Other deferred items	34,013	30,831
Insurance reserves	13,969	12,840
Deferred income taxes	123,734	120,451

Total long-term liabilities	530,876	536,822

Commitments and contingencies
Stockholders’ equity:
Common stock ($0.01 par value, 2,000 shares authorized and 1,000 shares issued and outstanding as of December 27, 2011 and December 28, 2010)	—	—
Paid-in-capital	176,668	163,443
Accumulated other comprehensive loss	—	(1,197)
Retained earnings	24,792	20,086

Total stockholders’ equity	201,460	182,332

Total liabilities and stockholders’ equity	$848,728	$825,228

See accompanying notes to the consolidated financial statements.

NPC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	52 Weeks Ended Dec. 27, 2011	52 Weeks Ended Dec. 28, 2010	52 Weeks Ended Dec. 29, 2009
Sales:
Net product sales	$937,980	$934,807	$845,074
Fees and other income	42,993	43,477	37,391

Total sales	980,973	978,284	882,465
Costs and expenses:
Cost of sales	284,291	277,027	226,676
Direct labor	274,216	280,690	262,298
Other restaurant operating expenses	295,990	299,721	291,640
General and administrative expenses	60,649	50,960	48,883
Corporate depreciation and amortization of intangibles	11,808	11,809	11,761
Transaction costs	26,588	—	—
Other	1,027	1,665	1,955

Total costs and expenses	954,569	921,872	843,213

Operating income	26,404	56,412	39,252
Interest expense	25,201	29,283	31,266

Income before income taxes	1,203	27,129	7,986
Income tax (benefit) expense	(3,503)	5,665	(2,463)

Income from continuing operations	4,706	21,464	10,449
Loss from discontinued operations, net of taxes	—	—	(59)

Net income	$4,706	$21,464	$10,390

See accompanying notes to the consolidated financial statements.

NPC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Shares of common stock	Common stock	Paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total stockholders’ equity
Balance at December 30, 2008	1,000	$—	$163,325	$(11,768)	$(4,125)	$—	$147,432
Comprehensive income:
Net income	—	—	—	10,390	—	—	10,390
Net unrealized change in cash flow hedging derivatives	—	—	—	—	(4,114)	—	(4,114)
Reclassification adjustment into income for derivatives used in cash flow hedges	—	—	—	—	4,867	—	4,867

Total comprehensive income							11,143

Balance at December 29, 2009	1,000	$—	$163,325	$(1,378)	$(3,372)	$—	$158,575
Restricted common units			118				118
Comprehensive income:
Net income	—	—	—	21,464	—	—	21,464
Net unrealized change in cash flow hedging derivatives	—	—	—	—	(2,263)	—	(2,263)
Reclassification adjustment into income for derivatives used in cash flow hedges	—	—	—	—	4,438	—	4,438

Total comprehensive income							23,639

Balance at December 28, 2010	1,000	$—	$163,443	$20,086	$(1,197)	$—	$182,332
Restricted common units			370				370
Stock options			12,855				12,855
Comprehensive income:
Net income	—	—	—	4,706	—	—	4,706
Net unrealized change in cash flow hedging derivatives	—	—	—	—	37	—	37
Reclassification adjustment into income for derivatives used in cash flow hedges	—	—	—	—	1,160	—	1,160

Total comprehensive income							5,903

Balance at December 27, 2011	1,000	$—	$176,668	$24,792	$—	$—	$201,460

See accompanying notes to the consolidated financial statements.

NPC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	52 Weeks Ended December 27, 2011	52 Weeks Ended December 28, 2010	52 Weeks Ended December 29, 2009
Operating activities
Net income	$4,706	$21,464	$10,390
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	45,049	46,221	51,926
Amortization of debt issuance costs	2,537	2,568	2,098
Net facility impairment charges	1,260	1,753	1,368
Deferred income taxes	(8,421)	2,950	(2,544)
Net gain on disposition of assets	(234)	(120)	(3)
Stock based compensation	13,225	118	—
Changes in assets and liabilities, excluding effects from purchase of companies:
Accounts receivable	(3,464)	316	(758)
Inventories	(208)	(144)	560
Prepaid expenses and other current assets	350	215	105
Accounts payable	1,909	(3,214)	2,938
Accrued liabilities	24,505	3,127	(2,658)
Income taxes	2,127	3,092	(617)
Accrued interest	(1,264)	(550)	(1,381)
Insurance reserves	1,296	994	1,996
Other deferred items	1,791	(2,035)	(574)
Other assets	1,037	(577)	(172)

Net cash provided by operating activities	86,201	76,178	62,674

Investing activities
Capital expenditures	(23,775)	(18,331)	(25,457)
Purchase of business assets, net of cash acquired	—	—	(32,804)
Net proceeds from sale of units	—	—	19,463
Proceeds from sale or disposition of assets	993	2,118	1,009

Net cash used in investing activities	(22,782)	(16,213)	(37,789)

Financing activities
Borrowings under revolving credit facility	—	13,105	260,882
Payments under revolving credit facility	—	(13,105)	(263,882)
Payment on term loans	(29,670)	(31,340)	(17,094)
Debt issue costs	—	—	(1,851)
Proceeds from sale-leaseback transactions	486	865	5,500
Proceeds from sale-leaseback transactions on formerly leased properties	—	—	902

Net cash used in by financing activities	(29,184)	(30,475)	(15,543)

Net change in cash and cash equivalents	34,235	29,490	9,342
Beginning cash and cash equivalents	44,159	14,669	5,327

Ending cash and cash equivalents	$78,394	$44,159	$14,669

Supplemental disclosures of cash flow information:
Net cash paid for interest	$23,928	$27,264	$30,549
Net cash paid for income taxes	$2,237	$448	$2,607

See accompanying notes to the consolidated financial statements.

NPC INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

NPC International, Inc. is referred to herein as “NPC” and “the Company.” NPC Acquisition Holdings, LLC, its ultimate parent company, is referred to herein as “Holdings.” On May 3, 2006, all of NPC’s outstanding stock was acquired by Holdings, a company controlled by Merrill Lynch Global Private Equity (“MLGPE”), (now known as BAML Capital Partners) and certain of its affiliates, herein referred to as the “2006 Transaction.”

In January 2009, Bank of America Corporation, or “Bank of America,” acquired Merrill Lynch & Co., Inc., the parent company of MLGPE. Accordingly, Bank of America was an indirect beneficial owner of our common stock held by MLGPE and certain of its affiliates until December 28, 2011.

On December 28, 2011, all of the outstanding membership interests of Holdings were acquired by NPC International Holdings, Inc. (“NPC Holdings”), an entity controlled by Olympus Growth Fund V, L.P. and certain of its affiliates (“Olympus”) (“the Acquisition”). In connection with the Acquisition, the Company issued $190.0 million principal amount of notes and entered into a $475.0 million Senior Credit Facility. The $475.0 million Senior Credit Facility consists of a $375.0 million term loan due 2018 and a $100.0 million revolver due 2016. All of these transactions, as further described herein, are collectively referred to as the “Transactions”.

NPC is the largest Pizza Hut franchisee and the largest franchisee of any restaurant concept in the United States. The Company was founded in 1962 and, as of December 27, 2011 operated 1,151 Pizza Hut units in 28 states with significant presence in the Midwest, South and Southeast. As of the end of fiscal 2011, the Company’s operations represented approximately 19% of the domestic Pizza Hut restaurant system and 21% of the domestic Pizza Hut franchised restaurant system as measured by number of units, excluding licensed units which operate with a limited menu and no delivery in certain markets.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The Company operates one operating segment. The Company believes this information includes all adjustments, consisting of normal recurring accruals, necessary to fairly present the financial condition, statements of income and cash flows for the periods then ended.

Fiscal Year. The Company operates on a 52- or 53-week fiscal year ending the last Tuesday in December. The fiscal year ended December 27, 2011, December 28, 2010 and December 29, 2009 each contained 52 weeks. For convenience, fiscal years ended December 27, 2011, December 28, 2010 and December 29, 2009 are referred to as fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents. Cash and cash equivalents of the Company are composed of demand deposits with banks and short-term cash investments with maturities of three months or less from the date of purchase by the Company. The Company has outstanding checks that are written in excess of the cash balances at its bank that create a book overdraft, which the Company records as a liability.

Inventories. Inventories of food and supplies are carried at the lower of cost (first-in, first-out method) or market.

Revenue Recognition. The Company recognizes revenue when products are delivered to the customer or meals are served. The Company presents sales in the Consolidated Statements of Income net of sales taxes.

Facilities and Equipment. Facilities and equipment are recorded at either cost or fair value as a result of the 2006 Transaction and subsequent acquisitions. Depreciation is charged on the straight-line basis for buildings, furniture, and equipment. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated economic life of the improvements or the term of the lease.

The Company reviews long-lived assets related to each unit quarterly for impairment or whenever events or changes in circumstances indicate that the carrying amount of a unit’s leasehold improvements may not be recoverable. Based on the best information available, impaired leasehold improvements are written down to estimated fair market value, which becomes the new cost basis. Personal property is reviewed for impairment using the closure of the unit as an indicator of impairment. Additionally, when a commitment is made to close a unit beyond the quarter, any remaining leasehold improvements and all personal property are reviewed for impairment and depreciable lives are adjusted.

Business Combinations. In accordance with accounting guidance for business combinations, the Company allocates the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. Acquisition-related costs for potential and completed acquisitions are expensed, as incurred, and are included in “Transaction Costs” in our Consolidated Statements of Income. For fiscal 2011, these costs consisted of financial advisory fees, stock option and transaction bonus expense triggered upon the close of the Acquisition, and other expenses including legal and accounting fees.

The Company uses all available information to estimate fair values including the fair value determination of identifiable intangible assets such as franchise rights, and any other significant assets or liabilities. The Company adjusts the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date when information that is known to be available or obtainable is obtained.

The Company’s purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows. Unanticipated events or circumstances may occur which could affect the accuracy of its fair value estimates, including assumptions regarding industry economic factors and business strategies.

Assets Held for Sale. The Company sells units that have been closed due to underperformance and land parcels that it does not intend to develop in the future. The Company classifies an asset as held for sale in the period during which each of the following conditions is met: (a) management has committed to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition; (c) an active search for a buyer has been initiated; (d) completion of the sale of the asset within one year is probable; (e) the asset is being marketed at a reasonable price; and (f) no significant changes to the plan of sale are expected. Assets held for sale were $0.3 million at December 27, 2011 and $0.8 million at December 28, 2010.

Pizza Hut Franchise Agreements. Effective January 1, 2003, the Company began operating under new franchise agreements with PHI. The franchise agreements have an initial term of 30 years and a 20-year renewal term. Certain of the franchise agreements contain perpetual 20-year renewal terms subject to certain criteria. The amortization of all franchise rights conclude at the end of this initial term plus one renewal term (or December 31, 2053).

Royalty expense was included in other restaurant operating expenses and totaled $46.9 million for fiscal year 2011 (4.8% of total sales), $47.7 million for fiscal year 2010 (4.9% of total sales), and $41.9 million for fiscal year 2009 (4.8% of total sales).

Lease Accounting. Certain of the Company’s lease agreements provide for scheduled rent increases during the lease term, as well as provisions for renewal options. Rent expense is recognized on a straight-line basis over the lease term. Lease terms are determined based upon management’s estimate of the commercial viability of the location. In addition, landlord-provided tenant improvement allowances are recorded in other deferred items and amortized as a credit to rent expense over the term of the lease. Favorable lease amounts are amortized to expense over the remaining life of the lease including options. Unfavorable lease amounts are amortized to expense over the remaining life of the current contractual lease term.

Intangible Assets. Franchise rights and other intangible assets with finite lives are amortized over their useful lives using the straight-line method. Each reporting period the Company evaluates whether events and circumstances warrant a revision to the remaining estimated useful life of each intangible asset. If it was determined that events and circumstances warrant a change to the estimate of an intangible asset’s remaining useful life, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life.

If an indicator of impairment exists, the results of the designated marketing area (DMA) that supports the franchise rights are reviewed to determine whether the carrying amount of the asset is recoverable based on an undiscounted cash flow method.

Accounting for Goodwill. The Company assesses goodwill, which is not subject to amortization, for impairment annually in its second quarter, and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company develops an estimate of the fair value using a discounted income approach. In connection with the Company’s annual test in the second quarter, no impairment has been identified.

Fees and Other Income. Fees and other income are comprised primarily of delivery fees charged to customers and vending receipts and other fee income.

Advertising Costs. Advertising costs are expensed as incurred. The total amounts charged to advertising expense were $54.4 million, $55.6 million and $52.6 million, for fiscal 2011, 2010 and 2009, respectively.

Pre-opening Expenses. Costs associated with the opening of new units and WingStreet™ unit conversions are expensed as incurred and are included with corporate depreciation and amortization expenses. Pre-opening expenses were $0.5 million, $0.1 million and $0.5 million for fiscal 2011, 2010 and 2009, respectively.

Self-insurance Accruals. The Company operates with a significant self-insured retention of expected losses under its workers’ compensation, employee medical, general liability, auto, and non-owned auto programs. The Company purchases third party coverage for losses in excess of the normal expected levels. Accrued liabilities have been recorded based on the Company’s estimates of the ultimate costs to settle incurred claims, both reported and incurred but unreported, subject to the Company’s retentions. Provisions for losses expected under the workers’ compensation, general liability and auto programs are recorded based upon estimates of the aggregate liability for claims incurred, net of expected recoveries from third party carriers for claims in excess of self-insured retention, utilizing independent actuarial calculations based on historical claims experience. In the event the Company’s insurance carriers are unable to pay claims submitted to them, in excess of its self-insured retention, the Company would record a liability for such estimated payments expected to be incurred.

Fair Value Measurements. The Company performs fair value measurements of certain assets and liabilities, including derivatives and investment balances as described in Note 10, Note 13 and Note 14, respectively. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the source of inputs used in measuring fair value is as follows:

Level 1	–	Unadjusted quoted prices available in active markets for identical assets or liabilities.

Level 2	–	Pricing inputs, other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. These inputs are frequently utilized in pricing models, discounted cash flow techniques and other widely accepted valuation methodologies.

Level 3	–	Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

Accounting for Derivatives. The Company has participated in interest rate related derivative instruments to manage its exposure on its debt instruments. These derivative contracts were entered into with financial institutions. The Company records all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. The calculation of the fair value of the interest rate related derivative instruments was based on estimates of future interest rates and consideration of risk of nonperformance, which may change based on economic or other factors. Changes in the fair value of these derivative instruments are recorded either through current earnings or as other comprehensive income, depending on the type of hedge designation. Gains and losses on derivative instruments designated as cash flow hedges are reported in other comprehensive income and reclassified into earnings in the periods in which earnings are impacted by the hedged item. The Company’s remaining swap agreements expired during fiscal 2011.

Income Taxes. Deferred taxes are provided for items whose financial and tax bases differ. A valuation allowance is provided against deferred tax assets when it is expected that it is more likely than not that the related asset will not be fully realized.

Certain tax authorities periodically audit the Company. Reserve balances have been established for potential exposures when it is probable that a taxing authority may take a sustainable position on a matter contrary to the Company’s filed position. The Company evaluates these issues on a quarterly basis to adjust for events, such as court rulings or audit settlements that may impact its ultimate payment for such exposures.

Debt Issuance Costs. Costs related to the issuance of debt are capitalized and amortized to interest expense using the straight line method over the period the debt is outstanding, which approximates amounts expected to be amortized using the effective interest method.

The Company issued a Senior Secured Credit Facility dated May 3, 2006 for $375.0 million, consisting of term notes and a revolving credit facility, which resulted in debt issuance costs. Similarly, in fiscal 2009, the Company filed certain regulatory documents in accordance with its credit agreement which resulted in $1.9 million of debt issuance costs. These costs are being amortized over the life of the related debt instruments. Amortization of $2.5 million, $2.6 million, and $2.1 million was charged to interest expense during the fiscal years ended 2011, 2010 and 2009, respectively, related to these costs. The Company had unamortized costs of $3.7 million and $6.3 million as of December 27, 2011 and December 28, 2010, respectively.

Stock Based Compensation. In May 2006, Holdings agreed to establish a new stock incentive plan (“the Plan”), which governs, among other things, (i) the issuance of matching options on purchased membership interests and (ii) the grant of options with respect to the membership interests.

Options may be granted under the Plan with respect to a maximum of 8% of the membership interests of Holdings as of the closing date of the 2006 Transaction calculated on a fully diluted basis (subject to required capital adjustments). Each grant of options under the Plan will specify the applicable option exercise period, option exercise price, vesting schedules and conditions and such other terms and conditions as deemed appropriate. Three types of options may be granted under the plan. First, Holdings may grant “non-time vesting” options, with respect to up to 1.0% of the interests, to selected participants, which will be vested at grant. Second,

Holdings may grant “time vesting” options, with respect to up to 2.0% of the interests, which will vest ratably over a five-year period and subject to the option holders’ continued service. Third, Holdings may grant options, as to the remaining interests, which vest only upon the occurrence of a change of control on or prior to the expiration of the option, and also require continued service through the vesting date. All options granted under the Plan will expire ten years from the date of grant, but generally expire earlier upon resignation of the member.

Recent Accounting Pronouncements. In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires reporting of all non owner changes in stockholders’ equity either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the reclassification requirement within the new standard was indefinitely deferred. ASU 2011-05 is effective for reporting periods beginning after December 15, 2011 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required. The provisions of ASU 2011-05 will not have an effect on the financial position, results of operations or cash flows of the Company.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment (“ASU 2011-08”), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step quantitative goodwill impairment test that is currently in place. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This update is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, however early adoption is permitted. The Company does not currently expect the provisions of ASU 2011-08 to have a material effect on the financial position, results of operations or cash flows of the Company.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The provisions of ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The Company does not currently expect the provisions of ASU 2011-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

Note 3 – Business Combinations and Acquisitions

During fiscal 2009, the Company acquired 105 Pizza Hut units from PHI. These acquisitions were funded with proceeds from the sale of units to PHI and proceeds drawn on the Company’s revolving credit facility. The acquisitions were accounted for using the purchase method of accounting. Accordingly, net assets were recorded at their estimated fair values. As the purchase price exceeded the fair value of the assets, including identified intangible assets, goodwill associated with this transaction was recorded in the Consolidated Balance Sheets. The goodwill recorded reflects the Company’s ability to synergize acquired units with its existing operations. All of the goodwill recognized for these acquisitions will be deductible for income tax purposes.

Identification and allocation of values assigned to the intangible assets are based on fair value, which was estimated by performing the generally accepted valuation income approach. The income approach is predicated upon the value of the discounted future cash flows that an asset will generate over its remaining useful life, which is consistent with how purchase price is typically determined for purchases such as these. The purchase price allocations, net of cash acquired, as adjusted, were as follows:

(Dollars in thousands)	2009
Acquired from	PHI	PHI
Date acquired	1/20/09	2/17/09
Number of units	55	50
Fee owned properties	—	—

Market locations	CO	MO, IL
Purchase price allocation:
Franchise rights	$8,655	$1,938
Goodwill	1,077	970
Fixed assets	8,621	10,753
(Unfavorable) favorable leases, net	142	215
Other	182	200

Total purchase price	$18,677	$14,076

The weighted average amortization period assigned to the franchise rights acquired during 2009 was 44 years.

The unaudited pro forma impact on the results of operations was included in the below table for periods prior to the acquisition date in which the acquisitions were not previously consolidated. The pro forma results of operations are not necessarily indicative of the results that would have occurred had these acquisitions been consummated at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

Pro forma Year Ended December 29, 2009
(unaudited) (in thousands)
Total sales	$891,455
Income before income taxes	7,858
Income from continuing operations	$10,372

The Consolidated Statements of Income for the 52 weeks ended December 29, 2009 included $301.5 million of total sales related to the above acquired units. It is impracticable to disclose earnings for these acquired units as earnings of such units are not tracked on an individual basis. For the fiscal 2009 acquisitions, direct acquisition-related costs of $0.6 million were included in other expense for the 52 weeks ended December 29, 2009.

Note 4 – Discontinued Operations

In December 2008, the Company entered into an agreement to sell 42 units to PHI for $19.0 million in cash. The sale of these units was completed in January 2009. These units were classified as held for sale at December 30, 2008. Summarized financial information for discontinued operations on units sold is shown below (in thousands):

52 Weeks Ended Dec. 29, 2009
Total sales	$2,009

Loss before income taxes	(84)
Income tax benefit	(25)

Loss from discontinued operations, net of taxes	$(59)

Note 5 – Facilities and Equipment

Net facilities and equipment consists of the following (in thousands):

	Estimated depreciable life	December 27, 2011	December 28, 2010
Land		$4,415	$4,597
Buildings and leasehold/land improvements	5-40 years	125,091	126,290
Furniture and equipment	3-10 years	143,872	140,762
Construction in progress		2,159	1,630

		275,537	273,279
Less accumulated depreciation and amortization		(143,793)	(129,566)

Net facilities and equipment		$131,744	$143,713

Depreciation expense is included in other restaurant operating expense and corporate depreciation and amortization. Depreciation expense totaled $33.0 million, $34.6 million and $40.5 million in fiscal 2011, 2010 and 2009, respectively.

Note 6 – Goodwill and Other Intangible Assets

There were no changes to goodwill during fiscal 2011 and fiscal 2010.

Amortizable other intangible assets consist of franchise rights, leasehold interests, internally developed software and a non-compete agreement. These intangible assets are amortized on a straight-line basis over the lesser of their economic lives or the remaining life of the applicable agreement. The weighted average amortization period for all intangible assets is as follows:

Years
Franchise rights	46
Favorable leasehold interests	15
Unfavorable leasehold interests	14
Internally developed software	5
Non-compete agreements	5

Intangible assets subject to amortization are summarized below (in thousands):

	December 27, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable intangible assets:
Franchise rights	$440,637	$(50,527)	$390,110
Favorable leasehold interests, net	6,013	(1,842)	4,171
Internally developed software	1,069	(1,069)	—

	$447,719	$(53,438)	$394,281

	December 28, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable intangible assets:
Franchise rights	$440,262	$(41,014)	$399,248
Favorable leasehold interests, net	5,744	(1,225)	4,519
Internally developed software	1,069	(998)	71
Non-compete	1,925	(1,797)	128

	$449,000	$(45,034)	$403,966

Annual amortization during the next five fiscal years is expected to be as follows: $10.0 million in each of the years for fiscal 2012 through fiscal 2015 and $9.9 million in fiscal 2016.

Note 7 – Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 27, 2011	December 28, 2010
Payroll and vacation	$18,383	$17,686
Accrued transaction costs	12,995	—
Accrued litigation fees	8,000	—
Real estate tax	4,086	4,039
Sales tax	4,743	4,133
Other	14,686	13,526

	$62,893	$39,384

Note 8 – Senior Secured Credit Facility and Senior Subordinated Debt

The Company’s debt consisted of the following (in thousands):

	December 27, 2011	December 28, 2010
Senior Secured Term Loan Note	$197,700	$227,370
Senior Subordinated Notes	175,000	175,000
Senior Secured Revolving Credit Facility	—	—

	372,700	402,370
Less current portion	13,540	29,670

	$359,160	$372,700

The Company’s Senior Secured Credit Facility was dated May 3, 2006 and consisted of a $75.0 million revolving credit facility and a $300.0 million term loan note. There were no borrowings outstanding under the revolving credit facility as of December 27, 2011. Interest is paid at LIBOR, the money market rate, or the base rate (as defined), plus an applicable margin based upon a leverage ratio as defined in the credit agreement. Availability under this facility is reduced by letters of credit, of which $17.7 million were issued at December 27, 2011. Commitment fees are paid based upon the unused balance of the facility and the fees are determined based upon the aforementioned leverage ratio and were 0.5% at December 27, 2011. Commitment fees and letter of credit fees are reflected as interest expense. The revolving credit facility is secured by substantially all of the Company’s assets and is due May 3, 2012.

Under the Company’s $300.0 million term loan note, interest is paid at LIBOR plus 1.75%, or the base rate (as defined), plus 0.75%. On October 8, 2008 the Company borrowed $40.0 million pursuant to an incremental term loan entered into by the Company under the existing credit facility’s $100.0 million term accordion feature, reducing the Company’s remaining available term loan accordion capacity to $60.0 million. The proceeds were primarily used to pay down borrowings on the Company’s revolving credit facility as a result of the September 2008 99-unit acquisition and to fund a portion of the purchase price paid for the acquisition of 294 units from PHI between December 2008 and February 2009. Under the $40.0 million incremental term loan, interest is paid at LIBOR plus 2.25%, or the base rate (as defined) plus 1.25%. The combined weighted average rate was 2.1% at December 27, 2011. These notes contain scheduled principal payments outlined below and may be prepaid at any time without penalty. The term loan note is secured by substantially all of the Company’s assets and is due May 3, 2013. The revolving credit facility is secured by substantially all of the Company’s assets and is due May 3, 2012.

The Senior Subordinated Notes (“Notes”) bear interest at the rate of 9.5% payable semi-annually in arrears on May 1 and November 1 until maturity of the Notes on May 1, 2014. These Notes are unsecured and are subordinated to the Senior Secured Credit Facility and other senior indebtedness, as defined. Effective May 1, 2011, these Notes may be redeemed at a redemption price of 102.375% plus accrued and unpaid interest until May 1, 2012, when these Notes can be redeemed at the face amount, plus accrued and unpaid interest. The issuance of these Notes was registered under the Securities Act of 1933. Subsequent to the end of the fiscal 2011 year, we terminated the Senior Secured Credit Facility and redeemed the Notes. See Note 16—Subsequent Events.

The Company’s debt facilities contain restrictions on additional borrowing, certain asset sales, capital expenditures, dividend payments, certain investments and related-party transactions, as well as requirements to maintain various financial ratios. At December 27, 2011, the Company was in compliance with all of its debt financial covenants.

The estimated fair value of the Company’s debt facilities was as follows (in thousands):

	December 27, 2011	December 28, 2010
Senior Secured Term Loan Note	$197,700	$225,096
Senior Subordinated Notes	179,156	178,728
Senior Secured Revolving Credit Facility	—	—

	$376,856	$403,824

Carrying value	$372,700	$402,370

The Company determined the estimated fair value using available market information. However, the fair value estimates presented herein are not necessarily indicative of the amount that the Company’s debt holders could realize in a current market exchange.

Maturities of long-term debt are as follows (in thousands):

Fiscal year ended:
2012	$13,540
2013	184,160
2014	175,000

$372,700

Note 9 – Income Taxes

The provision (benefit) for income taxes for the fiscal years ended December 27, 2011, December 28, 2010 and December 29, 2009 consisted of the following (in thousands):

	December 27, 2011	December 28, 2010	December 29, 2009
Current:
Federal	$2,446	$790	$(193)
State	2,471	1,925	274
Deferred:
Federal	(7,015)	2,859	(1,785)
State	(1,405)	91	(759)

Income tax (benefit) expense	$(3,503)	$5,665	$(2,463)

Items of reconciliation to the statutory rate:

	December 27, 2011	December 28, 2010	December 29, 2009
Tax computed at U.S. federal statutory rate	$421	$9,496	$2,715
State and local income taxes (net of federal benefit)	(223)	971	274
Permanent book/tax differences	703	(632)	(376)
Tax credits	(5,211)	(3,065)	(2,503)
FIN 48 (release) accrual	622	(1,102)	(1,881)
Change in deferred tax rate	185	—	(615)
Other	—	(3)	(77)

Income tax (benefit) expense	$(3,503)	$5,665	$(2,463)

During 2011, the Company generated $7.7 million of employment related tax credits from continuing operations compared to $5.0 million in 2010 and $4.1 million in 2009. Also, during 2011 the Company recorded $0.2 million of income tax expense and $0.6 million of income tax benefit in 2009 related to state tax rate changes.

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 27, 2011	December 28, 2010
Assets:
Insurance reserves	$8,139	$7,395
Deferred gains	1,553	1,770
Profit sharing and vacation	6,359	5,849
FIN 48 tax benefit	3,299	3,273
General business credit carry forwards	964	1,219
Other	6,113	2,311
Interest rate swaps	—	769
Transaction costs	9,077	—

Total deferred tax assets	35,504	22,586

Liabilities:
Depreciation and amortization	(140,594)	(135,602)
Other	(2,275)	(2,000)

Total deferred tax liabilities	(142,869)	(137,602)

Net deferred tax liability	$(107,365)	$(115,016)

Current asset	$16,369	$5,434
Non-current liability	$(123,734)	$(120,451)

The liability for uncertain tax positions, which was $9.5 million as of December 27, 2011, is considered long term and is included in other deferred items in the Consolidated Balance Sheet. The $9.5 million liability includes $6.4 million for interest and penalties. Interest and penalties related to unrecognized tax benefits are included in the provision for income taxes in the Consolidated Statements of Income. The Company recorded a deferred tax asset related to total state tax exposures of $3.3 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal years ended
	December 27, 2011	December 28, 2010	December 29, 2009
Beginning balance	$9,049	$9,799	$11,752
Additions based on tax positions related to the current year	64	42	179
Additional interest / penalties accrued	634	890	975
Lapse of applicable statute of limitations	(50)	(1,682)	(3,107)
Adjustments to prior year positions	(170)	—	—

Ending balance	$9,527	$9,049	$9,799

The net impact on the effective tax rate from the release of the unrecognized tax benefits would be $6.2 million including consideration of the indirect tax benefits established with regard to such reserves. The Company has a liability established with regard to uncertain areas of tax law that could be released in the next 12 months, to the extent the statute of limitations with regard to this item expires.

The Company files income tax returns in the U.S. and various state jurisdictions. As of December 27, 2011, the Company is subject to examination in the U.S. federal tax jurisdiction for the 2008-2010 tax years. The Company is also subject to examination in various state jurisdictions for the 2004-2010 tax years, none of which was individually material.

At December 27, 2011, the Company had U.S. general business credit carry forwards of $1.0 million which begin expiring in 2030.

Note 10 – Derivative Financial Instruments

The Company participated in interest rate related derivative instruments to manage its exposure on its debt instruments, which the Company designated as cash flow hedges. The Company recorded all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. Gains and losses on derivative instruments designated as cash flow hedges were reported in other comprehensive income and reclassified into earnings in the periods in which earnings are impacted by the hedged item. All of the Company’s swap agreements expired during fiscal 2011.

The following table presents the fair value of the Company’s hedging portfolio as of December 27, 2011 (in thousands):

Liability Derivatives
	Fair Value
Balance Sheet Location	Dec. 27, 2011	Dec. 28, 2010
Accrued liabilities	$—	$1,966

The effect of the derivative instruments on the consolidated financial statements was as follows (in thousands):

	Income (Loss) Recognized in OCI on Derivative (Effective Portion)		Loss Reclassified from Accumulated OCI into Income (Effective Portion)
	52 Weeks ended Dec. 27, 2011	52 Weeks ended Dec. 28, 2010	Location	52 Weeks ended Dec. 27, 2011	52 Weeks ended Dec. 28, 2010
Interest rate contracts	$37	$(2,263)	Interest expense	$(1,160)	$(4,438)

The Company measures the fair value of its interest rate swap contracts under a Level 2 observable input. The Company uses a mark-to-market valuation based on observable interest rate yield curves which are adjusted for credit risk. During fiscal 2011 and fiscal 2010, there was virtually no ineffectiveness related to cash flow hedges.

Note 11 – Comprehensive Income

Comprehensive income is comprised of the following (in thousands):

	52 Weeks Ended
	Dec. 27, 2011	Dec. 28, 2010
Net income	$4,706	$21,464
Change in valuation of interest rate swap agreements, net of tax	1,197	2,175

	$5,903	$23,639

Note 12 – Commitments and Contingencies

The Company leases certain restaurant equipment and buildings under operating leases. The majority of the Company’s leases contain renewal options for one to five years. The remaining leases may be renewed upon negotiation; however the table below does not include amounts related to unexercised lease renewal option periods. Future minimum lease payments, including non-operating assets, at December 27, 2011 consisted of (in thousands):

Fiscal year
2012	$45,773
2013	41,900
2014	37,364
2015	32,444
2016	26,805
Thereafter	78,470

Total minimum lease commitments(1)	$262,756

(1)	Minimum lease payments have been reduced by aggregate minimum non-cancelable sublease rentals of $0.7 million.

The Company’s rent expense, including contingent rent based on a percentage of sales when applicable, is comprised of the following (in thousands):

	Fiscal years ended
	December 27, 2011	December 28, 2010	December 29, 2009
Minimum rents	$49,966	$49,919	$49,768
Contingent rents	1,274	1,344	1,016

	$51,240	$51,263	$50,784

Under the Company’s franchise agreements, the Company is required to rebuild, remodel or relocate 87 remaining dine-in units, as defined in the franchise agreements. Certain of the assets to be rebuilt are currently paying royalties of 6.5% of sales, as defined in the franchise agreements, and will qualify for a reduction in royalty rate of up to 2.5% of sales depending upon the timing and nature of the asset action. The Company expects to incur capital expenditures of approximately $14.7 million over the remaining four years to meet this requirement. As part of its 2008 location franchise agreement that was effective with the December 2008 and January and February 2009 acquisitions of Pizza Hut units from PHI, the Company is required to complete certain major asset actions within 11 years of the acquisition date, or December 2019 through February 2020 and expects to incur approximately $8.1 million over the next eight years to meet these requirements.

Concurrently with the closing of the 2006 Transaction, certain members of management purchased membership interests in Holdings for $3.3 million. Additionally, in September 2006, certain members of its Board of Directors purchased de minimis membership interests in Holdings. Under the terms of the Amended and Restated Limited Liability Company Agreement of Holdings (“LLC Agreement”), the membership interests were mandatorily redeemable units, which were required to be repurchased by Holdings upon the resignation of the member. However, the value of this liability was subject to a formula as defined within the LLC Agreement based upon the terms of the member’s resignation. The Company does not have a contractual obligation to fund the purchase of the mandatorily redeemable units; however, the Company could have been required to provide a distribution to Holdings in the event of a member’s resignation from the Company. The value of this contingent obligation was subject to a formula as defined within the LLC Agreement. Based on the financial results for fiscal 2011 and the pending acquisition of the Company following year-end, the membership interests had a combined value of approximately $8.8 million at December 27, 2011.

Upon completion of the 2006 Transaction, the Company entered into an advisory agreement with an affiliate of MLGPE. Under the agreement MLGPE or its affiliates provided financial, investment banking, management advisory and other services on the Company’s behalf for an annual fee of $1.0 million. See Note 15 – Related Party Transactions.

NPC is a defendant in a lawsuit entitled Jeffrey Wass and Mark Smith, et al. v. NPC International, Inc., Case No. 2:09-CV-2254-JWL-KGS, in the United States District Court for the District of Kansas. The lawsuit alleges a collective action under the Fair Labor Standards Act (“FLSA”) on behalf of plaintiffs and similarly situated workers employed by NPC in 28 states, and a class action under Rule 23 of the Federal Rules of Civil Procedure on behalf of Plaintiff Smith and similarly situated workers employed in states in which the state minimum wage is higher than the federal minimum wage. The lawsuit alleges among other things that NPC deprived plaintiffs and other NPC delivery drivers of minimum wages by providing insufficient reimbursements for automobile and other job-related expenses incurred for the purposes of delivering NPC’s pizza and other food items.

On March 7, 2012, the parties orally agreed to settle the lawsuit on terms that are not material to the Company. The settlement is subject to execution of mutually agreeable written terms and releases, and, preliminary and final approval by the district court. Although the full amount of the settlement to be paid under the settlement agreement was recorded as an expense and accrued as a liability on the Company’s consolidated financial statements as of and for the fiscal year ended December 27, 2011, approximately 55% of the settlement will be paid from an indemnification escrow account in which a portion of the purchase price paid by Olympus in the Acquisition was deposited. The expense associated with the settlement is excluded for purposes of determining the Company’s compliance with financial ratios in the credit agreement governing the Senior Secured Credit Facilities and from certain covenants in the indenture governing the notes relating to incurrence of additional indebtedness.

Note 13 – Insurance Reserves

The Company operates with a significant self-insured retention of expected losses under its workers’ compensation, employee medical, general liability, auto, and non-owned auto programs up to certain individual and aggregate reinsurance levels. Losses are accrued based upon the Company’s estimates of the ultimate costs to settle incurred claims, both reported and incurred but unreported using certain third-party actuarial projections and the Company’s claims loss experience. The estimated insurance claims losses could vary significantly should the frequency or ultimate cost of the claims significantly differ from historical trends used to estimate the insurance reserves recorded by the Company. In the event the Company’s insurance carriers are unable to pay claims submitted to them, the Company would record a liability for such estimated payments expected to be incurred.

The Company recorded estimated liabilities for claims loss reserves of $23.7 million and $22.4 million at December 27, 2011 and December 28, 2010, respectively. These estimates are recorded net of amounts expected to be recovered from the third party insurance carrier for claims in excess of self-insured retentions of $8.4 million and $4.4 million at December 27, 2011 and December 28, 2010, respectively.

Note 14 – Employee Benefit Plans

The Company has benefit plans that include: a) a qualified retirement plan, b) a non-qualified Deferred Compensation Plan, and c) a non-qualified Profit Sharing Plan (“POWR Plan”). In addition, Holdings has granted restricted common units (“RSUs”) in Holdings to a management level employee of the Company.

In May 2006, Holdings agreed to establish a new stock incentive plan (“the Plan”), which governs, among other things, (i) the issuance of matching options on purchased membership interests and (ii) the grant of options with respect to the membership interests.

	Number of Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 28, 2010	13,874	$1.66	5.8
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—

Outstanding at December 27, 2011	13,874	$1.66	4.8

Exercisable at December 27, 2011	13,874	$1.66	4.8

Options may be granted under the Plan with respect to a maximum of 8.0% of the membership interests of Holdings as of the closing date of the 2006 Transaction calculated on a fully diluted basis (subject to required capital adjustments). Each grant of options under the Plan will specify the applicable option exercise period, option exercise price, vesting schedules and conditions and such other terms and conditions as deemed appropriate. Three types of options may be granted under the plan. First, Holdings may grant “non-time vesting” options, with respect to up to 1.0% of the interests, to selected participants, which will be vested at grant. Second, Holdings may grant “time vesting” options, with respect to up to 2.0% of the interests, which will vest ratably over a five-year period or immediately upon occurrence of a change of control and subject to the option holders’ continued service. Third, Holdings may grant options, as to the remaining interests, which vest only upon the occurrence of a change of control on or prior to the expiration of the option, and also require continued service through the vesting date. All options granted under the Plan will expire ten years from the date of grant, but generally expire earlier upon termination of service by the member. At December 27, 2011, there were 0.2 million shares available for future grants under the Plan.

Under their respective employment agreements, the following options have been granted to certain members of management (in thousands):

	As of December 27, 2011	As of December 28, 2010
Non-time vesting options	1,625	1,625
Time vesting options	3,583	3,583
Change of control options	8,666	8,666

Total options granted	13,874	13,874

Total options exercisable	13,874	4,014

The exercise price of the non-time vesting and time vesting options for those options issued in conjunction with the 2006 Transaction was established based on the aggregate equity investment in Holdings at the time of closing of the 2006 Transaction divided by the number of outstanding membership interests, or $1.00. Similarly, the exercise price of the change of control options was established as twice the exercise price of the non-time vesting and time vesting options granted, or $2.00. The exercise price of options granted since the 2006 Transaction was determined at the discretion of the Compensation Committee of Holdings. The exercise price for all options granted was equal to or greater than the fair market value of the option on the date of grant.

The Company considers these options to be liability awards. The compensation cost for the portion of awards that are outstanding for which the requisite service has not been rendered, or the performance condition has not been achieved, will be recognized as the requisite service is rendered (subject to the occurrence of a triggering event becoming probable as described below) and/or performance condition achieved. Further, all options granted under the Plan are subject to a mandatory call provision with a defined value, as stated in the LLC Agreement and described as follows: (1) for a “Good Leaver” event (defined as termination of employment due to death, disability, retirement, termination without cause (as defined)) or resignation with good reason (as defined), each common unit covered by such options will be called at a price calculated as the difference between the greater of $1.00 or the fair value price (“FVP”) as of the termination date, less the exercise price; and, (2) for a “Bad Leaver” event (defined as termination of employment for any other reason (such as termination for cause or resignation by an employee without good reason)), each common unit covered by such options will be called at a price calculated as the difference between the lesser of $1.00 or the FVP as of the termination date, less the exercise price. The Company does not have a contractual obligation to fund the mandatory call of these units; however, the Company may be called upon to provide a distribution to Holdings upon such time a triggering event should occur that would require a mandatory call of outstanding units.

RSUs are awards that are granted to employees and entitle the holder to membership interests as the awards vest, including the right to receive dividends on all vested units and accruable for units not vested at the grant date. Dividends accrued on non-vested RSUs will be paid to the employee once the underlying RSU becomes vested. The RSUs were granted at the fair market value of the membership interests of Holdings on the date of grant. RSU distributions will be in membership interests of Holdings after the end of the vesting period, generally vesting ratably at the end of each fiscal years 2010, 2011 and 2012. Membership interests issued under an RSU award are nontransferable and are mandatorily redeemable units, which are required to be repurchased by Holdings upon the mandatory call events described above or in the event of a change in control. Total pretax share based compensation cost recorded for RSU’s in fiscal 2011 was $0.4 million and $0.1 million in fiscal 2010. No share-based compensation cost was recorded in fiscal 2009.

The Company’s stock option awards and RSU’s became fully vested upon consummation of the Acquisition described in Note 1 and Note 16. The Acquisition constituted a change of control, and as a result, all non-vested awards outstanding as of the Acquisition were immediately vested in fiscal 2011. The accelerated vesting resulted in share based compensation expense for both stock option awards and RSU’s of $12.9 million and $0.4 million, respectively for the period ended December 27, 2011. No compensation expense was recorded for the stock awards for fiscal 2010 and fiscal 2009. Total pretax share based compensation cost recorded for RSU’s was $0.1 million for fiscal 2010 and none in fiscal 2009. Due to the recording of all share based compensation cost for stock option awards triggered upon a change of control in fiscal 2011, no tax benefit was recorded on these awards.

The Company has adopted the NPC International, Inc. 401(k) and Deferred Compensation Plan, to which the Company provides matching contributions. Contributions by the Company to these plans were $0.8 million, $0.0 million and $0.7 million during fiscal years 2011, 2010 and 2009, respectively. Additionally, the Company has adopted the POWR Plan, to which contributions are based on certain financial targets set by the Company’s Board of Directors each year. Under this plan, the Company accrued $0.8 million for fiscal 2011, $1.1 million for fiscal 2010 and had no accrual for fiscal 2009, respectively. Generally, each of these accruals was paid during the first quarter of the following fiscal year. Annual contributions to these plans are net of employee forfeitures for that respective year. Contributions to these plans by the Company are maintained in a rabbi trust held with a third party administrator. The Company records the plan assets of these funds at the fair market value of the underlying investments at each reporting period. Investments held within the rabbi trust were $10.4 million and

$8.9 million as of December 27, 2011 and December 28, 2010, respectively. The fair market value of the underlying investment was based upon independent market data considered to be a Level 2 observable input.

Note 15 – Related-Party Transactions

MLGPE Advisory Agreement. Upon completion of the 2006 Transaction, the Company entered into an advisory agreement with an affiliate of MLGPE pursuant to which such entity or its affiliates provided advisory services to the Company. Under the agreement MLGPE or its affiliates provided financial, investment banking, management advisory and other services on the Company’s behalf for an annual fee of $1.0 million. The Company paid $1.0 million to MLGPE for the fee during each of the fiscal years ended 2011, 2010 and 2009.

Bank of America Merchant Services. In January 2009, Bank of America Corporation (“BOA”) acquired the parent company of MLGPE, Merrill Lynch & Co., Inc. During fiscal 2011 the Company paid Bank of America Merchant Services, affiliate of BOA, $0.3 million for credit card processing services.

Bank of America, N.A. In December 2009, the Company opened a money market account with BOA to invest any excess cash balances on hand. As of December 27, 2011, the Company had $67.6 million invested in this account. These investments are trading securities, which are included in cash and cash equivalents, and the fair value of the investment was determined using independent market data considered to be a Level 2 observable input.

Participation in Senior Secured Credit Facility. BOA and Merrill Lynch Capital Corporation (“MLCC”), an affiliate of MLGPE, were active participants in the Company’s Senior Secured Credit Facility. As of December 27, 2011, BOA held $1.7 million, or 1.0%, of the term loan notes outstanding and $12.5 million, or 16.7%, of the revolving credit facility. MLCC held $7.5 million, or 10.0%, of the revolving credit facility. The Company had no amounts outstanding on the revolving credit facility as of December 27, 2011.

Note 16 – Subsequent Events

On December 28, 2011, the Company’s stockholders closed on the definitive Purchase and Sale Agreement (“PSA”) with NPC Holdings, a company controlled by Olympus pursuant to which NPC Holdings acquired all of the membership interests of Holdings for $755.0 million less indebtedness as defined in the PSA. Under the terms of the PSA, the Company was required to extinguish all of its existing debt. In connection with the Acquisition, the Company issued $190.0 million principal amount of senior notes and entered into a $475.0 million new senior secured credit facility. The $475.0 million new senior secured credit facility consists of a $375.0 million term loan due 2018 and a $100.0 million revolving credit facility due 2016 which was not drawn at close. The net proceeds from the senior notes and new senior secured credit facility were combined with the $231.3 million contributed to NPC Holdings by Olympus and affiliates and used to pay the purchase price of the Acquisition and to retire certain existing indebtedness.

The Acquisition will be accounted for as a purchase business combination. The Company expects that a significant portion of the purchase price of approximately $755.0 million will be allocated to Acquisition-related intangible assets and goodwill. A final valuation of the completed Acquisition is still in process.

Additionally, on February 20, 2012 the Company closed on an Asset Purchase Agreement with PHI pursuant to which NPC agreed to purchase from PHI 36 units in and around Jacksonville, Florida for $18.8 million in cash plus an additional amount for inventory, prepaid expenses and store cash. This acquisition was funded from available cash on hand and borrowings on the Company’s $100.0 million revolving credit facility.

As previously disclosed, NPC is a defendant in a lawsuit entitled Jeffrey Wass and Mark Smith, et al. v. NPC International, Inc. On March 7, 2012, the parties orally agreed to settle the lawsuit on terms that are not material to the Company. The settlement is subject to execution of mutually agreeable written terms and releases, and, preliminary and final approval by the district court. The amount of the settlement to be paid under the settlement agreement was accrued as a liability on the Company’s consolidated financial statements as of and for the fiscal year ended December 27, 2011. See Note 12 – Commitments and Contingencies.

NPC International, Inc., NPC Operating Company A, Inc.

and NPC Operating Company B, Inc.

OFFER TO EXCHANGE

$190,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2020,

the issuance of which has been registered under the Securities Act of 1933, as amended,

for

all outstanding 10 1/2% Senior Notes due 2020

PROSPECTUS

Until July 16, 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.